

CALIX, INC.
2777 Orchard Parkway
San Jose, California 95134

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 9, 2024

To the Stockholders of Calix, Inc.:

The Annual Meeting of Stockholders ("Annual Meeting") of Calix, Inc. ("Calix"), will be held virtually, via live webcast at www.virtualshareholdermeeting.com/CALX2024, on Thursday, May 9, 2024 at 10:45 a.m. Pacific Daylight Time. The Annual Meeting will be held for the following purposes:

1.   To elect two directors to the Calix Board of Directors ("Board");

2.   To approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs");

3.   To ratify the selection of KPMG LLP as Calix's independent registered public accounting firm for the fiscal year ending December 31, 2024; and

4.   To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The above items of business are more fully described in the Proxy Statement. Only stockholders of record who owned Calix common stock at the close of business on March 11, 2024 can vote at this meeting or any adjournments that take place.

We have elected to use the Internet as our primary means of providing our proxy materials to stockholders. As a result, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") rather than mailing a paper copy of this Proxy Statement and our 2023 Annual Report. The Notice will be sent on or about March 28, 2024 to our stockholders of record as of the close of business on March 11, 2024. We are also providing access to our proxy materials over the Internet beginning on or about March 28, 2024. Electronic delivery of our proxy materials minimizes printing and mailing costs and reduces the environmental impact of the proxy materials.

The Notice contains instructions for accessing the proxy materials, including the Proxy Statement and our 2023 Annual Report, and provides information on how stockholders may obtain paper copies free of charge. The Notice also provides the date and time of the virtual Annual Meeting, the matters to be acted upon at the meeting and the Board's recommendation with regard to each matter and information on how to attend the virtual Annual Meeting and vote online.

You are cordially invited to attend the virtual Annual Meeting. Whether or not you expect to attend, you should vote and submit your proxy over the Internet following the voting procedures described in the Notice to ensure that your vote is recorded. We strongly encourage you to vote by Internet or phone by following the instructions described in the Notice. If you have requested and received paper copies of proxy materials in lieu of the Notice, we still encourage you to vote by phone, but if you do not have access to a phone you may sign, date and return by mail the proxy card sent to you.

By Order of the Board of Directors

/s/ Douglas McNitt

Douglas McNitt
Corporate Secretary

San Jose, California
March 28, 2024

The Notice of Annual Meeting, Proxy Statement and Form of Proxy are being distributed and made available on or about March 28, 2024.

PROXY STATEMENT
FOR 2024 ANNUAL MEETING OF STOCKHOLDERS
TABLE OF CONTENTS

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CALIX, INC.
2777 Orchard Parkway
San Jose, California 95134

PROXY STATEMENT
FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
STOCKHOLDER MEETING TO BE HELD ON MAY 9, 2024

The Board of Directors of Calix, Inc. is soliciting your proxy to vote at the virtual Annual Meeting of Stockholders to be held on May 9, 2024, at 10:45 a.m. Pacific Daylight Time, and any adjournment or postponement of that meeting ("Annual Meeting"). The Annual Meeting will be held via live webcast only at www.virtualshareholdermeeting.com/CALX2024.

We have elected to provide access to our proxy materials on the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders of record as of March 11, 2024 ("Record Date"), while brokers and other nominees who hold shares on behalf of beneficial owners will be sending their own similar notice. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to request a printed copy by mail or email may be found in the Notice and on the website referred to in the Notice, including an option to request paper copies prior to the Annual Meeting by April 25, 2024, and thereafter on an ongoing basis until May 9, 2025. On or about March 28, 2024, we are making this Proxy Statement available on the Internet and are mailing the Notice to all stockholders entitled to vote at the Annual Meeting. We intend to mail or email this Proxy Statement, together with a proxy card, only to those stockholders entitled to vote at the Annual Meeting who have properly requested paper copies of such materials within three business days of request.

The only voting securities of Calix, Inc. are shares of common stock, $0.025 par value per share ("common stock"), of which there were 65,401,260 shares outstanding as of the Record Date. We need the holders of a majority of the outstanding shares of common stock, present or represented by proxy, to hold the Annual Meeting.

In this Proxy Statement, we refer to Calix, Inc. as the "Company," "Calix," "we" or "us" and the Board of Directors as the "Board." When we refer to Calix's fiscal year, we mean the year ended December 31 of the stated year.

Our 2023 Annual Report to Stockholders, which contains consolidated financial statements for fiscal year 2023, accompanies this Proxy Statement. Stockholders who received the Notice can access this Proxy Statement and the 2023 Annual Report to Stockholders at the website referred to in the Notice. You also may obtain a copy of our 2023 Annual Report, which was filed with the Securities and Exchange Commission ("SEC"), without charge, by writing to our Investor Relations department at the above address. Our 2023 Annual Report and Proxy Statement are also available under "Financials" in the Investor Relations section of our website at investor-relations.calix.com and at the SEC's web site at www.sec.gov.

THE PROXY PROCESS AND STOCKHOLDER VOTING

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 11, 2024, will be entitled to vote online at the Annual Meeting. At the close of business on March 11, 2024, there were 65,401,260 shares of common stock outstanding and entitled to vote.

For Shares Registered in Your Name

If, on March 11, 2024, your shares were registered directly in your name with Calix's transfer agent, Computershare Inc., then you are a registered stockholder and will receive the proxy materials directly from Broadridge Financial Solutions, Inc. ("Broadridge"), an independent agent who we have engaged to tabulate votes for the Annual Meeting. You are the stockholder of record and may vote online at the Annual Meeting or vote by proxy. Whether or not you expect to attend, you should vote and submit your proxy over the Internet following the voting procedures described in the Notice to ensure that your vote is recorded. If you have requested and received paper copies of proxy materials, you can also vote over the phone or by signing, dating and returning by mail the proxy card sent to you.

For Shares Registered in the Name of a Broker, Bank or Other Agent

If, on March 11, 2024, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner of the shares, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also welcome to join the Annual Meeting and to vote online.

What do I need in order to be able to join the Annual Meeting online?

Any stockholder can join the Annual Meeting live online at www.virtualshareholdermeeting.com/CALX2024. The webcast will start at 10:45 a.m. Pacific Daylight Time. Stockholders may vote and submit questions while attending the Annual Meeting online. In order to be able to participate in the online Annual Meeting, you will need the control number included on your Notice or, if you received a printed copy of the proxy materials, your proxy card if you are a registered stockholder, or included with your voting instruction card and voting instructions you received from your broker, bank or other agent if you hold your shares in "street name." Instructions on how to participate online are also posted online at www.virtualshareholdermeeting.com/CALX2024.

Why is Calix holding the Annual Meeting online?

Calix has held its annual meetings online since 2012. Among other reasons, Calix believes holding the Annual Meeting online enables broader stockholder attendance and participation from any location around the world, minimizing travel time and cost. In designing our online format, we have taken measures to facilitate easy access and to ensure our virtual meeting provides all stockholders with equal access to ask questions of our Board and management. Our virtual meeting allows participating stockholders to vote on proposals, access our Proxy Statement and 2023 Annual Report and engage in a live Q&A with our Board, management and auditors. In addition, a recording of our Annual Meeting is publicly available for a year following each annual meeting at www.virtualshareholdermeeting.com/CALX2024.

What am I being asked to vote on?

You are being asked to vote on:

- election of two Class II directors to hold office until our 2027 Annual Meeting of Stockholders (Proposal No. 1);

- approval, on a non-binding, advisory basis of the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal No. 2); and

- ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (Proposal No. 3).

In addition, you are entitled to vote on any other matters that are properly brought before the Annual Meeting.

How does the Board recommend I vote on the Proposals?

The Board recommends that you vote:

- **FOR** each of the Class II director nominees;
- **FOR** approval, on a non-binding, advisory basis, of the compensation of our NEOs; and
- **FOR** ratification of the selection of KPMG LLP as our independent registered public accounting firm.

How do I vote?

For election of directors, you may either vote "For" the two nominees or you may "Withhold" your vote for all or for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

For Shares Registered in Your Name

If your shares are registered in your name, you may vote using any of the following methods:

- To vote over the Internet prior to or during the Annual Meeting, follow the online instructions provided on the Notice.
- To vote by phone, call the toll-free number found on the proxy card, which you can request by following the instructions provided on the Notice.
- To vote by mail, follow the instructions provided on the Notice to request a proxy card and complete, sign and date the proxy card, and return it promptly by mail.
- Whether or not you plan to join the Annual Meeting, we strongly encourage you to vote by Internet or phone to ensure that your vote is timely received and counted. You may still vote by mail if you do not have access to the Internet or a phone. As long as we receive your signed proxy card, or your vote by Internet or phone, by 11:59 p.m. Eastern Daylight Time on May 8, 2024, we will vote your shares as you direct. Even if you have submitted a proxy or voted by phone or the Internet before the Annual Meeting, you may still join the Annual Meeting and vote online. In such case, your previously submitted proxy or vote will be disregarded.

For Shares Registered in the Name of a Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should receive a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. You should follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy card. You may also vote online at the Annual Meeting by following the voting instructions provided by your broker, bank or other agent to log in to www.virtualshareholdermeeting.com/CALX2024 and cast your vote. You should also complete and mail the voting instruction card to ensure that your vote is counted.

Who counts the votes?

We have engaged Broadridge as our independent agent to tabulate stockholder votes. If you are a registered stockholder and you choose to vote over the Internet (either prior to or during the Annual Meeting) or by phone, Broadridge will access and tabulate your vote electronically, and if you have requested and received proxy materials via mail or email and choose to sign and mail your proxy card, your executed proxy card is returned directly to Broadridge for tabulation. As noted above, if you hold your shares through a broker, your broker (or its agent for tabulating votes of shares held in "street name") returns one proxy card to Broadridge on behalf of all its clients.

What is the required vote and how are votes counted?

A majority of the outstanding shares of common stock must be present or represented by proxy at the Annual Meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum.

With respect to Proposal No. 1, the election of directors, directors will be elected by a plurality of the votes cast, which means that the two nominees receiving the highest number of "For" votes will be elected. Abstentions and broker non-votes will have no effect with regard to this proposal, because approval of a percentage of shares present or outstanding is not required for this proposal.

With respect to Proposals No. 2 and 3, the affirmative vote of the holders of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal is required for approval. Abstentions have the same effect as a vote against these proposals.

Because your vote on Proposal No. 2 is advisory, it will not be binding on us, our Board or our Compensation Committee. However, we value our stockholders' views on the effectiveness of our executive compensation program. Our Board and Compensation Committee consider the annual advisory vote of our stockholders and our stockholders' views when making decisions about executive compensation.

Under the New York Stock Exchange ("NYSE") rules, brokers are permitted to vote their clients' proxies in their own discretion as to certain "routine" proposals. However, where a proposal is considered "non-routine," a broker who has received no instructions from its client generally does not have discretion to vote its clients' uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as "broker non-votes." Those shares would be considered present for purposes of determining whether a quorum is present but would not be counted in determining the number of votes present for the proposal. Those shares would not be taken into account in determining the outcome of a non-routine proposal.

Under NYSE rules, Proposals No. 1 and No. 2 are non-routine matters while Proposal No. 3 is a routine matter. Because brokers cannot vote uninstructed shares on behalf of their customers for non-routine matters, it is important that stockholders vote their shares.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 11, 2024.

What if I return a proxy card but do not make specific choices?

If you have properly requested and received a proxy card by mail or email, and we receive a signed and dated proxy card that does not specify how your shares are to be voted, your shares will be voted "For" the election of each of the two nominees for director and "For" Proposals No. 2 and 3. If any other matter is properly presented at the Annual Meeting, the individuals named as proxy holders on your proxy card will vote your shares in the manner recommended by the Board on all proposals presented in this Proxy Statement and as they may determine in their best judgment as to any other matters properly presented for vote at the Annual Meeting.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors, officers and employees may also solicit proxies in person, by phone or by other means of communication. Directors, officers and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice or set of materials?

If you receive more than one Notice or more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must follow the instructions for voting on the Internet on all of the Notices or proxy cards you receive via mail or email upon your request, which includes voting over the Internet, phone or by signing and returning all of the proxy cards you request and receive.

Can I change my vote after submitting my proxy or voting on the Internet or by phone?

Yes. You can revoke your proxy or prior vote at any time before the final vote at the Annual Meeting. If you are the registered stockholder for your shares, you may revoke your proxy or prior vote in any one of three ways:

- You may submit another properly completed proxy card with a later date or submit a new vote on the Internet or by phone using the same instructions followed when you submitted your prior vote.

- You may send a written notice that you are revoking your proxy to Calix's Corporate Secretary at Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134, or corporate.secretary@calix.com.

- You may join the Annual Meeting and vote online. Simply logging into the Annual Meeting will not, by itself, revoke your proxy or prior vote.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them, or you may join the Annual Meeting and vote online.

How will voting on any business not described in this Proxy Statement be conducted?

We are not aware of any business to be considered at the Annual Meeting other than the items described in this Proxy Statement. If any other matter is properly presented for vote at the Annual Meeting and you are not attending the meeting in person but have voted by proxy, the individuals named as proxy holder on your proxy card will vote your shares as they may determine in their best judgment.

When are stockholder proposals due for next year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by November 28, 2024, to Calix's Corporate Secretary at 2777 Orchard Parkway, San Jose, California 95134 or corporate.secretary@calix.com. If you wish to submit a proposal that is not to be included in next year's proxy materials under the SEC's stockholder proposal procedures or nominate a director, you must do so between January 9, 2025 and February 8, 2025; provided that if the date of the annual meeting is earlier than April 9, 2025 or later than July 8, 2025, you must give notice not later than the 90th day prior to the annual meeting date or, if later, the 10th day following the date on which public disclosure of the annual meeting date is first made. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our solicitation of proxies for our 2024 annual meeting. Stockholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Calix with the SEC without charge from the SEC's website at: www.sec.gov.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority of the shares of common stock issued and outstanding and entitled to vote are present or represented by proxy at the Annual Meeting. On the Record Date, there were 65,401,260 shares outstanding and entitled to vote. Accordingly, 32,700,630 shares must be represented by stockholders present at the Annual Meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum if you submit a valid proxy vote or vote online at the Annual Meeting. Abstentions and broker non-votes also will be counted towards the quorum requirement. If there is no quorum, either the chairperson of the Annual Meeting or a majority in voting power of the stockholders entitled to vote at the Annual Meeting, present or represented by proxy, may adjourn the Annual Meeting to another time or place.

How can I find out the results of the voting at the Annual Meeting?

Voting results will be announced by the filing of a Current Report on Form 8-K within four business days after the Annual Meeting. If final voting results are unavailable at that time, we will file an amended Current Report on Form 8-K within four business days of the day the final results are available.

CORPORATE GOVERNANCE

Overview

Our Board is responsible for providing oversight over the Company's business and affairs, including the Company's strategic direction, as well as the management and financial and operational execution that can best perpetuate the success of the business and support the long-term interests of our stockholders. To effectively support its responsibilities, the Board has three principal board committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee that each carry out responsibilities set out in specific committee charters approved by the Board and consistent with applicable requirements of the NYSE and the SEC. The Board has also established a Cybersecurity Committee and a Strategic Committee, each with specific committee charters approved by the Board. The Board and each Board committee may at their discretion retain outside advisors at the Company's expense in carrying out their responsibilities.

Our Board is committed to good corporate governance practices and seeks to represent stockholder interests through the exercise of sound judgment. To this end, the Board has adopted Corporate Governance Guidelines ("Guidelines") that provide specific provisions for the governance of the Board and Company. We have a Code of Business Conduct and Ethics ("Code of Conduct") applicable to all directors, officers and employees that is approved and adopted by our Board representing our commitment to the highest standards of ethics and integrity in the conduct of our business. Our bylaws, together with the Guidelines, the Board committee charters and our Code of Conduct serve as the governance and compliance framework of the Company.

On an annual basis, the Board and its committees review the Guidelines, Board committee charters and our Code of Conduct. The Guidelines, the written charter for each of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, Cybersecurity Committee, Strategic Committee and the Code of Conduct, as well as any amendments from time to time, may be found under "Governance" in the Investor Relations section of our website at investor-relations.calix.com. The referenced information on the Investor Relations section of our website is not a part of this Proxy Statement.

Leadership Structure of the Board

Under our bylaws, our Board appoints our corporate officers, including the chief executive officer. Mr. Weening serves as president and chief executive officer and is responsible for setting the strategic direction for and the day-to-day leadership and performance of Calix. Mr. Russo, who previously served as chief executive officer until October 2022, has served as chairman of the Board of Directors since July 2021. Mr. Listwin, who previously served as chairman, has served as lead independent director since July 2021 and will serve in this capacity until the expiration of his term on May 9, 2024, the date of our 2024 Annual Meeting. Mr. Russo consults with Mr. Listwin and sets the agenda for Board meetings and presides over meetings of the full Board. Mr. Russo is not "independent" under the rules of the NYSE. Mr. Listwin is "independent" as defined under the rules of the NYSE and has significant executive leadership, strategic and operational experience including multiple executive leadership roles at large publicly-traded technology companies. The Board believes that the current board leadership structure is best for Calix and its stockholders at this time. Our Nominating and Corporate Governance Committee periodically reviews and recommends to the Board the leadership structure of the Board.

Board Independence

Among other considerations, the Board strongly values independent board oversight as an essential component of strong corporate performance. On at least an annual basis, the Board undertakes a review of the independence of each director and considers whether any director has a material relationship with Calix. The Board evaluates each director under the independence rules of the NYSE and the non-employee director and audit committee independence requirements of the SEC.

Seven of the total nine current directors of our Board are independent under NYSE rules:

Director	Independent	Director Since
Christopher Bowick	Independent	2014
Kathy Crusco	Independent	2017
Eleanor Fields	Independent	2023
Don Listwin (1)	Independent	2007
Kira Makagon	Independent	2017
Rajatish Mukherjee	Independent	2022
Kevin Peters	Independent	2014
Carl Russo	Not Independent	1999
Michael Weening	Not Independent	2023

(1)   Mr. Listwin will no longer serve on the Board nor any committee of the Board upon the expiration of his term on May 9, 2024.

The NYSE rules require listed company boards have at least a majority of independent directors. Based on its evaluation, our Board determined that each of Messrs. Bowick, Listwin, Mukherjee and Peters, each of Mses. Crusco, Fields and Makagon, representing seven of Calix's nine current directors, are independent directors as defined under the NYSE rules. Mr. Russo, our chairman, and Mr. Weening, our president and chief executive officer, are the only members of the Board who are not independent.

Board Composition and Qualifications

The Board assesses Board composition and qualifications at least annually. In assessing Board composition and qualifications, as well as in evaluating candidates for nomination or to fill vacancies on the Board, the Board seeks to maximize effectiveness of the Board and its committees to perpetuate the success of the Company, to best represent stockholder interests through the exercise of sound judgment and to assure continuity in the Board's oversight over the Company and management. The Board places significant emphasis on ensuring an appropriate mix of characteristics, skills and experience for the Board as a whole and as to each individual director. The Board has delegated the evaluation of the skills and attributes of the Board as a whole and each individual director against the Company's needs and strategic direction to the Nominating and Corporate Governance Committee pursuant to the committee's charter. Among other considerations, the Board seeks to ensure an appropriate mix of expertise in executive and corporate leadership, diversity of background, perspective and experience (including diversity of gender, age and race/ethnicity), personal and professional integrity, ethics and values, financial and operational experience, depth of knowledge related to our business, business risks and operations, as well as expertise and insights in technologies, industries and markets relevant to our strategic plans, as set forth in our Corporate Governance Guidelines.

Our Board believes the current mix of skills, backgrounds, service period and attributes of our Board maximizes the effectiveness of our Board in its oversight responsibilities. In 2017, Mses. Makagon and Crusco joined our Board, with Ms. Makagon bringing substantial expertise in global platform strategy, technology, cybersecurity, operations and high-technology executive leadership and Ms. Crusco adding deep financial, accounting and operational expertise, public company leadership and governance experience. In 2022, Mr. Mukherjee joined our Board, bringing expertise in cloud software products, top-tier talent acquisition and small business solutions. More recently, in 2023, Ms. Fields joined our Board, bringing expertise in cloud software product and ecosystem development. The Board values the added diversity of gender, age, ethnicity, experience and perspective with the additions to the Board of Mses. Crusco, Fields and Makagon and Mr. Mukherjee and continues to include diversity in its assessment of Board composition and qualifications. Our Board also considers board tenure and mix of shorter, medium and longer tenure of board service in its review of Board composition. The average tenure of our independent directors is approximately seven years.

A depiction of the mix of key skills and attributes representative of our current Board is as follows:

Mix of Board Skills


Corporate Leadership
Public Company Experience
Financial Literacy
Technology, R&D and Innovation
Operations
Legal and Governance
Industry-Specific Experience
Board Leadership
Cybersecurity
Risk Management
Strategy
Audit Committee Finance and Accounting Expert

Mix of Board Attributes

Tenure (Independent Directors)	Age Diversity (All Directors)	Gender Diversity (All Directors)	Racial/Ethnic Diversity (All Directors)
7 Years Average Tenure	58 Average Years of Age	3 Female	1 Asian (Not Hispanic or Latino)
0-5 Years Tenure: two directors	40-49 Years of Age: two directors	6 Male	8 White (Not Hispanic or Latino)
6-10 Years Tenure: four directors	50-59 Years of Age: three directors		
11+ Years Tenure: one director	60+ Years of Age: four directors		

Board Meetings and Committees

Our Board met six times during fiscal year 2023. During 2023, each Board member attended 75% or more of the total number of meetings of the Board and of the committees on which he or she served. In addition, our Board met in executive session without management present during its four regularly scheduled meetings in 2023. Our chairman of the Board presides over the executive sessions of the Board.

We encourage our directors to attend our annual meetings of stockholders, and all of our directors attended our 2023 annual meeting of stockholders.

The Board has established three principal Board committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. In June 2017, the Board established a fourth Board committee, the Cybersecurity Committee, and in June 2018, the Board established a fifth Board committee, the Strategic Committee. The memberships of all five Board committees in 2023 were composed entirely of independent directors.

Committees of the Board of Directors
(All Committee Members are Independent)

Audit Committee
Chair: Kathy Crusco
Other Members: Eleanor Fields & Kevin Peters

Compensation Committee
Chair: Christopher Bowick
Other Members: Kira Makagon & Rajatish Mukherjee

Nominating and Corporate Governance Committee
Chair: Don Listwin
Other Members: Christopher Bowick & Kevin Peters

Cybersecurity Committee
Chair: Kevin Peters
Other Members: Kira Makagon & Rajatish Mukherjee

Strategic Committee
Chair: Don Listwin
Other Members: Kathy Crusco & Eleanor Fields

Audit Committee

Our Audit Committee is established in accordance with Section 3(a)(58)(A) of the Exchange Act and is responsible for overseeing management of Calix's risks relating to accounting matters, financial reporting and legal and regulatory compliance. Each director serving on our Audit Committee is independent within the meaning of the NYSE listing standards and applicable rules and regulations of the SEC.

The current members of our Audit Committee are Mses. Crusco and Fields and Mr. Peters, with Ms. Crusco serving as the Audit Committee chair. Our Board has determined that Ms. Crusco and Mr. Peters are each an "audit committee financial expert" as defined under the SEC rules and that Ms. Crusco's service on the audit committee of one other public company would not impair her ability to effectively serve on our Audit Committee. During 2023, the Audit Committee met twelve times and conducted private sessions with our independent registered public accounting firm and with individual members of management at its regularly scheduled meetings. The Audit Committee also meets regularly in executive session without management present at its scheduled meetings.

Our Audit Committee oversees our corporate accounting and financial reporting process. Among other matters, the Audit Committee evaluates the independent registered public accounting firm's qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fees; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of Calix's quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on Calix's engagement team as required by law; reviews Calix's critical accounting policies and estimates; oversees the internal audit function; oversees the Company's management of the legal function and compliance program; and annually reviews the Audit Committee charter and the committee's performance. The Audit Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Audit Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Audit Committee may at its discretion retain outside advisors at the Company's expense.

Compensation Committee

Our Compensation Committee is responsible for overseeing the management of risks relating to Calix's executive compensation plans and arrangements. Our Compensation Committee also oversees our policies related to employee compensation and benefits. Each director serving on our Compensation Committee is independent within the meaning of the NYSE listing standards and applicable rules and regulations of the SEC.

Our Compensation Committee as of the Record Date consisted of Messrs. Bowick and Mukherjee and Ms. Makagon, with Mr. Bowick serving as the Compensation Committee chair. During 2023, the Compensation Committee met seven times.

Our Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers, certifies performance against such corporate goals and objectives and sets the compensation of our executive officers. The Compensation Committee oversees executive succession matters, including chief executive officer succession planning, on an annual basis. The Compensation Committee also administers Calix's stock-based compensation plans, including the grant of stock options and other awards under Calix's equity plans, including the 2010 Equity Incentive Award Plan ("2010 Plan"), Third Amended and Restated 2019 Equity Incentive Award Plan ("2019 Plan"), Amended and Restated Employee Stock Purchase Plan ("ESPP") and Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan ("Nonqualified ESPP"). The Compensation Committee reviews and evaluates, at least annually, the Compensation Committee charter and the performance of the Compensation Committee and its members. The Compensation Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Compensation Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Compensation Committee may at its discretion retain outside advisors at the Company's expense.

Compensation Committee Interlocks and Insider Participation

Each of Mr. Bowick and Ms. Makagon served on Calix's Compensation Committee for the entirety of 2023, Mr. Listwin served on the committee until May 2023, and Mr. Mukherjee served on the committee from May 2023 through the remainder of 2023. None of the members of Calix's Compensation Committee is or was at any time during 2023 an officer or employee of Calix, was formerly an officer of Calix or has engaged in certain related transactions with Calix, as required to be disclosed by SEC regulations. None of Calix's executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on Calix's Board or Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for overseeing management of Calix's risks associated with the composition of the Board and its committees and the independence of the Board and potential conflicts of interest as well as for overseeing matters of corporate governance (including environmental, social and governance ("ESG") matters). Each director serving on our Nominating and Corporate Governance Committee is independent within the meaning of the NYSE listing standards.

Our Nominating and Corporate Governance Committee as of the Record Date consisted of Messrs. Bowick, Listwin and Peters, with Mr. Listwin serving as the Nominating and Corporate Governance Committee chair. Mr. Listwin will no longer serve on the Board nor on any committee of the Board upon the expiration of his term on May 9, 2024. During 2023, the Nominating and Corporate Governance Committee met four times.

The Nominating and Corporate Governance Committee is responsible for evaluating and making recommendations regarding candidates for directorships and the size and composition of the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing Calix's Corporate Governance Guidelines and reporting and making recommendations concerning corporate governance matters. The Nominating and Corporate Governance Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Nominating and Corporate Governance Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Nominating and Corporate Governance Committee may at its discretion retain outside advisors at the Company's expense.

Director Nominations

The Nominating and Corporate Governance Committee considers director candidate recommendations from a variety of sources, including nominees recommended by stockholders. The Nominating and Corporate Governance Committee may also retain an executive search firm or other resources to assist in identifying, screening and facilitating the interview process of director candidates. The Nominating and Corporate Governance Committee may take into account minimum qualifications including, among other factors the Committee may deem appropriate: diversity of personal and professional background, perspective and experience, including diversity of gender, age and ethnicity; personal and professional integrity, ethics and values; executive experience in corporate management, operations, governance or finance; experience relevant to the Company's business and industry and with relevant social policy considerations; experience as a board member or executive officer of other publicly-held companies; relevant academic expertise; practical and mature business judgment; promotion of a diversity of business or career experience relevant to the success of the Company; and any other relevant qualifications, attributes or skills, which will be evaluated in the context of the Board as a whole, with the objective of assembling a board that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In addition, the Nominating and Corporate Governance Committee expects any candidate for the Board to be able to represent the interests of the Company's stockholders as a whole rather than any special interest or constituency.

Each of our nominees standing for election at this 2024 Annual Meeting was recommended to the Board by the Nominating and Corporate Governance Committee based on the Committee's evaluation as set forth above.

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted director candidates recommended by stockholders. For a stockholder to make any nomination for election to the Board at an annual meeting, the stockholder must provide notice to Calix, which must be received at Calix's principal executive office not less than 90 days and not more than 120 days prior to the one-year anniversary of the preceding year's annual meeting; provided, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be delivered not later than 90 days prior to the date of the annual meeting or, if later, the 10th day following the date on which public disclosure of the annual meeting date is first made. Further updates and supplements to such notice may be required at the times and in the forms required under our bylaws. As set forth in our bylaws, submissions must include the name and address of the proposed nominee, information regarding the proposed nominee that is required to be disclosed in a proxy statement or other filings in a contested election under Section 14(a) of the Exchange Act, information regarding the proposed nominee's indirect and direct interests in shares of Calix's common stock, and a completed and signed questionnaire, representation and agreement of the proposed nominee. Our bylaws also specify further requirements as to the form and content of a stockholder's notice. We recommend that any stockholder wishing to make a nomination for director review a copy of our bylaws, as amended and restated to date, which is available, without charge, from our Corporate Secretary at 2777 Orchard Parkway, San Jose, California 95134 or corporate.secretary@calix.com. The presiding officer at the applicable annual meeting may, if the facts warrant, determine that a nomination was not properly made in accordance with the foregoing and our bylaws, in which case the defective nomination may be disregarded. In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Calix's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 12, 2024.

Cybersecurity Committee

The Cybersecurity Committee was constituted by the Board in June 2017 as a Board committee of independent directors responsible for overseeing the management of enterprise security over cyber risks, overall data protection and security breach programs and readiness and our program for data and security breach response and management. The Cybersecurity Committee also oversees risk management associated with the Company's business continuity and disaster recovery program. Each director serving on our Cybersecurity Committee is independent within the meaning of the NYSE listing standards.

Our Cybersecurity Committee as of the Record Date consisted of Messrs. Mukherjee and Peters, and Ms. Makagon, with Mr. Peters serving as the Cybersecurity Committee chair. During 2023, the Cybersecurity Committee met four times.

Our Cybersecurity Committee oversees Calix's management of risks associated with cybersecurity threats. At each Cybersecurity Committee meeting, members of the Company's senior leadership review and update the Committee on information security and data protection governance matters, including assessment of cybersecurity threats and risks, data security programs, data privacy programs and management and mitigation of potential and any actual cybersecurity and information technology risks and breaches. Among other responsibilities, the Cybersecurity Committee also reviews and provides oversight of: the effectiveness of Calix's data breach incident response plan; Calix's cybersecurity risk systems against industry benchmarks and best practices; Calix's cybersecurity insurance coverage; Calix's information security planning and resources to manage changes in Calix's cybersecurity threat landscape, including assessments of the potential impact of cybersecurity risk on Calix's business, operations and reputation; and Calix's business continuity and disaster recovery program. The Cybersecurity Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Cybersecurity Committee may at its discretion retain outside advisors at the Company's expense.

Strategic Committee

The Board constituted a Strategic Committee in June 2018 as a committee of independent directors with responsibility to oversee our business strategy, strategic direction and objectives.

Our Strategic Committee as of the Record Date consisted of Mses. Crusco and Fields, and Mr. Listwin, with Mr. Listwin serving as the Strategic Committee chair. Mr. Listwin will no longer serve on the Board nor on any committee of the Board upon the expiration of his term on May 9, 2024. During 2023, the Strategic Committee met five times.

Among other duties, the Strategic Committee provides oversight over our long-term strategic plan to support our objectives and to create long-term stockholder value and evaluates potential strategic actions and financing strategies. The Strategic Committee also works with management to monitor internal and external risks, threats and potential disruptions to our strategic plan. The Strategic Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Strategic Committee may at its discretion retain outside advisors at the Company's expense.

Annual Self-Assessment and Board Education

Annually, the Board and each Board committee conduct a self-assessment to assess the performance and effectiveness of the Board and Board committees, as well as to provide feedback on individual directors. The chairman of the Board leads discussions and actions related to the self-assessments. The Board is committed to ongoing director education and advancement. To that end, the Company has a written Board education policy and provides its directors with membership in the National Association of Corporate Directors ("NACD") to assist them in remaining current with best practices and developments in board oversight and corporate governance, as well as opportunities to participate in NACD fellowship programs on leading boardroom practices and commitment to boardroom excellence.

Board Oversight Over Risks

The Board has an active role, as a whole and also at the committee level, in overseeing management of Calix's risks, including financial risks, cybersecurity risks, credit and liquidity risks, legal and regulatory risks and operational risks, including risks that may impact continuity of our business in the event of disruptions or disasters that may materially impact our business. The Board is responsible for general oversight of risks and regularly reviews information from management who is responsible for the day-to-day processes and operations to manage and mitigate risks.

The Audit Committee has primary responsibility for oversight over management's processes over financial, credit and liquidity, legal and regulatory risks, including the Company's compliance program; the Compensation Committee is responsible for risk assessments over Calix's compensation practices and policies, including incentivizing and retention of executive officers; the Nominating and Corporate Governance Committee oversees corporate governance and management of our ESG and public company governance risks; the Cybersecurity Committee oversees Calix's overall business continuity and disaster recovery, including management of risks associated with cybersecurity, privacy and data breach threats; and the Strategic Committee has oversight over internal and external risks to our strategic plan. While Board committees have responsibility for evaluating certain areas of risks and overseeing the management of such risks, the entire Board retains overall responsibility and remains regularly informed through committee reports about such risks.

Code of Conduct and Compliance

We are committed to the conduct of our business to the highest standards of ethics and integrity as reflected in our Code of Conduct. All of our directors, officers and employees annually review our Code of Conduct and are expected to comply with our Code of Conduct, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Under our Code of Conduct, we have established a compliance hotline that is operated by an independent third party to receive complaints about any accounting, internal control or auditing matters as well as compliance, ethical or other matters of concern (including on an anonymous basis where permitted under applicable law). Annually, our Audit Committee reviews our Code of Conduct and related policies and processes with management. Our Code of Conduct is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

Risk Assessment of Compensation Practices and Policies

We have assessed, with input from outside consultants, and discussed with the Compensation Committee our compensation policies and practices for our employees as they relate to risk management. Based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash incentives and sales-based incentives focus on achievement of short-term or annual goals, we believe that our performance-based cash incentives and sales-based incentives appropriately balance risk and the desire to focus employees on specific goals important to our growth and long-term success. We believe these programs also do not encourage unnecessary or excessive risk taking as the potential payout is limited, with payouts on performance-based cash incentives for our executives generally limited to 100% of target and payouts of greater than target based on limited incremental achievement above 100% of target. Further, such programs represent only one portion of the total compensation opportunities available to most employees, and we believe that our internal policies and controls help mitigate this risk. Employees are also given the opportunity to participate in stock ownership through our employee stock purchase plans to purchase stock at discounted prices, subject to limits and holding periods stated in the plans, which we believe help align employee performance with creation of long-term stockholder value.

A significant portion of the compensation provided to senior management is in the form of long-term equity-based incentives that are conditioned on achievement of one or more annual financial performance targets that we believe are important to help further align management's interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our financial performance and stock price and vesting of such equity awards are generally over a four-year period.

The statements regarding the risks arising from our compensation policies and practices contain forward-looking statements that involve substantial risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Communications with the Board

Stockholders and other interested parties may communicate with the Board or any specified individual directors. Such correspondence should be sent to the attention of the Board or specific directors, c/o Corporate Secretary, 2777 Orchard Parkway, San Jose, California 95134 or corporate.secretary@calix.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information as to the beneficial ownership of our common stock as of March 11, 2024 for:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

- each of our directors;

- each NEO as set forth in the Summary Compensation Table in this Proxy Statement; and

- all current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 11, 2024 and restricted stock units ("RSUs") that vest within 60 days of March 11, 2024, are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock in the table is based on 65,401,260 shares of our common stock outstanding on March 11, 2024. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134.

Name of Beneficial Owner	Common Stock (#)	Options Exercisable Within 60 Days (#)	Total Number of Shares Beneficially Owned (#)	Percent of Outstanding Shares (%)
5% Stockholders:				
AllianceBernstein L.P. 501 Commerce Street Nashville, TN 37203	5,301,947 (2)		5,301,947	8.11%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	8,719,530 (3)		8,719,530	13.33%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	6,610,788 (4)		6,610,788	10.11%
Named Executive Officers:				
Michael Weening	15,462	1,581,356	1,596,818	2.38%
Cory Sindelar	75,898	984,666	1,060,564	1.60%
Matthew Collins	—	438,497	438,497	*
Shane Eleniak	—	666,326	666,326	1.01%
Non-Employee Directors:				
Carl E. Russo	6,001,351 (5)	1,031,250	7,032,601	10.59%
Don Listwin	807,533 (6)	—	807,533	1.23%
Kevin Peters	126,028	19,033	145,061	*
Christopher Bowick	61,927	19,033	80,960	*
Kathy Crusco	54,705	19,033	73,738	*
Kira Makagon	34,275	19,033	53,308	*
Rajatish Mukherjee	—	4,756	4,756	*
Eleanor Fields	—	1,706	1,706	*
All Current Directors and Executive Officers as a Group (12 persons)	7,177,179	4,784,689	11,961,868	17.04%

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1) Shares shown in the table include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2) The information was based upon a Schedule 13G filed with the SEC on February 14, 2024 by AllianceBernstein L.P.. AllianceBernstein has sole voting power with respect to 4,509,265 shares; sole dispositive power over 5,245,316 shares; and shared dispositive power over 56,631 shares. The shares are held solely for investment purposes on behalf of client discretionary investment advisory accounts. The principal business address of AllianceBernstein L.P. is 501 Commerce Street, Nashville, TN 37203.

(3) The information was based upon a Schedule 13G/A filed with the SEC on January 23, 2024 by BlackRock, Inc. BlackRock, Inc. has sole voting power with respect to 8,538,463 of these shares; and sole dispositive power over 8,719,530 of these shares. The shares reported as being beneficially held by BlackRock, Inc. may be held by one or more of its subsidiaries: Blackrock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; Blackrock (Netherlands) B.V.; Blackrock Fund Advisors; Blackrock Institutional Trust Company, N.A.; Blackrock Asset Management Ireland Limited; Blackrock Financial Management, Inc.; Blackrock Japan Co., Ltd.; Blackrock Asset Management Schweiz AG; Blackrock Investment Management, LLC; Blackrock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; Blackrock Investment Management (Australia) Limited; or Blackrock Fund Managers Ltd. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(4) The information was based upon a Schedule 13G/A filed with the SEC on March 11, 2024 by The Vanguard Group. The Vanguard Group has shared voting power over 106,924 shares; sole dispositive power over 6,441,551 shares;

and shared dispositive power over 169,237 shares. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5)   The information was based upon a Schedule 13G filed with the SEC on February 13, 2024 by Carl E. Russo. Russo has sole voting power over 6,693,819 shares, shared voting power over 275,633 shares, sole dispositive power over 6,693,819 shares, and shared dispositive power over 275,633 shares. Includes 2,239,188 shares held by The Crescentico Trust, Carl Russo, Trustee; and 13,782 shares held by Equanimous Investments. The managing members of Equanimous Investments are Carl Russo and Tim Pasquinelli. These individuals may be deemed to have shared voting and investment power over the shares held by Equanimous Investments. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of The Crescentico Trust, Carl Russo, Trustee; and Equanimous Investments is 1960 The Alameda Suite 150, San Jose, California 95126.

(6)   Includes 310,000 shares held by No Mas Ninos, L.P. Mr. Listwin is a general partner of No Mas Ninos, L.P. and may be deemed to have shared voting and investment power over the shares held by the limited partnership. Mr. Listwin disclaims beneficial ownership of such shares to the extent of his pecuniary interest therein.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation provides that our Board shall be divided into three classes, with the directors in each class having a three-year term. Unless the Board determines that vacancies (including vacancies created by increases in the number of directors) shall be filled by the stockholders, and except as otherwise provided by law, vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall hold office until the next election of the class for which such director shall have been chosen.

As of March 28, 2024, the date this Proxy Statement is made available, the Board consists of nine directors, divided into the following three classes:

- **Class I directors**: Kathy Crusco, Carl Russo and Michael Weening, whose current terms will expire at the 2026 Annual Meeting;

- **Class II directors**: Don Listwin, Rajatish Mukherjee and Kevin Peters, whose current terms will expire at the 2024 Annual Meeting; and

- **Class III directors**: Christopher Bowick, Eleanor Fields and Kira Makagon, whose current terms will expire at the 2025 Annual Meeting.

We received notice on March 22, 2024, that one of our independent directors, Mr. Listwin, had decided not to stand for re-election upon the expiration of his term on May 9, 2024, the date of our 2024 Annual Meeting. Mr. Listwin indicated that this decision not to stand for re-election was not due to any disagreement with the Company nor any matter relating to the Company's operations, policies or practices. Our Board unanimously voted on March 22, 2024, to reduce the size of our Board from nine members to eight, effective upon the expiration or earlier termination of Mr. Listwin's term on the Board. Mr. Listwin is a Class II director, whose current term expires at the 2024 Annual Meeting. Our Board plans to reevaluate membership on, and leadership of, each of the Board committees in light of the expiration of Mr. Listwin's term, including considering the appointment of a successor as lead independent director.

Our Nominating and Corporate Governance Committee has recommended, and our Board has approved, Rajatish Mukherjee and Kevin Peters as nominees for reelection as Class II directors at the 2024 Annual Meeting. Mr. Mukherjee and Mr. Peters have each agreed to stand for reelection as Class II directors. Each director to be elected will hold office from the date of such director's election by the stockholders until the third subsequent annual meeting of stockholders or until his successor is elected and has been qualified, or until such director's earlier death, resignation or removal. Shares of common stock represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two Class II director nominees named above.

The Board expects each of the nominees to be available for election to the Board at the 2024 Annual Meeting. In the event that any nominee should be unable to serve or for good cause will not serve, such shares will be voted for the election of such substitute nominee as the Board may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve. Directors are elected by a plurality of the votes cast at the meeting.

Our Director Nominees and Board of Directors

At least annually our Nominating and Corporate Governance Committee reviews the skills and characteristics of directors and the mix of skills and experience and diversity of the Board in the context of our business strategy, growth initiatives and our customers and target market, our business and operating requirements and the long-term interests of our stockholders. In doing so, the Nominating and Corporate Governance Committee seeks a board composition that can best perpetuate the success of the business and represent stockholder interests. The Committee also considers the tenure of our directors and seeks to maintain a balance of longer tenured directors with deep institutional knowledge and newer directors who bring new perspectives to the Board. See "*Board Meetings and Committees — Nominating and Corporate Governance Committee*" above regarding the Nominating and Corporate Governance Committee's evaluation and selection of director nominees.

The Board believes that all the nominees for election are highly qualified and have the skills and experience required for effective service on the Board. Mr. Mukherjee serves on our Compensation Committee and Cybersecurity Committee, and brings substantial expertise and knowledge regarding compensation, cybersecurity, privacy and software platform technologies. Mr. Peters chairs our Cybersecurity Committee and serves on our Audit Committee as our audit committee financial expert, and brings substantial expertise and knowledge in cybersecurity, financial matters and the leadership of complex organizations. We believe the skills and attributes of these nominees complement the expertise, background and experience of our other continuing directors.

Biographical information describing the qualifications and relevant experience, skills and attributes of our Class II nominees and our other current directors who will continue in office after the 2024 Annual Meeting as of March 28, 2024, is set forth below.

Nominees for Election to a Three-Year Term Expiring at the 2027 Annual Meeting of Stockholders

Rajatish Mukherjee

Independent director **Age**: 47 **Director since** 2022 **Calix Board committees**: • Compensation • Cybersecurity **Other current public company directorships**: none	Mr. Mukherjee brings to our Board more than 20 years of experience in global platform and software companies focused on the small and midsize business ("SMB") market. Mr. Mukherjee has served as an Executive Vice President and General Manager for Employer at Indeed since February 2023, where he is responsible for shaping product and go-to-market priorities for millions of employers, from small business customers to enterprise organizations, around the world to help them match and connect with talent to hire with speed and simplicity. Mr. Mukherjee previously served as General Manager of SMB at Indeed, where he oversaw product growth in the SMB segment and international markets from February 2023 to February 2022, and prior to that as Senior Vice President of Product at Indeed from June 2016 to February 2022. Prior to joining Indeed, Mr. Mukherjee was Senior Vice President of Product at GoDaddy from 2013-2016 where he was responsible for helping their customers build successful businesses online. He has significant experience with SMB customers and led multiple successful acquisitions for the company. Previously, Mr. Mukherjee worked on the Enterprise Platform team at Google from 2011-2012 where he led Product Management for Domains for Google Apps and Google Drive for enterprises. From 2008-2011 he was a Senior Product Manager for the Online Services division at Microsoft with responsibility for product and business strategy for Office 365. Mr. Mukherjee holds a joint Master of Business Administration from the Haas School of Business at the University of California at Berkeley & the Columbia Business School. He also has a Bachelor's degree in Computer Science & Engineering from India.

Kevin Peters	Cybersecurity Committee Chair
Independent director **Age**: 59 **Director since** 2014 **Calix Board committees**: • Audit (Audit Committee financial expert) • Cybersecurity (Chair) • Nominating and Corporate Governance **Other current public company directorships**: none	Mr. Peters brings to our Board a wealth of leadership as well as business and industry experience gained over the course of a 28-year career with AT&T, one of world's largest communications companies. Mr. Peters last served as president, chief executive officer and board member of Titanium Software, a privately-held technology company, from June 2022 through his retirement in March 2023. Mr. Peters formerly served as president and chief executive officer of NetNumber Inc., from February 2018 to July 2022, and has served as a board member since April 2015. Previously, Mr. Peters served as executive vice president, global customer service for AT&T, Inc., from 2012 until his retirement in 2014. Mr. Peters joined AT&T in 1986, and held various functional roles, including in information technology, sales, engineering and finance until 2000. Mr. Peters then served as vice president, local network planning and project management in 2001. During his subsequent career at AT&T, Mr. Peters served in the following capacities: senior vice president, network engineering from 2003 until 2004; senior vice president, global network technology program management, AT&T Labs in 2005; senior vice president-enterprise systems and software engineering in 2006; executive vice president, global network operations from 2006 until 2009; and chief marketing officer, business from 2010 until 2011. Since retiring, Mr. Peters has provided advisory services to a number of companies, including Accenture, a global management consulting and professional services firm, J&L Group, a privately-held telecommunications company and the Howe School of Business, Stevens Institute of Technology. In addition to the other current directorships described, Mr. Peters also currently volunteers and serves on the board of directors of the Crandon Lakes Country Club and the Yogi Berra Museum and Learning Center. Mr. Peters holds a Master of Business Administration with honors (Beta Gamma Sigma) from Columbia University, a Master of Science in Telecommunications Engineering from Stevens Institute of Technology and a Bachelor of Science in Psychology from Fairfield University, and attended the Harvard University Advanced Management Program. Mr. Peters also holds a Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH CLASS II DIRECTOR NOMINEE NAMED ABOVE.

Current Directors Continuing in Office Until the 2025 Annual Meeting of Stockholders

Christopher Bowick	**Compensation Committee Chair**
Independent director **Age**: 68 **Director since** 2014 **Calix Board committees**: • Compensation (Chair) • Nominating and Corporate Governance **Other current public company directorships**: none	Mr. Bowick brings to our Board extensive experience in advising and managing companies in the technology and telecommunications industries. Mr. Bowick is principal of The Bowick Group, LLC, where he provides technology, product, business and executive-development advice and counsel to clients in the cable television and telecommunications industries. From 1998 until his retirement in 2009, Mr. Bowick held various positions at Cox Communications. Mr. Bowick joined Cox in 1998 as vice president, technology development, and was named senior vice president of engineering and chief technical officer in 2000. Mr. Bowick retired as chief technology officer of Cox in June of 2009. At Cox, Mr. Bowick was responsible for strategic technology planning, day-to-day technical operations and the development and deployment of technology solutions for the company's video, voice, high speed data and wireless products, including the development and deployment of telecommunications services, such as circuit-switched telephone, voice over IP, high-speed data, digital video, HDTV, video-on-demand and interactive television. Mr. Bowick was also responsible for network engineering and network operations for Cox's nation-wide network infrastructure including its national backbone, Metropolitan Area Networks and HFC networks. Prior to joining Cox, Mr. Bowick served as group vice president of technology and chief technical officer for Jones Intercable, Inc., while simultaneously serving as president of Jones Futurex, a designer and manufacturer of triple DES, PC-based hardware encryption devices and provider of contract manufacturing services. Prior to Jones, Mr. Bowick served as vice president of engineering for Scientific Atlanta's Transmission Systems Business Division, and as a design engineer for Rockwell International, Collins Avionics Division. Mr. Bowick also formerly served on the board of directors of VIXS Systems Inc., a publicly-held company. Mr. Bowick holds a Master of Business Administration from the University of Colorado and a Bachelor of Science in Electrical Engineering from the Georgia Institute of Technology.

Eleanor Fields	
Independent director **Age**: 48 **Director since** 2023 **Calix Board committees**: • Audit • Strategic **Other current public company directorships**: none	Ms. Fields brings to our Board extensive experience in cloud software product and ecosystem development. Ms. Fields currently serves as the Chief Product and Engineering Officer at Salesloft, the world's leading Sales Engagement platform, and has served in this capacity since March 2021. Together with the team at Salesloft she builds products to help sellers connect with buyers, get insight from data when they need it, and align across the team. Prior to Salesloft, she was part of Tableau Software for more than 12 years, from November 2008 to March 2021, where she led product strategy and engineering for mobile apps, collaboration, search and Tableau Public. Ms. Fields was part of the core team that envisioned, built and launched Tableau Public and Tableau Online, and led Tableau's insanely vibrant customer community. Ms. Fields holds a Master of Business Administration from Stanford University and a B.S. in Engineering and a B.A. in Policy from Rice University.

Kira Makagon

Independent director **Age**: 60 **Director since** 2017 **Calix Board committees**: • Compensation • Cybersecurity **Other current public company directorships**: none	Ms. Makagon brings to the Board extensive experience in global platform strategy, technology, cybersecurity, operations and high technology executive leadership. Since July 2019, Ms. Makagon has served as executive vice president and chief innovation officer at RingCentral, Inc., a publicly-held provider of cloud-based global collaborative communications solutions, and previously served as RingCentral's executive vice president of innovation from August 2012 to July 2019. From January 2012 to July 2012, Ms. Makagon served as the senior vice president of products of iCrossing, a global digital marketing agency owned by Hearst Corporation. From June 2009 to December 2011, she held various executive leadership roles at Red Aril, Inc., an online media technology company, serving as founder, chief executive officer and member of the board of directors from June 2009 to April 2010, and president from April 2010 to December 2011. Prior to joining Red Aril, Ms. Makagon held various executive leadership roles at NebuAd, Inc., an online data and media company, serving as co-founder and president from September 2006 to July 2008, chief executive officer from August 2008 to December 2008, and consultant and board member from January 2009 to May 2009. Ms. Makagon has also served in various roles at Exigen Group, a provider of SaaS workflow platforms and call center solutions, including president, ventures and alliances, and executive vice president, marketing and business development, as well as serving on the board of directors. Prior to that, Ms. Makagon co-founded and held key executive positions in flagship online marketing and CRM companies, including Octane Software, which was acquired by E.Epiphany, and Scopus Technology, where she brought multiple generations of CRM products to market. Ms. Makagon holds a Bachelor of Science in computer science and a Master of Business Administration from the University of California, Berkeley.

Current Directors Continuing in Office Until the 2026 Annual Meeting of Stockholders

Kathy Crusco   **Audit Committee Chair**

Independent director **Age:** 59 **Director since** 2017 **Calix Board committees**: • Audit (Chair and Audit Committee financial expert) • Strategic **Other current public company directorships**: • TD Synnex Corporation (member of audit committee)	Ms. Crusco brings to our Board a wealth of experience instilling operational rigor at leading technology companies. From December 2017 until January 2020, Ms. Crusco served as executive vice president and chief financial officer at Kony, Inc., a privately-held mobile applications solutions provider, which was acquired by Temenos, a banking software company. From August 2016 until November 2017, Ms. Crusco served as executive vice president, chief operating officer and chief financial officer at Epicor Software Corporation, a privately-held software company. Ms. Crusco joined Epicor in May 2011 when the company merged with Activant Solutions Inc., a business management software company where she served as senior vice president and chief financial officer from May 2007 to November 2010, then as executive vice president and chief financial officer. Before joining Activant, she worked for Polycom from 2002 to 2007, rising to the role of vice president of worldwide finance during her tenure. Ms. Crusco has also held a variety of financial roles at Documentum, Inc., Adaptec, Inc. and Price Waterhouse LLP. Ms. Crusco holds a Bachelor of Science in Business Administration with an emphasis in accounting from California State University, Chico.

Carl Russo | **Chairman of the Board**

Chairman of the Board **Age**: 67 **Director since** 1999 **Calix Board committees**: none **Other current public company directorships**: none	Mr. Russo has served as Calix's Chairman of the Board since July 2021. Previously, he served as chief executive officer from December 2002 until September 2022, and has also served as president from December 2002 to January 2021. Mr. Russo brings substantial expertise and knowledge regarding our business strategy, markets and operations to Calix's board of directors. He also brings to the Board an extensive background in the telecommunications and networking technology industries. From November 1999 to May 2002, Mr. Russo served as vice president of optical strategy and group vice president of optical networking of Cisco Systems, Inc. From April 1998 to October 1999, Mr. Russo served as president and chief executive officer of Cerent Corporation, which was acquired by Cisco. From April 1995 to April 1998, Mr. Russo served in various capacities, including as chief operating officer, at Xircom, Inc., which was acquired by Intel Corporation. Previously, Mr. Russo served as senior vice president and general manager for the hyperchannel networking group of Network Systems Corporation and as vice president and general manager of the data networking products division of AT&T Paradyne Corporation. Mr. Russo served on the board of directors of Vital Network Services, Inc., a privately-held company delivering network lifecycle services, and Xirrus, Inc., a privately-held company providing products that enable high-performance wireless networks. Mr. Russo attended Swarthmore College and previously served on its board of managers.

Michael Weening | **President and Chief Executive Officer**

Director **Age:** 55 **Director since** 2023 **Calix Board committees**: none **Other current public company directorships**: none	Mr. Weening has served as Calix's president and chief executive officer since October 2022. As Calix's president and chief executive officer, Mr. Weening brings substantial experience and knowledge regarding our business strategy, markets and operations to Calix's board of directors. He also brings to the Board an extensive background in the telecommunications and networking technology industries. From January 2021 until September 2022, Mr. Weening served as president and chief operating officer at Calix; as executive vice president and chief operating officer from August 2020 until January 2021; as executive vice president, global operations from January 2019 until August 2020; and as executive vice president in various capacities over our field operations and sales and marketing organizations from June 2016 until January 2019. Prior to joining Calix, Mr. Weening held various sales executive leadership roles at salesforce.com, inc., a customer relationship management company. From August 2014 until June 2016, Mr. Weening served as senior vice president of global customer success and services at salesforce.com, and from May 2012 until August 2014 as senior vice president of customer and sales growth in Japan and Asia Pacific at salesforce.com. From May 2009 until May 2012, Mr. Weening served as vice president of business sales at Bell Mobility in Canada. Prior to joining Bell Mobility, Mr. Weening also held various sales leadership roles at Microsoft Corporation in Canada and the United Kingdom. Mr. Weening holds a Bachelor of Arts in Business Administration from Brock University.

There are no family relationships among any directors, director nominees or executive officers of Calix.

Our Executive Officers

The following is biographical information for our current executive officers who were not discussed above.

Name	Age	Position(s)
Cory Sindelar	55	chief financial officer
J. Matthew Collins	52	chief commercial operations officer
Shane Eleniak	56	chief product officer

Cory Sindelar has served as Calix's chief financial officer ("CFO") and principal accounting officer since October 1, 2017, and previously served as Calix's interim chief financial officer and principal accounting officer from May 31, 2017 to September 30, 2017. Prior to joining Calix, Mr. Sindelar served as the chief financial officer at several technology companies since 2006, including Ikanos Communications, a public broadband semiconductor company, and Violin Memory, Inc., a public data storage company. From 2003 to 2006, Mr. Sindelar held various finance positions at EMC Corporation. From 2000 to 2003, Mr. Sindelar was vice president, corporate controller and principal accounting officer at Legato Systems, Inc., an enterprise software company, which was acquired by EMC. Mr. Sindelar holds a Bachelor of Science in Business Administration with an emphasis in accounting from Georgetown University.

J. Matthew ("Matt") Collins has served as Calix's chief commercial operations officer ("CCOO") since January 2023. Mr. Collins previously served as executive vice president of commercial operations and chief marketing officer ("CMO") from September 2021 until December 2022. He is responsible for supply chain operations, demand management, commercial strategy and analytics, field operations, and global process transformation. Mr. Collins also leads the Calix go-to-market team which is responsible for corporate, field, and product marketing, as well as partner operations and business development. He previously served as senior vice president of commercial operations and CMO at Calix from January 2021 to September 2021. From June 2017 to December 2019, he served as Calix's CMO. Prior joining Calix, Mr. Collins was senior vice president of global marketing and go-to-market strategy from September 2014 to May 2017. Over the course of his career, he has built and led marketing and strategy teams at Dun & Bradstreet (D&B), IBM, McKinsey, and Merck. Mr. Collins received his Masters of Business Administration from Harvard University and holds a Bachelor of Arts from Dartmouth College.

Shane Eleniak has served as Calix's chief product officer ("CPO") since January 2023. Mr. Eleniak previously served as executive vice president of products from September 2021 until December 2022. In this role Mr. Eleniak is responsible for all of Calix's products – Access, Premises, Cloud and Ecosystem and leads the teams responsible for Product Strategy, Product Management, Engineering, Cloud Operations and Technology. From January 2020 to September 2021, he served as our senior vice president, Revenue Edge Products. From August 2018 to January 2020, he served as our senior vice president, Platforms. From May 2017 to July 2018, he served as our vice president, systems products. From May 2015 to April 2017, Mr. Eleniak served as our vice president, product line leadership. Prior to joining Calix, he was the group vice president of the advanced broadband solutions (ABS) business unit at CommScope, responsible for their edge, access and CPE products, from March 2010 to May 2015. Earlier in his career, he was EVP of marketing and business development for Alloptic where he was the corporate officer responsible for all product and commercial operations. He previously held several key executive management positions in marketing, product management, business development and engineering at such industry leaders as Corrigent Systems, Alcatel-Lucent, and Telus. He holds a Bachelor of Science in Electrical Engineering from the University of Alberta.

Independence of the Board

The NYSE prescribes independence standards for listed companies. These standards require a majority of the Board to be independent. They also require each member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board to be independent. No director qualifies as independent unless the Board determines that the director has no direct or indirect material relationship with us. The Board also evaluates each director's independence to serve on our Board and committees under the applicable requirements of the SEC. On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. We also review our relationship with any entity employing a director or on which the director currently serves as a member of the board. After review of all relevant transactions or relationships between each director, or any of his or her immediate family members, and Calix, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that all of Calix's current directors are independent directors within the meaning of the applicable NYSE standards, except for Mr. Russo, Calix's chairman, and Mr. Weening, Calix's president and chief executive officer. All of the committees of our Board are comprised entirely of directors determined by the Board to be independent within the meaning of the NYSE standards and applicable SEC regulations.

PROPOSAL NO. 2

APPROVAL ON A NON-BINDING, ADVISORY BASIS OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY")

We are seeking an advisory vote from our stockholders to approve the compensation paid to our NEOs, as disclosed in this Proxy Statement under the "*Compensation Discussion and Analysis*" section ("CD&A") below.

Our Compensation Committee, with advice and information from its external compensation consultant and consideration of recommendations by our CEO for our executives (other than the CEO), has structured our executive compensation program to stress a pay-for-performance philosophy. The compensation opportunities provided to our NEOs are significantly dependent on Calix's financial performance, the performance of Calix's stock and the NEO's individual performance, which are intended to drive creation of sustainable stockholder value. The Compensation Committee intends to continue to emphasize what it believes to be responsible compensation arrangements that attract and retain high-caliber executive officers and motivate strong performance to achieve Calix's short- and long-term business strategies and objectives.

Our Board previously determined to hold an advisory "say-on-pay" vote every year. In accordance with this determination and Section 14A of the Exchange Act, you have the opportunity to vote "For" or "Against" or to "Abstain" from voting on the following non-binding resolution relating to executive compensation:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to Calix's NEOs as disclosed in Calix's proxy statement for the 2024 Annual Meeting of Stockholders under the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion of the proxy statement."

In deciding how to vote on this proposal, we encourage you to consider Calix's executive compensation philosophy and objectives, the design principles and the elements of Calix's executive compensation program described in our CD&A below. As described in the CD&A, a guiding principle of our compensation philosophy is that pay should be linked to performance and that the interests of our executives and stockholders should be aligned. Our compensation program is a mix of short- and long-term components, cash and equity elements and fixed and contingent payments in proportions we believe will provide the proper incentives, reward our NEOs, help us achieve our goals and increase stockholder value. For example:

- *NEOs Compensation Aligned with Stockholder Interests and Substantially Tied to Company Performance.* A significant portion of our NEOs' compensation is tied to performance in the form of variable cash and performance-contingent stock options earned based on stated performance targets tied to achievement of growth in Calix's stock price and Calix's quarterly and annual financial performance along with consideration of an individual executive's performance. From time to time, our Compensation Committee may choose to award our NEOs with other vehicles to assist with retention or to further align pay and performance, including time-based option grants.

- *Change in Control and Severance Benefits Not Grossed Up.* Calix provides limited change in control and severance benefits to provide NEOs security and to remain competitive in attracting and retaining executive talent. Calix does not provide for any tax gross up to any NEO in connection with any change in control or severance benefits.

- *Clawback Policies.* Calix adopted a clawback policy in May 2019 that applies to all executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement. In November 2023, we adopted a second clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted, in compliance with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as implemented by NYSE. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

- *Two-Year Holding Period Upon Exercise of Certain Time-Based Option Grants.* In November 2019, Mr. Sindelar and Mr. Weening were awarded time-based option grants annually over a five-year period as discussed under "*Compensation Discussion and Analysis – Letter Agreements for Cory Sindelar and Michael Weening*" below. Each option grant will vest and become exercisable over four years, and any shares issued upon exercise of the options are further subject to a two-year holding period from the vest date of such shares to further align our NEOs' long-term equity compensation with the Company's efforts to improve financial performance over the long-term.

To be approved, on a non-binding and advisory basis, the compensation paid to our NEOs must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as "Against" votes for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

While your vote on this proposal is advisory and will not be binding, we value the opinions of Calix's stockholders on executive compensation matters and will take the results of this advisory vote into consideration when making future decisions regarding Calix's executive compensation program. Unless the Board modifies its determination of the frequency of future "say on pay" advisory votes, the next "say-on-pay" advisory vote will be held at our 2024 Annual Meeting of stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION PAID TO THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT UNDER THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has engaged KPMG LLP ("KPMG") as our independent registered public accounting firm for the fiscal year ending December 31, 2024, and is seeking ratification of such selection by our stockholders at the 2024 Annual Meeting. KPMG has audited our financial statements since February 29, 2016. Representatives of KPMG are expected to be present at the 2024 Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. However, our Audit Committee is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain KPMG. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Calix and its stockholders.

To be approved, the ratification of the selection of KPMG as our independent registered public accounting firm must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table provides information regarding the fees for the audit and other services provided by KPMG for the fiscal years ended December 31, 2023 and 2022 (in thousands).

	Fiscal Years Ended December 31,	
	2023	2022
Audit Fees	$ 2,032	$ 1,801
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 2,032	$ 1,801

Audit Fees

KPMG audit fees for 2023 consist of fees billed or expected to be billed for professional services rendered for the audit of our annual consolidated financial statements for the fiscal year ended 2023, the audit of the effectiveness of our internal control over financial reporting and the review of our consolidated financial statements included in our Form 10-Q quarterly reports for the fiscal year ended 2023. KPMG audit fees for 2022 consist of actual fees for professional services rendered for the audit of our annual consolidated financial statements for the fiscal year ended 2022, the audit of the effectiveness of our internal control over financial reporting and the review of our consolidated financial statements included in our Form 10-Q quarterly reports for the fiscal year ended 2022. Audit fees also include services that are typically provided by the independent registered public accounting firm in connection with statutory and regulatory filings for our international subsidiaries for those fiscal years.

Pre-Approval Policy and Procedures

Our Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm. Our Audit Committee may delegate authority to one or more members of the Audit Committee to provide such pre-approvals, provided that such approvals are presented to the Audit Committee at a subsequent meeting. This policy is set forth in the charter of the Audit Committee and available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes and discusses our objectives and policies as well as the material components of our compensation program for our NEOs. For 2023, our NEOs were:

- Michael Weening, president and chief executive officer, our "CEO"

- Cory Sindelar, chief financial officer, our "CFO"

- J. Matthew Collins, chief commercial operations officer, our "CCOO"

- Shane Eleniak, chief product officer, our "CPO"

Executive Summary

Calix develops, markets and sells leading platform (cloud, software and systems) and managed services that enable broadband service providers, or BSPs, of all types and sizes to innovate and transform their businesses. Our platform, which includes Calix Cloud, Revenue EDGE and Intelligent Access EDGE, gathers, analyzes and applies machine learning to deliver real-time insights seamlessly to each key business function. Our customers utilize this data and insights to simplify network operations, marketing and customer support and deliver a growing portfolio of SmartLife managed services and experiences that excite their subscribers. This enables BSPs, to grow their brand through increased subscriber acquisition, loyalty and revenue and to reduce their operating costs, creating value for their businesses and the communities they serve.

Our mission is to enable BSPs of all sizes to simplify, excite and grow.

Our compensation and benefits programs reflect our philosophy of compensating and incentivizing all our employees, including our NEOs, in ways that support two primary objectives:

- identify and reward outstanding performance that reflects Calix principles, mission and values and aligns with long-term stockholder value creation; and

- attract, reward and retain exceptional talent in the markets in which we operate.

To help us achieve these objectives, a significant portion of our NEOs' compensation is "at risk" with significant upside potential for strong performance as well as downside exposure for underperformance. NEOs with greater responsibilities and ability to directly impact our Company's goals and long-term results bear a greater proportion of the risk if these goals and results are not achieved.

The Calix team closed out 2023 with continued deliberate and disciplined execution, delivering record revenue and non-GAAP gross margin. The most notable achievement of 2023 remained the growth of our platform, cloud and managed services business. It drives the value and competitive advantage for our BSP customers and in turn for Calix. This value creation is clearly reflected in our gross margin expansion. Since the pandemic induced low of 50.1% (GAAP gross margin of 49.6%), non-GAAP gross margin has expanded by 400 basis points to 54.1% (GAAP gross margin of 42.8%) in the fourth quarter of 2023. Moreover, the visibility that we have into our customers' plans from our direct relationships and cloud data has enabled us to manage through these last several challenging years in a disciplined manner. In sum, we have achieved four years of record growth based on the strength of our unique platform, cloud and managed services model for BSPs. A summary of our financial results over the past four years is shown below.



Compensation Philosophy and Process

Our goal is to attract and retain highly qualified executives to manage and oversee each business function. We strive to find the best talent that will be able to contribute to our long-term success, culture, principles, mission and values and who will promote the long-term interests and growth of our Company. Our compensation philosophy is intended to promote a team-oriented approach as a portion of each NEO's incentive compensation is based on achievement against the same performance objectives as our broad-based incentive plan.

The objectives of our executive compensation program are to:

- enable us to attract, retain and drive a high caliber, talented leadership team to execute on our business strategy;
- foster a goal-oriented leadership team with a clear understanding of long-term business objectives and shared corporate principles and values that aligns with our mission;
- ensure that the elements of compensation provided to our employees and executives are balanced and do not encourage excessive risk-taking;
- reflect the competitive environment of our industry and our changing business needs;
- create strong alignment with our shareholders;
- allocate our resources effectively and efficiently in the development and selling of market-leading platforms, systems and services; and
- maintain pay parity and fair compensation practices across our organization.

The objectives inform our compensation philosophy to:

- be market competitive;
- emphasize pay for performance;
- share risks and rewards with our stockholders; and
- reflect our principles, mission, and values.

To achieve our objectives, we provide the following compensation elements to our NEOs:

- base salary;
- incentive-based cash compensation;
- grants of long-term equity awards; and
- health, welfare and retirement benefits.

Role of Our Compensation Committee

Our Compensation Committee approves our executive compensation and all executive benefit plans and policies. The Compensation Committee is appointed by the Board and consists entirely of directors who are non-employee directors and independent for purposes of Rule 16b-3 of the Exchange Act. In 2023, our Compensation Committee approved the compensation for all of our NEOs. Our CEO assesses NEO individual performance and compensation, excluding his own performance and compensation, each year and makes recommendations regarding each element of NEO compensation to the Compensation Committee. The Compensation Committee evaluates the performance of the CEO and determines and approves his compensation based on this evaluation. The Compensation Committee also has oversight of senior management pay and the effectiveness of our executive compensation and benefits programs.

In 2023, the Compensation Committee retained the services of Compensation Advisory Partners LLC ("CAP"), an independent compensation consultant, who worked with management only at our Compensation Committee's direction to interpret results, make recommendations and assist in setting compensation levels for our executive officers. Our Compensation Committee annually assesses the independence of its executive compensation advisor. The Compensation Committee determined that CAP is independent and that there is no conflict of interest in retaining their services.

How we set executive compensation for our NEOs

Competitive Market Review

Our Compensation Committee determines pay for our NEOs in large part based upon its assessment of competitive market data and individual executive roles and responsibilities to pursue our short and long-term strategy. In setting executive pay for 2023, our Compensation Committee reviewed our NEOs' compensation, as well as the mix of elements used, and compared that information with data provided by CAP. Based on its review, the Compensation Committee concluded that our programs support our objectives while considering market practice.

Peer Group

We operate in a highly competitive market for talent. We strive to attract and retain highly qualified executives to effectively lead each of our business functions to achieve our business strategy. In doing so, we draw upon a pool of talent that is highly sought after by large and established technology and telecommunications companies and by other competitive companies in development or growth phases. We also compete for key talent on the basis of our vision of future success, our culture and values, the cohesiveness and productivity of our teams and the excellence of our technical and leadership teams.

To gain perspective on market practices as well as competitive pay levels, the Committee utilizes compensation data from a peer group. Our peer group criteria consisted of companies within the technology industry, with an increasing shift toward software and platform companies, and reflective of our size.

Each year, we review our peer group to ensure that the companies continue to be relevant from an industry and size perspective. In 2022, we made changes to our peer group to reflect our continued transition to a platform and managed services company as well as our revenue growth in the past three years. Below is the peer group approved by our Compensation Committee in 2022 that was used to establish and evaluate the 2023 compensation program for our NEOs:

• 8x8, Inc.	• Infinera Corp.
• ADTRAN	• InterDigital
• Arista Networks, Inc.*	• LiveRamp Holdings
• Blackbaud	• NETGEAR
• Box, Inc.*	• NetScout Systems, Inc.
• Casa Systems, Inc.	• Nutanix
• Commvault Systems, Inc.*	• Rapid7, Inc,*
• Extreme Networks, Inc.	• Ribbon Communications US LLC
• Five9, Inc.*	• Varonis Systems
• Harmonic	• Viavi Solutions

* Reflects additions to our peer group for determining 2023 compensation.

At the time our peer group companies were determined, revenue for the peer companies ranged from $360 million to $3.2 billion and market capitalization ranged from approximately $370 million to $29 billion; our annual revenue and market capitalization were positioned at the 55th percentile and 50th percentile, respectively. The Compensation Committee reviews peer group information when making its compensation decisions, including target annual cash compensation, which includes base salary and target annual incentive opportunity; and total direct compensation ("TDC"), which includes target annual cash compensation and equity compensation. Our Compensation Committee does not target a specific percentile for pay; however, the Compensation Committee uses the median of the peer group as a key reference point for target annual cash compensation, while considering a wider range for long-term incentives recognizing our core long-term incentive is comprised entirely of performance-contingent stock options which are completely at risk.

2023 Total Direct Compensation

We provide annual compensation to our NEOs that is intended to be market competitive, support our compensation philosophy, focus on long-term profitable growth and align the interests of our executives with the interests of our stockholders. To that end, we provide our executives with base salary, cash incentive bonus and performance-contingent stock options and in select cases service-based stock options.

A significant amount of the total potential annual compensation of our other NEOs in 2023 is comprised of "at-risk" variable compensation based on our achievements of corporate financial targets aligned with our business strategy and creating value for our stockholders. Consistent with the compensation philosophy, total pay for our NEOs is heavily weighted towards long-term equity awards which, other than limited service-based options described below, are comprised 100% of performance-contingent stock options which only deliver value if the stock price increases and our NEOs have achieved additional financial performance goals. The weighting of compensation elements for Mr. Weening, our CEO, and our other NEOs, in 2023, as a group, is as follows:



For the purposes of the graphs above, base salary and bonus reflect values disclosed in the Summary Compensation Table and long-term equity is based on grant date fair value of the annual performance-contingent stock option awards granted. The graphs do not include service-based options granted to Messrs. Sindelar and Weening in November 2023, pursuant to letter agreements entered into with them, since the options granted under those letter agreements are not part of their on-going compensation.

From time to time, we grant our executives, including our NEOs, service-based stock options. These awards are granted at time of hire, in connection with a promotion and, in limited circumstances, to retain key talent. Due to their potential as future leaders of the Company and the desire to retain them, in 2019 the Compensation Committee approved, and we entered into, five-year letter agreements with each of Mr. Weening ("Weening Letter Agreement") and Mr. Sindelar ("Sindelar Letter Agreement") that provided for yearly grants of service-based stock options over the length of the agreement. The Compensation Committee believed it was in the best interest of the Company to retain these executives to deliver on the future of Calix as well as align their interests with that of our stockholders. In 2023, we granted each of Mr. Weening and Mr. Sindelar an option to purchase 120,000 and 100,000 shares of our common stock pursuant to their letter agreements. These were the final grants to Messrs. Weening and Sindelar under their letter agreements. We do not anticipate entering into a similar agreement going forward that guarantees specific long-term incentive grants over a multi-year period.

Salary

Calix offers base salaries that are competitive with our peers and reflect the experience, skills, knowledge, responsibilities and performance of each NEO. The Compensation Committee reviews the base salaries of our NEOs at least once a year.

The table below sets forth the annual base salary as of December 31, 2023 for each NEO as set by our Compensation Committee. In 2023, the Committee recognizing the performance of Messrs. Sindelar, Collins and Eleniak and that their salary market position was generally below the 25th percentiles of the market, approved performance and market-based increases which would better position these NEOs relative to our compensation philosophy. These promotion increases were effective in February 2023. Mr. Weening received a salary increase at the time of his promotion to CEO in September 2022 and did not receive an increase in 2023.

Name of Executive Officer	Annual Base Salary as of December 31		
	2022	2023	% Change
Michael Weening	$ 560,000	$ 560,000	—%
Cory Sindelar	$ 425,000	$ 485,700	14%
J. Matthew Collins	$ 360,000	$ 428,600	19%
Shane Eleniak	$ 360,000	$ 428,600	19%

Cash Incentive Compensation

2023 Executive Cash Incentive Plan Design

Our executives, including our NEOs, participate in two separate cash bonus programs under the executive cash incentive plan. We believe these programs focus our executives on our long-term profitable growth strategy while recognizing the challenges with predicting performance in this high-growth environment. A portion of the executive cash incentive plan payout for our executives is based on the Company's achievement against preset quarterly revenue and non-GAAP operating income targets. For 2023, we added an annual component that would provide a payout if we met certain revenue targets and exceeded operating income targets. The other portion of the executive cash incentive plan payout is based on non-GAAP gross margin which provides an incremental opportunity that is based on our achievement above a minimum non-GAAP gross margin target, measured quarterly. The combined cash bonus programs include an assessment of the NEO's individual performance for the year. Our executive cash incentive plan does not provide for any guaranteed payments and there is no payout if we do not achieve a pre-established level of threshold performance.

In setting the performance measures and targets for our executive cash incentive plan, our Compensation Committee seeks to align the performance targets to our key financial objectives and business strategy, which we believe furthers the long-term interests of our stockholders. The performance targets are designed to incentivize financial growth and performance over the year as we continue to drive adoption of our cloud and software platforms. In 2023, our Compensation Committee established our quarterly and annual corporate financial targets based on the annual operating plan approved by our Board at the beginning of the year and based on quarterly financial information prepared by management. As discussed in more details under "*2023 Executive Cash Incentive Plan Achievement*", our Compensation Committee approved a reduction in our annual performance goals to align with the lower budgets in our annual operating plan and to reflect the challenges in setting annual goals in a high-growth environment.

The following chart summarizes key features of our 2023 executive cash incentive plan.

Bonus Component	Description
Revenue / Non-GAAP Operating Income (1)	• Component has a quarterly metric and, for 2023, an annual metric;
	• Quarterly metric is capped at target (i.e., no upside) and based on pre-established revenue (50%) and non-GAAP operating income (50%) goals;
	• Annual metric allows participants to earn up to an additional 50% of target payout if the revenue target is met and non-GAAP operating income is exceeded;
	• Both revenue and non-GAAP operating income thresholds must be achieved for any quarterly metric to be funded; and
	• The plan is intended to drive focus on delivering on the business plan which aligns with long-term value creation.
Non-GAAP Gross Margin (2)	• Participants can earn incremental compensation as gross margin improves, which we believe focuses our NEOs on profitable growth, which is critical;
	• Specifically, the plan is funded based on 25% of the gross margin dollars that exceed target (on a quarterly basis). If our non-GAAP gross margin is at or below the quarterly target, the bonus is not funded; and
	• The resulting pool is allocated to participants based on base salary.

(1)   Non-GAAP operating income for the purposes of the executive cash incentive plan is calculated as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and inventory and component liability charges. Reconciliation is provided in Appendix A.

(2)   Non-GAAP gross margin for the purposes of the executive cash incentive plan is calculated as gross margin on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and inventory and component liability charges. Reconciliation is provided in Appendix A.

<u>**Total Executive Cash Incentive Plan Opportunity**</u>

The 2023 executive cash incentive plan opportunity as a percentage of base salary for the quarterly and annual revenue and non-GAAP operating income as set by our Compensation Committee for each of our NEOs is listed in the table below. The payout for our second cash bonus component (the non-GAAP gross margin component) is allocated to participants, including our NEOs, based on a proportional amount of the funded pool once performance has been determined. Therefore, participants do not have a target opportunity similar to our other component.

Named Executive Officer	Aggregate Quarterly Target Opportunity		Annual Opportunity		Total Potential Opportunity	
	Dollar Value	As a Percentage of Base Salary	Dollar Value	As a Percentage of Base Salary	Dollar Value	As a Percentage of Base Salary
Michael Weening	$840,000	150%	$420,000	75%	$1,260,000	225%
Cory Sindelar	$355,836	75%	$177,918	37.5%	$533,755	112.5%
J. Matthew Collins	$310,399	75%	$155,199	37.5%	$465,598	112.5%
Shane Eleniak	$310,399	75%	$155,199	37.5%	$465,598	112.5%

Once the cash incentive pool is funded, our Compensation Committee retains discretion to adjust cash incentive compensation paid to each individual up or down, ranging from 50% to 200% of the funded amounts for each individual's executive cash incentive plan opportunity for the year, based upon assessment of individual performance. Our CEO provides his assessment of individual NEO performance for our Compensation Committee's determination of actual cash incentive payout of amounts funded under the plan. Our CEO's performance is evaluated and determined solely by our Compensation Committee.

2023 Executive Cash Incentive Plan Achievement

The table below sets forth the quarterly financial targets and achievement applicable to the two separately funded cash bonus opportunities under our cash incentive plan for each fiscal quarter of 2023. For the first bonus opportunity, full 100% funding of target bonuses was achieved in each of the four quarters as quarterly revenue and non-GAAP operating income was at or above target for such quarters. For the second bonus opportunity, our non-GAAP gross margin exceeded the target in the second, third and fourth quarters. However, non-GAAP gross margin was below target in the first quarter which resulted in no funding for this quarter.

| | Quarterly Revenue/Non-GAAP Operating Income | | | | | | | | Quarterly Non-GAAP Gross Margin (1) | | |
| | Revenue (in millions) | | | Non-GAAP Operating Income (in millions) (1) | | | | | | | Funding (in millions) |
Fiscal Quarter	Threshold	Target	Actual	Threshold	Target	Actual	Funding	Target	Actual	
First quarter	$ 225.0	$ 250.0	$ 250.0	$ 23.0	$ 25.5	$ 26.7	100%	>52.3%	51.8%	$ —
Second quarter	$ 234.0	$ 260.0	$ 261.0	$ 25.7	$ 28.5	$ 28.5	100%	>52.3%	52.8%	$ 0.4
Third quarter	$ 236.7	$ 263.0	$ 263.8	$ 27.9	$ 31.0	$ 32.7	100%	>53.0%	53.8%	$ 0.5
Fourth quarter	$ 237.6	$ 264.0	$ 264.7	$ 27.9	$ 31.0	$ 33.3	100%	>54.0%	54.1%	$ 0.1

(1)   Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix A.

The annual portion of our executive cash incentive plan funds if we met our annual revenue goal and exceeded our non-GAAP operating income. In February, our Compensation Committee approved revenue and non-GAAP operating income goals that were based on our annual operating plan. At that time, the target revenue goal was $1,100 million and the non-GAAP operating income goal was $135 million. In June 2023, the Company lowered financial targets on the annual operating plan, which was approved by the Board, and the Compensation Committee approved a reduction in the annual goals to align with the Company's revised annual budget. The revenue target was reduced to $1,050 million and the non-GAAP operating income was reduced to $115 million. Given the challenges of setting annual goals in a post-pandemic environment with supply-chain normalization and the aggressiveness of the targets that were set, the Compensation Committee reviewed the revenue goal and decided to further reduce the annual revenue goal to $1,042 million in August 2023. The table below outlines the financial targets and achievement for the annual incentive component:

| | Annual Revenue/Non-GAAP Operating Income Goals | |
Performance Level	Revenue (in millions)	Non-GAAP Operating Income (in millions)
Target	$ 1,042.0	$ 115.0
Actual	$ 1,039.6	$ 123.0

Management exceeded the non-GAAP operating income target, but was below the annual revenue target. The Compensation Committee reviewed Calix's overall financial performance in 2023 and recognizing the record level of operating income (24% growth) and revenue (26% growth), decided to waive the revenue requirement and funded the incentive plan based on the operating income achievement. As a result, our executives, including the NEOs, earned 34.5% of the payout opportunity for exceeding the non-GAAP operating income goal. The committee believes these payouts were appropriate given the current environment and the challenges with predicting performance. As we discuss in further detail in "Say on Pay" section, for 2024 and beyond, we are incorporating a mechanism such that the Compensation Committee can adjust payouts up or down by up to 20% to mitigate the need to adjust goals in the future.

The payout awards of funded cash incentive amounts are determined by our Compensation Committee following assessment of performance and in consultation with the chief executive officer as to each NEO other than himself. For 2023, each NEO was awarded 100% of his funded opportunity under the executive cash incentive plan.

2023 Executive Cash Incentive Plan Payouts

The table below summarizes the cash incentive payout amounts awarded to each NEO under the executive cash incentive plan for 2023:

Named Executive Officer	Revenue/Non-GAAP Operating Income: Aggregate Quarterly	Revenue/Non-GAAP Operating Income: Annual	Non-GAAP Gross Margin	Total Award
Michael Weening	$ 840,000	$ 292,740	$ 155,785	$ 1,288,525
Cory Sindelar	$ 355,836	$ 124,009	$ 133,595	$ 613,440
J. Matthew Collins	$ 310,399	$ 108,174	$ 117,512	$ 536,085
Shane Eleniak	$ 310,399	$ 108,174	$ 117,512	$ 536,085

Equity-Based Incentives

Our 2019 Plan provides our key employees, including our NEOs, with stock-based incentives to align their interests with the interests of our stockholders. We grant 100% of our equity compensation in the form of stock options because we believe they provide the greatest alignment with stockholders since executives only realize value when the stock price increases. Our core long-term incentive is comprised solely of performance-contingent stock options. We grant service-based stock options periodically to executives upon hire or promotion, to recognize exceptional performance or for retention. All of our stock option awards are subject to a minimum one-year vesting period from the date of grant for partial vesting.

We grant performance-contingent stock options to our NEOs on an annual basis as determined by our Compensation Committee. Our Compensation Committee also reviews the equity plan “burn” rate and related information, including reference data for peer companies and overall industry practices annually.

Vehicle	Structure	Rationale
Performance-contingent stock options ("PSOs")	• Target number of options are granted at the beginning of each year; • Options are earned based on non-GAAP operating income and bookings goals, each weighted 50%; • No options are earned for the performance metric if threshold level of performance is not achieved; • Opportunity to earn above target on each performance measure although the total number of options earned is capped at target (i.e., no upside); and • Any earned options vest 25% immediately (i.e., one year after date of grant) and the remaining vests in equal quarterly installments over the subsequent 36 months.	• Highly performance-oriented program that focuses on driving financial performance that leads to increased long-term shareholder value. • Entire core annual long-term incentive is at risk which creates very strong alignment with stockholders. • On the date of grant, these awards have zero intrinsic value and executives only realize value if they achieve financial goals and the stock price increases.
Service-based stock options	• Granted in limited circumstances (i.e., at hire or promotion, to recognize truly exceptional performance or retention of an executive). • In general, vests 25% on the first anniversary date and the remaining vests in equal quarterly installments over the subsequent 36 months.	• Recognizing the PSOs are fully at risk, the service-based stock options are intended to provide alignment with stockholders at time of grant. • This type of award is also critical in helping to recruit top talent as we are often competing with companies that are delivering long-term incentives with less risk (e.g., service-based full value shares which we do not provide).

We provide grants of stock options to our NEOs under our 2019 Plan on an annual basis as determined by our Compensation Committee. Our stock option grants have either performance-contingent and/or service-based vesting as described above, with all awards subject to a minimum one-year vesting period from the date of grant. Our Compensation Committee also reviews the equity plan "burn" rate and related information, including reference data for peer companies and overall industry practices annually.

Our Compensation Committee approves equity grants at regularly scheduled Committee meetings. Our annual PSO grant is made in February.

Initial awards at the time of hire or promotion and retention awards generally vest solely based on the continued service of the NEO. The size and terms of the initial equity grant made to each new NEO is primarily based on competitive conditions applicable to the NEO's specific position and, in the case of a new hire executive leaving his or her prior company, the value of unvested equity. In addition, we consider the number of shares of our common stock underlying stock options granted to other executives in comparable positions within the Company.

2023 Stock Option Awards

On February 9, 2023, the Compensation Committee approved an annual grant of performance-contingent stock options for our NEOs based on specific financial targets for 2023 (the "2023 Performance-Contingent Stock Option") to our NEOs. The actual number of shares earned is contingent upon achievement of annual corporate financial targets for bookings and non-GAAP operating income for fiscal year 2023 (collectively, the "2023 Performance Metrics"), each weighted 50%. As discussed above, in June 2023, management lowered the financial targets in the annual operating plan, which was approved by the Board, and the Compensation Committee approved lowering the target goals for the adjusted 2023 Performance Metrics.

The 2023 Performance-Contingent Stock Options were earned based on achievement on our 2023 Performance Metrics. If non-GAAP operating income and bookings are below 80% of target, no options would be earned, and the 2023 Performance-Contingent Stock Options would be forfeited in full. For each metric, if the threshold of 80% of target is achieved, then the options are earned at 50%, with an increasing percentage of options earned above threshold up to 100% earned for target performance. Executives have an opportunity to earn above target for each metric (up to 125% of options earned) although the total number of PSOs earned is capped at 100% of target (i.e., no upside). The table below outlines the performance achievement opportunity for the 2023 Performance-Contingent Stock Options.

2023 Performance-Contingent Stock Options Performance Schedule

Performance Level	Non-GAAP Operating Income		Bookings		Total PSOs Earned
	Achievement %	Earned %	Achievement %	Earned %	
Maximum	120 %	125 %	120 %	125 %	100 %
Target	100 %	100 %	100 %	100 %	100 %
Threshold	80 %	50 %	80 %	50 %	50 %
Below Threshold	<80%	0 %	<80%	0 %	0 %

In February 2024, the Compensation Committee certified the achievement of the 2023 Performance Metrics for non-GAAP operating income and bookings. Non-GAAP operating income performance exceeded the adjusted target, and bookings performance was below the adjusted target. Based on these results, executives earned 54.5% of target PSOs.

As discussed above, Messrs. Weening and Sindelar received service-based stock options in addition to performance-contingent stock options. The Compensation Committee approved the following 2023 Performance-Contingent Stock Options and service-based stock options for the NEOs as shown in the table below.

Named Executive Officer	2023 Performance Equity Earned (# Shares Underlying of Options)	2023 Service-Based Stock Options (# Shares Underlying of Options)
Michael Weening	54,500	120,000
Cory Sindelar	54,500	100,000
J. Matthew Collins	109,000	—
Shane Eleniak	109,000	—

For more information on all outstanding equity awards held by our NEOs as of December 31, 2023, see below table under "*Outstanding Equity Awards at December 31, 2023.*"

Letter Agreements with our NEOs

Mr. Weening - Promotion to Chief Executive Officer

In connection with Mr. Weening's promotion from president and chief operating officer to chief executive officer on September 30, 2022, the Compensation Committee approved an annual salary of $560,000 with a cash incentive opportunity set at 150% of base salary. The Compensation Committee also approved a one-time promotion grant of an option to purchase 300,000 shares of common stock with an exercise price of $73.12 which was the closing trading price of the Company's common stock on October 28, 2022, the date of grant of the option. The option vests as to 25% of the shares underlying the option on the first anniversary of the grant date, and the remaining shares underlying the option vesting in equal quarterly installments over the subsequent 36 months. The promotion stock option grant only delivers value if the stock price increases above the exercise price. In evaluating the promotion stock option grant, the Compensation Committee considered Calix's historical practice of making promotional stock option grants, competitive practice of initial equity grants in the recruitment of new CEO hires, the remaining grants under the Weening Letter Agreement (see below) and the earned portion of the performance-contingent option to purchase 100,000 shares of the Company's common stock granted to Mr. Weening in 2022.

Prior Agreements

Weening Letter Agreement

In November 2019, the Compensation Committee approved, and we entered into the Weening Letter Agreement as an incentive for Weening to continue his employment with the Company. Among other considerations, the Compensation

Committee placed significant importance on the focus areas for the next stage of the Company's execution against its long-term strategy and growth and improve our long-term financial performance as a cloud and software platform company.

Pursuant to the Weening Letter Agreement, Mr. Weening was provided an initial and subsequent annual option grants to purchase shares of the Company's common stock subject to Mr. Weening's continued employment with the Company. Under the Weening Letter Agreement, Mr. Weening was automatically granted an option to purchase 120,000 shares of the Company's common stock in November 2023 (the final tranche under the letter agreement). The option grant vests and becomes exercisable over four years, with 25% of the shares underlying the option vesting on the first anniversary of the grant, and the remainder vesting in equal quarterly installments over the next 36 months. Under the Weening Letter Agreement, Mr. Weening will hold and may not transfer any shares issued upon exercise of the option until two years have lapsed from the vest date of such shares.

Sindelar Letter Agreement

In November 2019, the Compensation Committee approved, and we entered into the Sindelar Letter Agreement, pursuant to which Mr. Sindelar was granted an initial and subsequent annual option grants over five years to purchase shares of the Company's common stock subject to Mr. Sindelar's continued employment with the Company. Under this letter agreement, Mr. Sindelar was automatically granted an option to purchase 100,000 shares of the Company's common stock in November 2023 (this is the final tranche under the letter agreement). The option has an exercise price per share equal to the closing trading price of the Company's common stock on the date of grant, and vests and becomes exercisable over four years, with 25% of the shares underlying the option vesting on the first anniversary of the grant date of the option, and the remainder vesting in equal quarterly installments over the next 36 months. Under Mr. Sindelar's letter agreement, Mr. Sindelar will hold and may not transfer any shares issued upon exercise of the foregoing option until two years have lapsed from the vest date of such shares.

Change in Control and Severance Benefits

We provide our NEOs with certain change in control and severance benefits under our Amended and Restated Executive Change in Control and Severance Plan ("CICSP"). Our Compensation Committee provides change in control and severance benefits to our NEOs to, among other things, provide security to our NEOs including in the event of a change in control of the Company.

Under the CICSP, in the event an eligible NEO's employment with us is involuntarily terminated by us other than for Cause (as defined in the CICSP), death or disability and such involuntary termination during a Change in Control Period (as defined below), the NEO is eligible to receive (i) a cash severance payment in an amount equal to 12 months of base salary and pro-rated target bonus (ii) accelerated vesting of equity awards for the 12 month severance period, and (iii) health insurance benefit continuation for the 12 month severance period.

In the event an eligible NEO's employment with us is involuntarily terminated by us other than for Cause, death or disability, or the eligible NEO voluntarily terminates the NEO's employment for Good Reason (as defined in the CICSP), during a period of time commencing 60 days prior to a change in control and ending 12 months following the change in control (the "Change in Control Period"), the NEO is eligible to receive (i) a cash severance payment in an amount equal to: 24 months of base salary (in the case of Mr. Weening) and 12 months of base salary (in the case of Messrs. Sindelar, Collins and Eleniak); 200% of the annual bonus opportunity at target (in the case of Mr. Weening) and 100% of the annual bonus opportunity at target (in the case of Messrs. Sindelar, Collins and Eleniak); and a pro-rata portion the eligible NEO's annual bonus opportunity at target, (ii) 100% accelerated vesting of all equity awards and (iii) 24 months of health insurance benefit continuation (in the case of Mr. Weening) and 12 months of health insurance benefit continuation (in the case of Messrs. Sindelar, Collins and Eleniak), in each case subject to certain exceptions. The post-termination exercise period for vested options is 12 months in the event of a qualifying termination during a Change in Control Period.

Under the CICSP, an executive must execute, and not revoke during any applicable revocation period, a general release of claims against us in order to be eligible for any severance benefits. We do not provide for any tax gross-up payments under our CICSP or otherwise in connection with executive severance benefits.

Benefits

Our NEOs receive health and welfare benefits under the same programs and subject to the same eligibility requirements that apply to our employees generally. Our NEOs are also eligible to participate in our Amended and Restated Employee Stock Purchase Plan but are not eligible to participate in our Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan.

Perquisites

Beginning in 2023, we offer our executives, including our NEOs, access to executive physicals available through our health care coverage. Our executives, including our NEOs, are reimbursed for up to $5,000 in costs associated with these physicals. All other benefit programs our NEOs participate in are available to all other employees.

Annual Stockholder Advisory Vote on Executive Compensation ("Say on Pay")

We hold an advisory, non-binding stockholder vote on executive compensation every year. At our 2023 Annual Meeting of Stockholders, our stockholders voted to approve, on an advisory basis, the compensation of our NEOs, with approval of 72.6% of the votes cast. The Compensation Committee intends to continue to take into consideration the outcome of our stockholders' advisory "say-on-pay" votes along with market practices and the recommendations of its executive compensation advisor when making future compensation decisions for the NEOs. We also regularly engage in discussions with our largest institutional stockholders and solicit feedback on executive compensation as well as other areas. We take shareholder feedback seriously and believe our "go forward" compensation practices should address concerns raised, including:

- Not renewing the letter agreements with Messrs. Weening or Sindelar that provided for guaranteed annual grants of service-based options, which were in addition to their core grant of performance-contingent stock options;

- Recognizing the challenges in predicting annual performance as we transition from a hardware company to a platform provider, for 2024's cash incentive we have incorporated an approach for allowing the Compensation Committee to exercise judgement within a defined range (+/- 20%) to mitigate the need for the Compensation Committee to adjust goals or payouts outside the plan structure; and

- Continued the use of performance-contingent stock options that are tied to rigorous goals, as demonstrated by the 2023 payout of only 54.5% of target.

Clawback Policies

In May 2019, we adopted a clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

In November 2023, we adopted a second clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted, in compliance with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as implemented by NYSE. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

Policy Prohibiting Speculative Transactions and Hedging

In accordance with our insider trading policy, which is annually reviewed by our Nominating and Corporate Governance Committee, we do not permit any officer, director or employee, and their respective family members, to directly or indirectly participate in certain trading activities related to our common stock that are considered aggressive or speculative in nature, including short sales, publicly-traded options, hedging transactions and margin purchases. Employees, including our NEOs, are prohibited from pledging shares.

Tax and Accounting Considerations

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code disallows a tax deduction for "excess parachute payments" and Section 4999 of the Code imposes a 20% excise tax on any person who receives excess parachute payments. Our executives, including our NEOs, are not eligible to receive any tax gross-up payments in the event any payments made or that may be made to them become subject to this excise tax. The Compensation Committee may take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control.

Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible following a change in control under Section 280G.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code, which governs the form and timing of payment of deferred compensation, imposes a 20% tax and an interest penalty on the recipient of deferred compensation that is subject to but does not comply with Section 409A. As a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all our employees and other service providers, including our NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code. The Compensation Committee will consider the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Section 162(m) of the Internal Revenue Code

Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for our CEO, our CFO, any employee who is one of the top three highest compensated executive officers for the tax year; or for any employee who was an NEO for any preceding taxable year beginning after December 31, 2016 referred to as "covered employees." The Compensation Committee does not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options and other stock-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2023, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Michael Weening	2023	560,000	—	5,299,670	1,288,525	7,600	7,155,795
President and Chief Executive Officer	2022	515,227	675,000	20,450,550	629,082	8,171	22,278,030
	2021	483,179	900,000	6,276,344	490,708	7,393	8,157,624
Cory Sindelar	2023	478,112	—	4,893,830	613,440	9,900	5,995,283
Chief Financial Officer	2022	421,875	—	6,381,678	336,823	8,975	7,149,351
	2021	394,552	—	5,168,384	288,381	8,693	5,860,010
J. Matthew Collins	2023	420,025	—	5,729,260	536,085	9,900	6,695,270
Chief Commercial Operations Officer	2022	358,750	—	5,876,529	265,722	9,150	6,510,151
	2021	348,297	—	2,228,496	232,391	8,693	2,817,877
Shane Eleniak	2023	420,025	—	5,729,260	536,085	9,900	6,695,270
Chief Product Officer	2022	358,750	3,821	5,876,529	265,722	9,150	6,513,972
	2021	347,162	—	2,228,496	237,138	8,693	2,821,489

(1) Amounts reported in 2023 represent (i) the grant date fair value of the 2023 Performance-Contingent Stock Option grants to each of Messrs. Weening, Sindelar, Collins and Eleniak, calculated assuming maximum achievement of performance goals, and (ii) the grant date fair value of the November 2023 service-based stock option grants to each of Messrs. Weening and Sindelar. The amounts as reported were calculated in accordance with ASC Topic 718, excludes the impact of estimated forfeitures related to service-based vesting conditions, and are not adjusted for subsequent changes in our stock performance or the level of ultimate vesting. For a further discussion of the 2023

stock option grants, see above under "*2023 Stock Option Awards.*" For a discussion of the assumptions used in the valuations of the stock options, see Note 7 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2023.

(2) Amounts reported for 2023 represent (i) employer matching contributions of $9,900 we made for Mr. Sindelar, and $9,900 for Messrs. Collins and Eleniak pursuant to our U.S. 401(k) Plan and (ii) employer matching contributions of $7,600 we made for Mr. Weening to the Canadian Registered Retirement Savings Plan ("RRSP"), a tax-deferred capital accumulation plan in which our Canadian employees can participate. Payments under the RRSP are set in Canadian dollars and were converted to U.S. dollars using an average exchange rate of CAD1.00 to US$0.74073.

Grants of Plan-Based Awards in 2023

The following table provides information regarding the grants of plan-based awards to our NEOs in 2023.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) (1)	Target ($) (2)	Maximum ($) (3)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#) (4)	Target (#) (5)	All Other Option Awards: Number of Securities Underlying Options (6)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option and Stock Awards ($) (7)
Michael Weening	Cash Incentive	105,000	840,000	1,260,000					
	02/09/2023				50,000	100,000		51.55	2,864,630
	11/27/2023						120,000	37.80	2,435,040
Cory Sindelar	Cash Incentive	44,480	355,836	537,974					
	02/09/2023				50,000	100,000		51.55	2,864,630
	11/27/2023						100,000	37.80	2,029,200
J. Matthew Collins	Cash Incentive	38,800	310,399	471,124					
	02/09/2023				100,000	200,000		51.55	5,729,260
Shane Eleniak	Cash Incentive	38,800	310,399	471,124					
	02/09/2023				100,000	200,000		51.55	5,729,260

(1) These amounts represent the minimum annual possible payout (12.5%) at threshold for our executive cash incentive plan opportunity assuming achievement of a single quarterly revenue and non-GAAP operating income performance goal as threshold under the 2023 Executive Cash Incentive Plan. See discussion under "*Cash Incentive Compensation.*"

(2) These amounts represent estimated payout at target for our executive cash incentive plan opportunity based on achievement of quarterly revenue and non-GAAP operating income performance goals at target under the 2023 Executive Cash Incentive Plan. See discussion under "*Cash Incentive Compensation*."

(3) These amounts represent the maximum possible payout under our executive cash incentive plan opportunity assuming all goals were achieved at maximum under the 2023 Executive Cash Incentive Plan. See discussion under "*Cash Incentive Compensation.*"

(4) These amounts represent the minimum possible number of underlying shares that would be earned at threshold (50%) performance under 2023 Performance-Contingent Stock Options. See discussion under "*2023 Stock Option Awards.*"

(5) These amounts represent the number of shares of common stock underlying 2023 Performance-Contingent Stock Options that would be earned at target performance as described in "*2023 Stock Option Awards.*" Shares underlying the 2023 Performance-Contingent Stock Options cannot be earned in excess of target. Upon achievement, earned shares underlying the 2023 Performance-Contingent Stock Options vest immediately as to 25% of the earned shares and the remaining earned shares vest in substantially equal quarterly installments over 36 months.

(6)   Each stock option vests over four years, with 25% of the common stock subject to the option vesting and becoming exercisable on the first anniversary of the grant date, and the remainder vesting and becoming exercisable quarterly thereafter in substantially equal installments over the next 36 months. No shares issued upon exercise of the grant to Messrs. Weening and Sindelar may be transferred in any manner prior to the second anniversary of the date such shares vested. For a further discussion of these 2023 stock option grants, see above under "*2023 Stock Option Awards.*"

(7)   Amounts reported represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, and exclude the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards as of December 31, 2023

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2023.

Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date
Michael Weening	11/27/2023	(1)	—	120,000	—	37.80	11/27/2033
	02/09/2023	(2)	—	—	54,500	51.55	02/09/2033
	11/27/2022	(1)	30,000	90,000	—	68.40	11/27/2032
	10/28/2022	(3)	75,000	225,000	—	73.12	10/28/2032
	02/10/2022	(3)	43,750	56,250	—	55.96	02/10/2032
	11/27/2021	(1)	60,000	60,000	—	68.04	11/27/2031
	02/11/2021	(3)	66,756	30,344	—	36.74	02/11/2031
	11/27/2020	(1)	225,000	75,000	—	23.95	11/27/2030
	11/27/2019	(1)	600,000	—	—	7.84	11/27/2029
	02/14/2019		90,000	—	—	8.03	02/14/2029
	12/29/2017		204,000	—	—	5.95	12/29/2027
	06/27/2016		80,000	—	—	6.38	06/27/2026
Cory Sindelar	11/27/2023	(1)	—	100,000	—	37.80	11/27/2033
	02/09/2023	(2)	—	—	54,500	51.55	02/09/2033
	11/27/2022	(1)	25,000	75,000	—	68.40	11/27/2032
	02/10/2022	(3)	35,000	45,000	—	55.96	02/10/2032
	11/27/2021	(1)	50,000	50,000	—	68.04	11/27/2031
	02/11/2021	(3)	53,405	24,275	—	36.74	02/11/2031
	11/27/2020	(1)	112,500	37,500	—	23.95	11/27/2030
	11/27/2019	(1)	200,000	—	—	7.84	11/27/2029
	02/14/2019		72,000	—	—	8.03	02/14/2029
	12/29/2017		108,000	—	—	5.95	12/29/2027
	10/01/2017		275,000	—	—	5.05	10/01/2027
J. Matthew Collins	02/09/2023	(2)	—	—	109,000	51.55	02/09/2033
	02/10/2022	(3)	83,124	106,876	—	55.96	02/10/2032
	02/11/2021	(3)	80,107	36,413	—	36.74	02/11/2031
	01/31/2020	(3)	152,500	12,500	—	9.16	01/31/2030
	02/14/2019		25,000	—	—	8.03	02/14/2029
	08/01/2017		20,171	—	—	6.95	08/01/2027
Shane Eleniak	02/09/2023	(2)	—	—	109,000	51.55	02/09/2033
	02/10/2022	(3)	83,124	106,876	—	55.96	02/10/2032
	02/11/2021	(3)	80,107	36,413	—	36.74	02/11/2031
	01/31/2020	(3)	234,375	15,625	—	9.16	01/31/2030
	02/14/2019		48,000	—	—	8.03	02/14/2029
	08/01/2018		50,000	—	—	7.00	08/01/2028
	08/01/2017		90,000	—	—	6.95	08/01/2027

(1) Stock option vests over four years, with 25% of the common stock subject to the option vesting and becoming exercisable on the first anniversary of the grant date, and the remainder vesting and becoming exercisable quarterly thereafter in substantially equal installments over the next 36 months. No shares issued upon exercise of the grant may be transferred in any manner prior to the second anniversary of the date such shares vested.

(2) 2023 Performance-Contingent Stock Options that were earned based on the achievement of the 2023 Performance Metrics. Each option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the date of grant, and as to the remaining 75% of the underlying shares of common stock earned, in substantially equal quarterly installments over the subsequent 36 months.

(3)   Stock option vests over four years, with 25% of the common stock subject to the option vesting and becoming exercisable on the first anniversary of the grant date, and the remainder vesting and becoming exercisable quarterly thereafter in substantially equal installments over the next 36 months.

Option Exercises and Stock Vested During 2023

The following table provides information on options exercised during 2023. There are no stock awards outstanding. Consequently, no stock awards vested during 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael Weening	—	—	—	—
Cory Sindelar	2,000	105,800	—	—
J. Matthew Collins	80,000	2,308,395	—	—
Shane Eleniak	—	—	—	—

(1)   Value calculated by multiplying the closing trading price of our common stock on the date of exercise by the number of shares exercised.

Potential Payments Upon Termination or Change of Control

Under our CICSP, each of our NEOs may be entitled to severance upon an involuntary termination for reasons other than Cause, death or disability or, only during a Change in Control Period, a resignation for Good Reason (all as defined in the CICSP) under our CICSP (subject to certain conditions in the CICSP, with each such termination event, a "Covered Termination"). See the section above entitled "*Change in Control and Severance Benefits*" for more information regarding the benefits provided under our CICSP.

The table below sets forth the estimated payments and benefits that would be provided to each of our NEOs under our CICSP in the event of a Covered Termination if our NEO's employment had terminated on December 31, 2023, with and without a change in control, taking into account the NEO's compensation as of that date.

Executive Benefits and Payments Upon Termination	Not in Connection with a Change in Control ($) (1)	60 Days Prior to or 12 Months Following a Change in Control ($) (2)
Michael Weening		
Cash severance	$ 1,400,000	$ 3,640,000
Value of accelerated vesting of equity awards	1,825,911	2,398,191
Health insurance benefit continuation (3)	5,603	11,207
Total	$ 3,231,514	$ 6,049,398
Cory Sindelar		
Cash severance	$ 849,975	$ 1,214,250
Value of accelerated vesting of equity awards	1,022,469	1,497,961
Health insurance benefit continuation	25,445	25,445
Total	$ 1,897,889	$ 2,737,656
J. Matthew Collins		
Cash severance	$ 750,050	$ 1,071,500
Value of accelerated vesting of equity awards	634,079	684,695
Health insurance benefit continuation	39,673	39,673
Total	$ 1,423,802	$ 1,795,868
Shane Eleniak		
Cash severance	$ 750,050	$ 1,071,500
Value of accelerated vesting of equity awards	741,985	792,602
Health insurance benefit continuation	25,445	25,445
Total	$ 1,517,480	$ 1,889,547

(1) In the event of a Covered Termination not in connection with a change in control, each NEO is eligible to receive: (i) a cash severance payment in an amount equal to 12 months of base salary and pro-rated target bonus, (ii) 12 months accelerated vesting of equity awards, and (iii) 12 months health insurance benefit continuation.

(2) In the event of a Covered Termination in connection with a change in control, the NEO is eligible to receive: (i) a cash severance payment in an amount equal to: 24 months of base salary (in the case of Mr. Weening) and 12 months of base salary (in the case of Messrs. Sindelar, Collins and Eleniak); 200% of the annual bonus opportunity at target (in the case of Mr. Weening) and 100% of the annual bonus opportunity at target (in the case of Messrs. Sindelar, Collins and Eleniak); and a pro-rata portion the eligible NEO's annual bonus opportunity at target, subject to attainment of the performance criteria with respect to the eligible NEO's bonus opportunity, (ii) 100% acceleration of all equity awards, with the value of such accelerated vesting of equity awards calculated based on a closing trading price of $43.69 per share at December 31, 2023; and (iii) 24 months of health insurance benefit continuation (in the case of Mr. Weening) and 12 months of health insurance benefit continuation (in the case of Messrs. Sindelar, Collins and Eleniak), in each case subject to certain exceptions.

(3) Michael Weening is not eligible for COBRA (U.S. only), therefore, the Health insurance benefit continuation reflects the full Canada Life health insurance premium paid in CAD and converted to USD using the exchange rate of CAD1.00 to USD$0.74073.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of our principal executive officer's annual total compensation to the annual total compensation of our median employee.

On December 31, 2023, when we determined the median employee, Mr. Weening was the principal executive officer of Calix. For 2023, the annual total compensation for Mr. Weening was $7,155,795, as disclosed under the Summary Compensation Table above, and the annual total compensation for our median employee was $125,913, calculated using the same methodology as applied for Mr. Weening in the Summary Compensation Table above, resulting in a pay ratio of approximately 56.8:1. Annual total compensation includes compensation awarded, earned or paid during 2023.

In accordance with Item 402(u) of Regulation S-K, we identified the employee with compensation at the median of the annual total compensation of all of our employees by examining the calendar year total cash compensation between January 1, 2023 and December 31, 2023 (using December 31, 2023 as the "median employee determination date"), including salary or wages plus overtime paid, and any earned cash incentive compensation for 2023, for all individuals, excluding Mr. Weening, who were employed by us on the median employee determination date, whether employed on a full-time, part-time, seasonal or temporary basis, subject to the application of the "de minimis" exemption as described below. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using FX rates in effect on the median employee determination date. For employees on a leave of absence, we calculated compensation on an annualized basis. However, we did not include employees absent on an unpaid leave of absence for the entire measurement period (i.e., all of 2023). For employees hired between January 2, 2023 and the median employee determination date, we calculated their salary or wages as if they had been employed for the entire measurement period.

The de minimis exemption allows us to exclude up to 5% of our total employees who are non-U.S. employees. Our total number of employees, including U.S. and non-U.S. employees, as of the median employee determination date was 1,741 and we used this number to calculate the maximum number of employees excludable under the de minimis exemption. Accordingly, in identifying the median employee, we used the de minimis exemption to exclude approximately 19 employees (1% of our total employees) who were employed in countries outside of the United States, Canada, China and India.

We believe the pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules allow companies to utilize different methodologies and companies have different employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay for Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following disclosure is provided about the relationship between executive compensation and the Company's performance on select financial metrics. The "Compensation Actually Paid" and other compensation figures shown here are calculated in accordance with applicable regulatory guidance. More information on our compensation program and decisions for the 2023 performance year can be found in the *Compensation Discussion and Analysis* section.

	PEO-Michael Weening (President & CEO)		PEO - Carl Russo (Former CEO)				Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (2)	Summary Compensation Table Total for PEO ($) (1)	Compensatio n Actually Paid to PEO ($) (2)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (1) (3)	Average Compensation Actually Paid to Non-PEO NEOs ($) (2) (3)	Total Shareholder Return ($) (4)	Peer Group Total Shareholder Return ($) (5)	Net Income (in millions) ($) (6)	Non-GAAP Operating Income (in millions) ($) (7)
2023	**7,155,795**	(13,126,694)	n/a	n/a	6,461,941	(2,804,301)	546	151	29	123
2022	22,278,030	17,458,995	3,866,660	(1,092,938)	6,724,491	5,951,904	855	124	41	99
2021	n/a	n/a	7,726,910	30,362,780	4,914,250	15,939,257	1,000	154	238	96
2020	n/a	n/a	6,894,750	13,878,750	4,303,652	9,778,865	372	101	33	64

(1) These amounts reflect the total compensation, as disclosed in the Summary Compensation Table, paid to our CEO (Mr. Weening in 2023 and 2022 and Mr. Russo in 2022, 2021 and 2020) and the average total compensation for our non-PEO NEOs in 2023, 2022, 2021 and 2020.

(2) Compensation Actually Paid represents the total compensation from the Summary Compensation Table for each of our CEOs and the average total compensation for our non-PEO NEOs as adjusted to reflect changes in the fair value of our outstanding stock option awards in accordance with Item 402(v) of Regulation S-K. The tables below detail the adjustments for 2023, 2022, 2021 and 2020.

		2023		2022			2021		2020	
		PEO (M. Weening) ($)	Average Non-PEO NEOs ($)	PEO (M. Weening) ($)	PEO (C. Russo) ($)	Average Non-PEO NEOs ($)	PEO (C. Russo) ($)	Average Non-PEO NEOs ($)	PEO (C. Russo) ($)	Average Non-PEO NEOs ($)
Summary Compensation Table Total		7,155,795	6,461,941	22,278,030	3,866,660	6,724,491	7,726,910	4,914,250	6,894,750	4,303,652
- Stock and Option Awards (a)		5,299,670	5,450,783	20,450,550	3,092,910	6,044,912	6,656,130	3,975,430	4,952,000	2,731,118
	+ Year End Fair Value of Equity Awards Granted in the Applicable Year	4,057,125	2,886,875	20,410,000	3,925,000	7,326,667	12,651,000	5,865,454	11,936,000	2,766,000
Equity Award Adjustments (b)	+ Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested at Year End	(8,585,504)	(2,897,883)	(1,314,712)	(1,423,500)	(511,700)	13,625,000	7,298,173	—	4,313,081
	+ Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	(10,454,440)	(3,804,451)	(3,463,773)	(4,368,188)	(1,542,642)	3,016,000	1,836,810	—	1,127,249
Compensation Actually Paid		(13,126,694)	(2,804,301)	17,458,995	(1,092,938)	5,951,904	30,362,780	15,939,257	13,878,750	9,778,865

(a) Reflects the grant date fair value of stock option awards as disclosed in the Summary Compensation Table for the applicable year.

(b) These amounts represent the sum of the fair value of all stock option awards granted during the covered fiscal year, measured at the end of the year plus the change in the fair value of unvested stock option awards granted in prior fiscal years, measured at the end of the covered fiscal year (or, for stock option awards that vested in the covered fiscal year, as of the vesting date). Fair value is calculated in accordance with ASC Topic 718. For performance-contingent stock options, we have assumed achievement of performance goals at maximum (i.e., 100% of target).

(3) The chart below outlines our non-PEO NEOs for 2023, 2022, 2021 and 2020:

2023	2022	2021	2020*
—	—	Michael Weening	Michael Weening
Cory Sindelar	Cory Sindelar	Cory Sindelar	Cory Sindelar
J. Matthew Collins	J. Matthew Collins	J. Matthew Collins	—
Shane Eleniak	Shane Eleniak	Shane Eleniak	—

* In 2020, we only had three NEOs (including Mr. Russo who was our CEO).

(4) Total Shareholder Return for each fiscal year is based on an initial fixed investment of $100 in our stock on December 31, 2019.

(5) The peer group reflects the S&P 500 Communications Equipment Index, assuming a fixed investment of $100 as of December 31, 2019.

(6) The dollar amounts reported reflect our Net Income as reported in our audited financial statements for each applicable year.

(7) The dollar amounts represent the most important financial performance measure not otherwise reported in the above table that is used by the Company to link actual compensation paid during the most recent fiscal year to the Company's performance, as required pursuant to Item 402(v) of Regulation S-K. Non-GAAP Operating Income is defined as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and inventory and component liability charges. Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix A.

Relationship between Compensation and Financial Performance

The table below shows the relationship between the compensation actually paid to the PEOs and Average non-PEO NEOs relative to Total Shareholder Return ("TSR") for Calix and the peer group for 2023, 2022, 2021 and 2020.



The table below shows the relationship between the compensation actually paid to the PEOs and Average non-PEO NEOs relative to net income and non-GAAP operating income for 2023, 2022, 2021 and 2020.



(1)   Non-GAAP Operating Income is defined as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and inventory and component liability charges. Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix A.

The Company and the Compensation Committee consider the below metrics to have the greatest influence on executive pay for our PEO and other NEOs: Bookings, Revenue, Non-GAAP Gross Margin and Non-GAAP Operating Income.

DIRECTOR COMPENSATION

Our Compensation Committee reviews compensation for our non-employee directors on an annual basis, taking into consideration market data for our peer group, recommendations from its compensation advisor based on market data analysis and governance considerations issued by proxy advisory firms. Compensation for our non-employee directors consists of cash retainers for service on the Board and Board committees, with an initial equity award granted upon joining the Board and an annual equity award granted on the date of each annual meeting of stockholders. Director compensation has generally been assessed and compared to peer companies at approximately the 50th percentile of peer company compensation and practices. We do not provide for any per meeting fees for attendance at meetings. Members of the Board who are employees of Calix do not receive any compensation for their service as directors.

Non-Employee Director Cash Compensation

The table below shows the cash compensation received by our non-employee directors. Based on the market assessment conducted by our advisors, we made the following changes to our non-employee director cash compensation in February 2023: increasing the annual Board Chair retainer by $25,000 to $75,000, and increasing the annual committee member retainers by $2,500 to $12,500 for the Audit Committee and $10,000 for the Compensation Committee, respectively. All other cash compensation was unchanged.

Non-Employee Director Cash Compensation	Original Amount ($) (1)	Revised Amount ($) (2)
Base Retainer	$ 50,000	
Board and Committee Chair Service (in addition to Base Retainer)		
Board Chair	50,000	75,000
Lead Director	25,000	
Audit Committee Chair	35,000	
Compensation Committee Chair	20,000	
Nominating and Corporate Governance Committee Chair	10,000	
Cybersecurity Committee Chair	10,000	
Strategic Committee Chair	10,000	
Non-Chair Committee Service (in addition to Base Retainer)		
Audit Committee	10,000	12,500
Compensation Committee	7,500	10,000
Nominating and Corporate Governance Committee	5,000	
Cybersecurity Committee	5,000	
Strategic Committee	5,000	

(1)   From January 1, 2023 through February 9, 2023.

(2)   From February 10, 2023 through December 31, 2023.

Non-Employee Director Equity Compensation

Equity compensation for non-employee director service is granted in the form of stock options rather than RSUs and is provided through our Non-Employee Director Equity Compensation Policy. The value of the initial equity grant to newly elected or appointed Board members and the value of annual equity grants to existing Board members is $200,000. Under the Non-Employee Director Equity Compensation Policy, each non-employee director newly elected or appointed to the Board will automatically be granted an option to purchase a number of shares of common stock of the Company equal to the product obtained by multiplying (a) the result of dividing (i) $200,000 by (ii) the Black-Scholes value of an option to purchase one share of common stock of the Company as of the date of grant, as described below, by (b) a fraction, the numerator of which is the number of whole days that will have passed from the date of election through the scheduled date of the Company's next annual stockholder meeting and the denominator of which is 365, rounded down to the nearest whole share. The Black-Scholes value of an option to purchase a share of common stock of the Company shall be determined using the per share trading price of the Company's common stock on the date of grant.

Both the initial option grants and the annual option grants shall vest and become exercisable with respect to 100% of the shares of common stock underlying the option on the earlier of (i) the one-year anniversary of the date of grant or (ii) the day immediately preceding the date of the annual meeting of stockholders that occurs in the year following the year of grant.

Members of the Board who are Calix employees and who subsequently terminate employment with Calix and remain on the Board are not eligible for initial grants of equity but are eligible, after termination of employment with Calix, for annual grants.

All option awards held by a non-employee director, regardless of when granted, automatically accelerate in the event of a change in control of Calix.

Limits on Non-Employee Director Equity Awards

Under our 2019 Plan, the grant date fair value of equity-based awards granted to a non-employee director during any calendar year shall not exceed $750,000.

Limited Pledging Policy

In limited circumstances and in accordance with pre-approved guidelines, members of the Board may pledge their Calix stock holdings (exclusive of options, restricted stock units, warrants or other rights to purchase Calix stock) as collateral for a loan, including margin loans, only if approved in advance by the Company's General Counsel.

Director Stock Ownership Guidelines

Under our director stock ownership guidelines, each director is expected to acquire and maintain ownership of Calix common stock having a value of no less than four (4) times the annual Board cash retainer, which achievement of the requisite stock ownership expected on or before the date five years after the initial appointment date of such director. If a director fails to meet these guidelines, shares from such director's annual equity grants will be held until the guidelines are met. Each of our directors is currently in compliance with and have shareholding in excess of our director stock ownership guidelines.

Other Arrangements

We reimburse non-employee directors for travel, lodging and other expenses incurred in connection with their Board service and attendance at Board and committee meetings.

Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Carl Russo	116,071	178,353		294,424
Don Listwin	100,206	178,353		278,559
Christopher Bowick	75,000	178,353		253,353
Kathy Crusco	90,000	178,353		268,353
Eleanor Fields	48,411	242,876		291,287
Kira Makagon	64,107	178,353		242,460
Rajatish Mukherjee	58,901	178,353		237,254
Kevin Peters	69,876	178,353		248,229
Michael Everett (2)	21,315	—	53,769	75,084

(1)   Amounts reflect the grant date fair value of stock options granted in 2023 and were calculated in accordance with ASC Topic 718 and are not adjusted for subsequent changes in our stock performance or the level of ultimate vesting. For a discussion of the assumptions used in the valuations of the stock options, see Note 7 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31,

2023. As of December 31, 2023, none of our non-employee directors held stock awards, and our non-employee directors held the following stock options:

Name	Shares Underlying Stock Options (#)
Carl Russo	1,328,183
Don Listwin	8,183
Christopher Bowick	27,216
Kathy Crusco	27,216
Eleanor Fields	9,889
Kira Makagon	27,216
Rajatish Mukherjee	12,939
Kevin Peters	27,216

(2)   Mr. Everett's service on the Board ended on May 11, 2023. The amount reported in the Fees Earned or Paid in Cash column reflects the prorated cash retainer and fees for Mr. Everett's service as chairman of the Audit Committee and member of the Strategic Committee until the expiration of his term. The amount reported in the All Other Compensation column reflects fees for Mr. Everett's services under a Consulting Agreement with the Company. Pursuant to its charter, the Audit Committee reviews and approves all related party transactions on an ongoing basis. On March 30, 2023, the Audit Committee and then the Board approved the Consulting Agreement with Mr. Everett, pursuant to which following the expiration of his directorship Mr. Everett provides certain strategic consulting services for the Company for $7,000 per month.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 31, 2023, with respect to all of our equity compensation plans in effect on that date.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)		Weighted-Average Exercise Price of Outstanding Options (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))	
Equity Compensation Plans Approved by Stockholders (1)	10,048,336	$	35.18		12,877,472	(4)
Equity Compensation Plans Not Approved by Stockholders (2)	275,000	$	5.05			
Total	10,323,336	$	34.37	(3)	12,877,472	

(1) Includes our 2010 Plan, 2019 Plan, ESPP and Nonqualified ESPP.

(2) Consists of a Nonstatutory Inducement Stock Option Grant, which constitutes an employment inducement award for Mr. Sindelar under NYSE Listed Company Manual Rule 303A.08 that was approved by the Compensation Committee on September 28, 2017. The NYSE approved the Supplemental Listing Application for the Inducement Award on October 30, 2017. The Nonstatutory Inducement Stock Option Grant was awarded on October 1, 2017 and provides Mr. Sindelar the right to purchase up to 300,000 shares of our common stock for an exercise price of $5.05 per share. The Nonstatutory Inducement Stock Option Grant has a term of 10 years and has vested. In the event of a termination of Mr. Sindelar's employment, Mr. Sindelar would have three months, or 12 months in the case of death or disability, to exercise the option.

(3) The weighted-average remaining term for outstanding options is 7.3 years.

(4) Includes 4,508,340 shares available for future issuance under the Amended and Restated Employee Stock Purchase Plan, 3,384,924 shares available for future issuance under the Nonqualified ESPP and 4,984,208 shares available for future issuance under the 2019 Plan.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Calix specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee of the Board recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Christopher Bowick (Chairman)
Kira Makagon
Rajatish Mukherjee

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Calix specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee has reviewed and discussed with Calix management and KPMG LLP the audited consolidated financial statements of Calix contained in the Calix Annual Report on Form 10-K for the year ended December 31, 2023. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by AS No. 1301, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures from KPMG LLP required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Calix's Annual Report on Form 10-K for its year ended December 31, 2023 for filing with the Securities and Exchange Commission.

Audit Committee

Kathy Crusco, Chair
Eleanor Fields
Kevin Peters

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Calix's Board and Audit Committee have adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions that may be deemed "related person transactions" under the rules of the SEC. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which Calix was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by Calix of a related person. For purposes of the policy, a "related person" is a director, officer or greater than 5% beneficial owner of Calix's stock and their immediate family members.

Calix recognizes that related person transactions can present potential or actual conflicts of interest or create the appearance of a conflict of interest. Management presents to the Audit Committee each proposed related person transaction, including all relevant facts and circumstances, and the Audit Committee reviews the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related person's interest in the transaction, takes into account the conflicts of interest and corporate opportunity provisions of Calix's Code of Business Conduct and Ethics, and either approves or disapproves the related person transaction. Any related person transaction may be consummated and shall continue only if the Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. No director may participate in approval of a related person transaction for which he or she is a related person. As required under rules issued by the SEC, transactions that are determined to be directly or indirectly material to a related person are or will be disclosed in Calix's proxy statements.

During fiscal year 2023, Calix has not participated in any transactions, nor are there any currently proposed transactions in which Calix will participate, where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Indemnification of Directors and Officers

Calix's amended and restated certificate of incorporation and amended and restated bylaws provide that Calix is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. Calix has entered into and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the Board.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials, or proxy statement and annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Calix stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or Calix that you no longer wish to participate in "householding."

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, you may (1) notify your broker, (2) direct your written request to: Investor Relations, Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134 or (3) contact our Investor Relations department by email at InvestorRelations@calix.com or by telephone at (408) 474-0080. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their address and would like to request "householding" of their communications should contact their broker. In addition, Calix will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the proxy card to vote on such matters in accordance with their best judgment.

ANNUAL REPORTS

The 2023 Annual Report to Stockholders, including our 2023 Annual Report on Form 10-K (which is not a part of our proxy soliciting materials), will be mailed with this Proxy Statement to those stockholders that request and receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our 2023 Annual Report at www.proxyvote.com.

We have filed our Annual Report on Form 10-K for the year ended December 31, 2023 with the SEC. It is available free of charge in the "SEC Filings" section of our website at investor-relations.calix.com or at the SEC's website at www.sec.gov. Upon written request by a Calix stockholder, we will mail without charge a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules, but excluding exhibits to the Annual Report on Form 10-K. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. All requests should be directed to Investor Relations, Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134 or InvestorRelations@calix.com.

By Order of the Board of Directors

/s/ Douglas McNitt

Douglas McNitt
Corporate Secretary

March 28, 2024

CALIX, INC.

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(UNAUDITED)

Reconciliation of GAAP Net Operating Income (Loss) to Non-GAAP Net Operating Income (In Thousands)

	2023			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
GAAP operating income (loss)	$ 9,936	$ 11,811	$ 15,929	$ (8,841)
Adjustments to reconcile GAAP operating income (loss) to non-GAAP operating income:				
Stock-based compensation	16,220	17,844	16,026	12,681
Intangible asset amortization	658	658	658	757
Inventory and component liability charges	—			28,675
Non-GAAP operating income	$ 26,814	$ 30,313	$ 32,613	$ 33,272

Reconciliation of GAAP to Non-GAAP Gross Margin

	2023			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
GAAP gross margin	51.2%	52.3%	53.3%	42.8%
Adjustments to reconcile GAAP gross margin to non-GAAP gross margin:				
Stock-based compensation	0.3	0.3	0.3	0.2
Intangible asset amortization	0.3	0.2	0.2	0.3
Inventory and component liability charges	—	—	—	10.8
Non-GAAP gross margin	51.8%	52.8%	53.8%	54.1%

Use of Non-GAAP Financial Information

Calix uses certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with GAAP. In this proxy statement, Calix has presented non-GAAP operating income and non-GAAP gross margin. These non-GAAP measures are provided as performance targets in our executive cash incentive plan as the measure primarily excludes certain non-cash charges for stock-based compensation, intangible asset amortization, and inventory and component liability charges, which Calix believes are not indicative of its core operating results. The presentation of these non-GAAP measures is not meant to be a substitute for results presented in accordance with GAAP, but rather should be evaluated in conjunction with the comparable GAAP measure. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures are provided above. The non-GAAP financial measures used by Calix may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-34674

Calix, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**68-0438710**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
2777 Orchard Parkway **San Jose, California** **(Address of Principal Executive Offices)**	**95134** **(Zip Code)**

Registrant's telephone number, including area code (408) 514-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.025 par value	CALX	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes: ☐ No: ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes: ☐ No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes: ☒ No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes: ☒ No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒		Accelerated Filer	☐
Non-accelerated filer	☐		Smaller Reporting Company	☐
Emerging Growth Company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: ☐   No: ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant based upon the closing sale price on the New York Stock Exchange on June 30, 2023, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $2,926 million. Shares held by each executive officer, director and by each other person (if any) who owns more than 10% of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 9, 2024, the number of shares of the registrant's common stock outstanding was 65,409,170.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's 2023 annual report and definitive proxy statement for its 2024 annual meeting of stockholders are incorporated by reference in Item 5 of Part II and Items 10, 11, 12, 13 and 14 of Part III.

Calix, Inc.

Form 10-K

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Calix, Inc., together with its subsidiaries, is referred to in this document as "Calix," "we," "our" or "us." This report includes forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding Calix's future financial position, business strategy and plans, product projections, anticipated market and industry trends and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "could," "expect," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "predict," "will," "would," "project," "potential" or the negative of these terms or other similar expressions. Forward-looking statements include Calix's expectations concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include:

- our ability to predict our revenue and reduce and control costs related to our products or service offerings;
- fluctuations in our gross margin;
- our ability to manage our relationships with our third-party vendors, including contract manufacturers, or CMs, original design manufacturers, or ODMs, logistics providers, component suppliers and development partners;
- our ability to forecast our manufacturing requirements and manage our inventory;
- supply chain constraints and cost increases for components, shipping and logistics;
- our dependence on sole-, single- and limited-source suppliers, some of which are located primarily or solely in China, and other factors;
- our ability to build and sustain an adequate and secure information technology infrastructure;
- the quality of our products, including any undetected hardware and software defects or software bugs;
- our ability to ramp sales and achieve market acceptance of our new products and broadband service providers', or BSPs', willingness to deploy our new products;
- the capital spending patterns of BSPs, and any decrease or delay in capital spending by BSPs due to macro-economic conditions, regulatory uncertainties or other reasons;
- the impact of government-sponsored programs on our customers and the impact to our customers of a United States, or U.S., government shutdown;
- our ability to develop new products or enhancements that support technological advances and meet changing BSP requirements;
- the length and unpredictability of our sales cycles and timing of orders;
- our lack of long-term, committed-volume purchase contracts with our customers;
- intense competition and our ability to increase our sales to larger BSPs globally;
- our exposure to the credit risks of our customers;
- the interoperability of our products with BSP networks;
- our ability to estimate future warranty obligations due to product failure rates;
- our products' compliance with industry standards;
- our ability to expand our international operations;
- our ability to protect our intellectual property, or IP, and the cost of doing so;
- our ability to obtain necessary third-party technology licenses at reasonable costs;
- the regulatory and physical impacts of climate change and other natural events;
- the attraction and retention of qualified employees and key management personnel; and
- our ability to maintain proper and effective internal controls.

We caution you against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth in this Annual Report on Form 10-K speak only as of the date of its filing. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements.

ITEM 1. **Business**

Company Overview

Calix was founded in 1999. We develop, market and sell our platform (cloud, software and systems) and managed services that enable service providers of all types and sizes to innovate and transform their businesses. For our customers to successfully transform their businesses into the innovative broadband service providers, or BSPs, of the future, they require actionable data for critical business functions such as network operations, customer support and marketing. However, this data is often trapped in disparate systems or departmental silos. Our platform, which includes Calix Cloud, Revenue EDGE and Intelligent Access EDGE, gathers, analyzes and applies machine learning to deliver real-time insights seamlessly to each key business function. Our customers utilize these data and insights to simplify network operations, marketing and customer support and deliver a growing portfolio of SmartLife managed services and experiences that excite their subscribers. This enables BSPs to grow their brand through increased subscriber acquisition, loyalty and revenue and to reduce their operating costs, creating value for their businesses and the communities they serve.

This is our mission: to enable BSPs of all sizes to simplify, excite and grow.

We believe our platform offers a competitive edge to BSPs at a critical time of increasing competition from direct-to-consumer cloud companies and device providers as they expand their reach and focus on owning the connected home experience. For example, these over-the-top competitors are entering the home by offering Wi-Fi enabled devices, and then leveraging behavioral insights to expand their direct relationship and build their brand, not the BSP's, with the subscriber by offering additional consumer services. Over time, we expect this competition can erode a BSP's brand and relationship with its subscribers, by reducing broadband to an easy-to-replace commodity, which can increase churn and reduce revenue. Our platform enables BSPs to build next generation networks and offer higher-value managed service offerings that enable them to grow revenue, increase subscriber loyalty and monetize their network investments.

Innovative BSPs, who embrace our platform, understand this competitive threat and that their brand's central position in the home is their most valuable strategic asset. As such, they must protect and expand continually. Our Intelligent Access EDGE network solution and Revenue EDGE subscriber solution are designed to allow BSPs to simplify their businesses and reduce operating costs, while launching exciting new services in a matter of days and weeks instead of months and years. Our role-based cloud enables BSP teams, such as marketing, operations or customer support, to leverage real-time behavioral analytics to anticipate the subscriber's needs, whether they are in the home, roaming across the town or managing a small business. Our platform is built to enable BSPs to quickly and easily deploy a growing portfolio of SmartLife managed services to connect entire communities. This enables BSPs to establish themselves as essential technology innovators that are enabling their communities to grow and thrive.

The BSPs' teams can utilize insights from Calix Cloud to offer these new and innovative services to those subscribers who have the propensity to buy, thereby growing revenue as they deliver a connected experience at significantly lower operating costs. This also enables them to build their brand and value proposition around innovation and subscriber experience. As a result, many of Calix's BSP customers have experienced improved customer satisfaction scores, minimal churn and significant growth. To expand our reach in the market, we will continue to pursue strategic technology and distribution relationships that align with BSPs' strategic priorities. At the same time, we offer our Calix Customer Success and Support Services along with a growing portfolio of award-winning market activation resources that provide the BSPs with best practices and programs to strengthen and grow their brand with their subscribers, thereby increasing subscriber loyalty and opportunities to grow their subscriber base.

Strategy Overview

Our strategy is to position Calix as the key partner providing a broadband delivery platform (cloud, software and systems) and managed services to enable and facilitate the transformation of BSP networks and the residential and small business network experience in order to excite all of their subscribers. Most BSPs will require transformation of their business and operations to become an essential provider of data-driven, high-value managed services to their subscribers. The principal elements of our strategy are:

Starting with the data – The principal way we gather, analyze and deliver actionable insights for BSPs is via the Calix Cloud. Our role-based Calix Cloud enables critical functions within a BSP's business, such as marketing, operations and support, to leverage real-time data to continually understand and optimize the experience for their subscribers.

Building and evolving our platform – Our product strategy centers on our strategic platform. Our platform simplifies BSPs' businesses by delivering intelligence and automation across the entire subscriber facing network – from the data center edge to the subscriber's devices. Our strategy is to continually augment and extend our platform with features and services directly or through partners to allow our BSP customers to deliver cutting-edge services to their subscribers.

Engaging directly with BSP customers – We continue to invest in our direct sales capabilities so that we can engage deeply with our BSP customers to help them understand the differentiable value that our platform provides. As we deploy new solutions, we are building the expertise of our team by adding specialized resources in areas such as marketing, cloud and network operations. Our direct model is complemented with selective programs for our channel partners, who have established local market expertise and have demonstrated the ability to generate new market opportunities and support sales of cutting-edge technologies for BSPs.

Expanding customer footprint across our total addressable opportunity – Our total addressable opportunity includes service providers of any type and size, including local and competitive exchange carriers, cable multiple system operators, or cable MSOs, wireless internet service providers, or WISPs, fiber overbuilders such as municipalities and electric cooperatives and tribal communities, multiple dwelling units and hospitality providers. For the past four years, we have averaged adding over 90 new BSP customers per year purchasing directly or through our partners. Our diverse and growing customer footprint is a critical source of our future growth as we expand our portfolio and sell additional components of our platform and managed services to both new and existing customers. Our platform enables us to expand our total addressable opportunity and recurring revenue streams by allowing us to address the needs of not only traditional wireline-focused service providers, but also emerging service providers. As such, we intend to continue to engage emerging providers that are creating entirely new customer segments, including fiber overbuilders, utilities and municipalities. We will also continue to pursue service provider segments where there is an opportunity to grow our current share, such as cable MSOs, large traditional wireline-focused service providers and international markets.

Extending portfolio of Calix services – Our services team, Calix Services, supports our BSPs as they define their transformation strategies, build new skills, implement new technologies and deploy new subscriber services. Calix Services' capabilities address the BSP's entire network and service delivery lifecycle. These services allow BSPs to benefit directly from our deep expertise working with service providers to optimize their operations and leverage our advanced analytics to improve the operational efficiency of their teams.

Pursuing strategic relationships – We will continue to pursue strategic technology and distribution relationships that help us align with BSPs' strategic priorities. We continue to invest to provide technical synergy across the ecosystems that support our customers' most critical business processes through our partner program. By adding new solutions to our platform ecosystem, we significantly enhance the value that our platform delivers to BSPs. In addition, we are expanding our relationships with organizations that help our customers plan and execute in-market. Examples of these partners are Conexon Connect, LLC, ePlus Technology, inc. and The Pivot Group, LLC.

Product Overview

Our product strategy centers on increasing the market adoption of two fundamental components:

1. Our Calix Platform, which consists of:

    - Calix Cloud®, which comes in three role-base editions: Calix Engagement Cloud (formerly Calix Marketing Cloud), Calix Service Cloud (formerly Calix Support Cloud) and Calix Operations Cloud.

    - Calix Intelligent Access EDGE™, access network solution for automated, intelligent next generation networks.

    - Calix Revenue EDGE™, our premises solution for subscriber managed services.

2. Our SmartLife managed services offerings, which consist of:

    - SmartHome™ managed services and applications to enhance, operate and secure the connected experience of subscribers in their home, including managed Wi-Fi, advanced content control, network security, connected cameras, social media monitoring for kids and device protection programs.

    - SmartTown® managed services that reimagine community Wi-Fi as a ubiquitous, secure and managed experience across a BSP's footprint by making their town a SmartTown. By leveraging residential and small business Wi-Fi systems combined with strategically deployed outdoor Wi-Fi access points, BSPs can serve subscribers, schools, municipalities, organizations, planned communities and more. These opportunities open new markets and relationships with the public sector to reduce reliance on and protect against 5G LTE fixed wireless access.

- SmartBiz™ managed services that address the business networking and productivity needs of small business owners with an all-in-one managed service that increases staff productivity, secures critical business systems and enhances customer loyalty.

Each managed subscriber service is complemented by real-time subscriber insights via Calix Engagement Cloud, Calix Service Cloud and Calix Operations Cloud offerings, which are configurable to display role-based insights for BSP general management, marketing, support, operations and engineering staff. These insights enable BSPs to anticipate and target new revenue-generating services and applications through our mobile application, CommandIQ® for residents and CommandWorx™ for businesses. Our Calix Cloud enables simple integrations with other market-leading workflow solutions for marketing (including Facebook, Mailchimp, Constant Contact and HubSpot), support ticketing solutions and operations support systems and business support systems.

The SmartLife™ managed services are built on the Calix Platform and fully integrated with our GigaSpire® and GigaPro® family of Wi-Fi systems to be ready for deployment as a complete subscriber experience solution for a BSP's residential subscribers, small business subscribers and community networks. Calix customers are evolving their go-to-market strategies to go beyond marketing broadband speed. Increasingly, they are becoming "experience" providers by delivering valuable managed services built on top of their Wi-Fi offerings. This unique portfolio gives BSPs more opportunities to provide differentiated services to their subscribers and grow their revenue.

Our access network solutions redefine the access edge of the network by simplifying its architecture and operations. The Calix Platform's access network component is implemented in our E-Series family of modular, non-blocking systems, enabling BSPs to meet a wide variety of deployment scenarios. BSPs can consolidate multiple access network elements into a single system using specialized software modules that add functionality and remove complexity, thereby reducing the total cost of ownership and the time to market for new services. We offer a range of training, professional and success services to assist BSPs in every domain of network management from strategy to deployment and management.

These offerings are sold independently and offer unique entry points for new customers who are partnering with Calix to transform their businesses. Moreover, an increased segment of our customer base is leveraging all components of our platform and managed services in an end-to-end strategy to simplify their businesses, excite their subscribers and grow the value that they deliver for their subscribers and communities.

Finally, to support these managed services, we offer market activation resources and customer support programs through our customer success organization to enable BSP teams to quickly deploy, manage and monetize each service that they provide to subscribers. These resources include marketing content that can be easily customized with on-line tools, training programs, success services and professional services.

Customers

We market and sell our platform (cloud, software and systems) and managed services to service providers of all types and sizes. To date, we have focused primarily on service providers in the North American market. Our customers span all sizes of broadband subscriber count from a few hundred to more than six million. We currently have approximately 1,600 active service provider customers, purchasing directly and through partners, to deploy passive optical, Active Ethernet or point-to-point Ethernet access networks or subscriber premise systems. Our service provider customers include: ALLO Communications; Connect Holding II, LLC (dba Brightspeed); CityFibre Holdings Limited; Conexon Connect; Cox Communications; Gibson Connect, LLC; Hunter Communications; Jade Communications; Gridiron Fiber Corporation (DBA Lumos); Lumen Technologies, Inc., or Lumen; Paul Bunyan Communications; Silver Star Communications; Tombigbee Electric Power Association and Tombigbee Fiber, LLC and Verizon Communications, Inc.

The U.S. Federal government has approved programs, totaling more than $60 billion, to fund broadband and connectivity expansion across the United States. Calix has a dedicated team of funding specialists, assisting our customers with the most up-to-date information on broadband funding opportunities as they are introduced and personalized strategies to maximize their grants to support their growth.

We classify service providers into large, medium and small based on the number of broadband subscribers they serve. Large service providers are those with wide geographic footprints and broadband subscribers of 2.5 million or more. Medium service providers also operate typically within a wide geographic footprint but are smaller in scale with broadband subscribers that range from 250,000 to 2.5 million. Small service providers consist primarily of over 1,000 predominantly local independent operating companies, or IOCs, typically focused on a single community or a cluster of communities. They include a growing number of municipalities, cable MSOs, electric cooperatives, fiber overbuilders and WISPs. These entities range in size from a few hundred to 250,000 broadband subscribers.

No customer represented more than 10% of revenue in 2023, 2022 or 2021. Sales to customers outside the United States represented 9% of our revenue in 2023, 9% of our revenue in 2022 and 17% of our revenue in 2021. Our sales outside the United States have been and are currently predominantly to customers in the Americas and Europe.

Customer Engagement Model

We market, sell and support the success of our platform and managed services predominantly through our direct sales force, supported by marketing, product management and customer success personnel. We have also expanded this model to include select channel partners in North America and more than 40 international channel partners. Even in circumstances where a channel partner is involved, our sales and marketing personnel are generally selling side-by-side with the channel partner. We believe that our direct customer engagement approach provides us with significant differentiation in the customer sales process and customer engagement programs by aligning us more closely with our customers' changing needs and successful implementation of our solutions.

Research and Development

Continued investment in research and development is critical to our business. We have made significant investments in our product portfolio, and we intend to continue to dedicate significant resources to research and development to develop, enhance and deliver new platform features and capabilities, including investments in innovative technologies that support our business strategy. Our research and development team is composed of engineers with expertise in software and cloud platforms, optics, wireless technologies and systems engineering. Our research and development team is responsible for designing, developing and enhancing our platform and managed services, performing product and quality assurance testing and ensuring the compatibility of our products with third-party hardware and software products. Increasingly, our engineers are focused on enhancements to our cloud and software platform components. Our teams of engineers currently remain concentrated in San Jose and Petaluma, California; Nanjing, China; Bangalore, India; Minneapolis, Minnesota and Richardson, Texas. We also outsource a portion of our software and cloud development to domestic and international third parties and depend on these partners to meet our development plans.

Manufacturing and Supply Chain

We rely on CMs, ODMs and third-party logistics partners for the supply and distribution of our products. Our global supply chain management organization oversees these third parties to source and procure materials, manufacture and deliver our products. Our global supply chain management organization consists of order management, planning, sourcing, logistics, test and manufacturing engineers and new product introduction personnel. We tightly integrate our supply chain management and new product introduction activities with the activities outsourced to these third parties. We believe that our relationships with and our reliance on third parties allow us to improve new product introduction time, conserve working capital, reduce product costs and minimize delivery lead times while maintaining high product quality as well as the ability to scale quickly to handle increased order volume. We continue to qualify and utilize additional vendors for various portions of our supply chain from time to time.

The COVID-19 pandemic-induced global demand surge resulted in supply chain challenges, including component shortages or unavailability, end-of-life notifications, extended lead times, elongated transit times, port congestion, spot market purchases, multiple price increases and surcharges. These challenges abated during 2023. The overhang from these events is a buildup of inventory in the supply chain. At our direction, our suppliers built up inventory to buffer against the long lead-times for semiconductors and other electronic components. We are using this as an opportunity to realign our strategic buffer inventory to protect against future disruptions. Most of the excess inventory will be worked off during the normal course of business. As time goes on, there may be components that become obsolete due to technology shifts or demand changes. This will be reflected in our inventory reserve balance as it becomes apparent during our financial reviews. For example, during the fourth quarter of 2023, we wrote down obsolete inventory and accrued a liability for components at suppliers primarily related to the wind down of our legacy product family that existed before our shift to an all-platform model.

Seasonality

Fluctuations in our revenue occur due to many factors, including the varying budget cycles and seasonal buying patterns of our customers. More specifically, our customers tend to spend less in the first fiscal quarter as they are finalizing their annual capital spending budgets, and in certain regions, customers are also challenged by winter weather conditions that inhibit outside fiber deployment. In recent years, as our revenue from our large customers decreased, we have experienced less year-end volatility due to capital budgetary spending or freezing. This, combined with an increase in recurring revenue, has resulted in smaller seasonal fluctuations, and we expect this trend to continue.

Competition

The communications software and systems equipment markets are highly competitive. Competition is largely based on any one or a combination of the following factors: functionality and features, price, existing business and customer relationships, product quality, installation capability, service and support, long-term returns, scalability, development and manufacturing capability.

We compete with several companies within the markets that we serve, and we anticipate that competition will intensify. Vendors with which we compete include: ADTRAN, Inc.; Ciena Corporation; CommScope Inc.; DZS Inc.; eero/Ring (Amazon companies); Harmonic, Inc.; Huawei Technologies Co., Ltd.; Google Nest (a Google company); Nokia Corporation; Plume Design, Inc. and Ubiquiti Inc. In various geographic or vertical markets, there are also several smaller companies with which we compete. As we expand into adjacent markets, we expect to encounter new competitors. Many of our competitors have the financial resources to offer competitive products at a below market price, which could prevent us from competing effectively.

Intellectual Property

We rely on a combination of IP rights, including patents, trade secrets, copyrights and trademarks as well as customary contractual protections. These rights and protections are accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers and partners, and through a combination of U.S. and international IP laws.

As of December 31, 2023, we held 111 U.S. patents and 26 pending U.S. and international patent applications. U.S. patents generally have a term of twenty years from filing. The remaining terms on our individual patents vary from less than a year to seventeen years. U.S. patent, copyright and trade secret laws afford us only limited protection, and the laws of some foreign countries do not protect proprietary rights to the same extent.

We believe that the frequency of assertions of patent infringement has and continues to increase in our industry. Any claim of infringement from a third party, even claims without merit, could cause us to incur substantial costs defending against such claims, could require us to pay substantial damages or include an injunction or other court order that could prevent us from selling our products. In addition, we might be required to seek a license which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense.

Human Capital

We employed 1,760 employees globally as of December 31, 2023 with 1,055 employees located in the United States and 705 outside of the United States, primarily in Canada, China and India. Except for one employee located in France and subject to customary local collective bargaining arrangements, we do not have any employees represented by a labor union with respect to their employment with us. We have not experienced any work stoppages and consider our relations with our employees to be good. We consider our talent to be very important to our operations and execution of our business strategy as well as the overall success of our business. As such, we invest significant management attention, time and resources to attract, engage, develop and retain our talent. Our talent strategy focuses on our culture and core values, our talent programs and the overall well-being and safety of our talent.

Culture and values. At Calix, we believe culture is how each employee treats their teammates, customers and partners every day. Each employee is entrusted with our culture to create a positive work experience for all. This is grounded by each employee knowing their purpose, their commitment to creativity, collaboration and communication as well as investing in the success of others. From leadership down, Calix embraces a "better, better, never best" philosophy, which we believe encourages continuous improvement and experimentation. This culture enables Calix to deliver on its mission to help BSPs simplify their businesses, excite their subscribers and grow value for their communities.

Talent Development. We prioritize the ongoing professional growth of our team by providing on-demand access to training through top-notch industry platforms. Additionally, we provide educational resources and the chance to glean insights from subject matter experts spanning diverse topics. Our commitment extends globally, fostering a collaborative space for leaders to connect and evolve as Calix champions. Complementing these efforts, we offer valuable developmental opportunities such as stretch assignments and participation in our mentorship program. We firmly believe that sustained investment in the skills and knowledge of our team is pivotal to ensuring our enduring success.

Diversity, Equity and Inclusion. At Calix, we strive to create an inclusive culture that values diversity, promotes equity and celebrates the differences among us. We believe a diverse workforce is at the core of our innovation and drives productivity and growth. Our diversity and inclusion strategy takes into consideration the entire employee life cycle, from recruitment, to learning and development and total rewards. We support a range of employee programs and initiatives designed to foster belonging, engagement, acceptance and diversity through employee-led affinity groups, leadership events, meetups and celebrations. We are proud and honored to be recognized by industry experts for our diverse culture.

Community Outreach. Calix is committed to creating a positive social impact by leveraging our resources, expertise and network to address pressing societal challenges. We strive to give back to the community whenever possible. To establish a rhythm and cadence, Calix sponsors two major giving campaigns throughout the year – National Volunteer Month in April and

Season of Giving in the fourth quarter as well as ongoing initiatives throughout the year. We believe together we can be a force for good and are determined to drive change in the communities where we operate and beyond.

Our wellness, safety and health programs. At Calix, employee well-being is crucial to creating a healthy workplace where employees can do their best work. We recognize that employees have diverse needs when it comes to health and well-being and provide an expanded library of tools and apps, including "Unmind," an app that provides digital tools and techniques designed to empower employees to live a more fulfilling and balanced life. To further support employees and their wellness journey, we launched a "LifeStyle" Wellness Reimbursement Program that offers employees a quarterly wellness allowance to help employees reach their personal wellness goals and support a healthy lifestyle. We also implemented Productivity and Recharge Days and a Leadership Cares program for leaders to send gifts to employees. We believe that these initiatives have helped Calix become a top company to work for.

Corporate Information

Our principal executive offices are located at: 2777 Orchard Parkway, San Jose, California 95134, and our telephone number is (408) 514-3000. Our website address is: www.calix.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report on Form 10-K. Calix®, the Calix logo design, AXOS®, Calix Cloud®, CommandIQ®, CommandWorx™, GigaPro®, GigaSpire®, SmartTown® and other trademarks or service marks of Calix appearing in this Annual Report on Form 10-K are the property of Calix. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 10-K are the property of the respective holders. The Securities and Exchange Commission, or SEC, maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. We post on the Investor Relations page of our website, www.calix.com, a link to our filings with the SEC free of charge, as soon as reasonably practical after they are filed electronically with the SEC.

ITEM 1A.   Risk Factors

We have identified the following additional risks and uncertainties that may affect our business, financial condition and/or results of operations. Investors should carefully consider the risks described below, together with the other information set forth in this Annual Report on Form 10-K, before making any investment decision. The risks described below are not the only ones we face. Additional risks not currently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.

Business and Operational Risks

We face risks associated with being materially dependent upon third-party vendors; certain factors that affect our business as a result of those dependencies have and could continue to disrupt our business and adversely impact our gross margin and results of operations.

We materially depend upon third-party vendors for our complex global supply-chain operations, including for services to develop, design and source components and materials, as well as manufacture, transport and deliver our products. If any of these vendors stop providing their services, for any reason, we would have to obtain similar services from other sources, which may not be available on commercially reasonable terms, if at all. We also have limited control over disruptions that may occur at the facilities of those providers, such as supply interruptions, labor shortages, strikes, shipping backlogs at ports and similar disruptions to transportation infrastructure, design and manufacturing failures, quality control issues, systems failures or even facility closures arising from pandemics or natural disasters. In addition, switching development firms or manufacturers could delay the manufacture and availability of products and/or require us to re-qualify our products with our customers, which would be costly and time-consuming. Any interruption in the development, supply or distribution of our products would adversely affect our ability to meet scheduled product deliveries to our customers and could result in lost revenue or higher costs, which would negatively impact our gross margin and operating results and harm our business.

Particular risks associated with management of our global supply chain operations include the following:

- ***Manufacturing constraints, shortages and other disruptions.*** We do not have internal manufacturing capabilities and rely solely on a small number of CMs and ODMs to manufacture and supply our products. Our business operations and ability to supply our products are highly dependent upon our ability to secure adequate third-party manufacturing capabilities and capacity and to effectively manage those third parties to meet our business needs. Our dependence solely on third-party manufacturers makes us vulnerable to possible supply and capacity constraints and reduces our control over manufacturing disruptions due to component availability, extended lead times delivery schedules, quality, manufacturing yields and increased costs. Some of these risks occur from time to time in our business, including recent increases in component costs. If these disruptions and constraints are prolonged, or if these manufacturers do not have the ability or business continuity plans to fulfill their obligations to us, our business could be disrupted. If we cannot effectively manage our vendors or if we fail to invest adequate resources to manage our supply chain operations, our ability to meet customer orders and generate revenue may be negatively impacted. A substantial portion of our manufacturing is done at facilities outside of the U.S., largely in Asia, which presents increased supply risk, including the risk of supply interruptions, delays, shortages or reductions in manufacturing quality or controls. In addition, these supply interruptions, delays and shortages could impair our ability to meet our customer requirements, require us to pay higher prices or incur expedite fees, which would harm our business and negatively impact our gross margin and results of operations. Our international manufacturing also creates risks and uncertainties associated with regulatory changes or government actions such as local business requirements, trade restrictions and tariffs, economic sanctions or related legislation, which may complicate our export and import activities, be disruptive to the operations of our manufacturers and logistics partners or result in higher product and shipping costs and variability of supply. For example, in 2022, substantially all our silicon suppliers extended their lead times and increased prices. Prices remain high, and while many silicon suppliers have begun reducing their lead-times, we continue to face extended lead times. Manufacturing in Asia further heightens our risk of meeting customer delivery requirements as we rely upon third-party logistics companies to transport and import significant volumes of products to the U.S. where we generate a substantial majority of our revenue. These supply chain risks are further increased by periodic shipping backlogs at ports and similar disruptions to transportation infrastructure.

- *Limited sources and sole-sourced supply.* We are dependent upon sole-source or limited-source suppliers for some key product components such as chipsets and certain of our application-specific integrated circuit processors and resistor components, including certain components sourced solely through suppliers located in China and other Asian countries. Any of these suppliers could stop producing our components, raise the prices they charge us, be subject to higher product tariffs, epidemics or other conditions that disrupt their operations, cease operations or enter into exclusive arrangements with our competitors, consequently affecting our operations and results. For example, we have experienced disruptions in our supply of certain components that we source from suppliers in China and other Asian countries due to production disruptions, factory closures and longer lead times for components and from uncertainty around trade and tariff policies between the U.S. and China, which caused delays in our product supply. Being dependent upon a limited number of suppliers constrains our ability to mitigate these disruptions in our supply chain, particularly if such disruptions are prolonged. This may adversely affect our ability to obtain components and materials needed to manufacture our products at acceptable prices or at all. These risks would adversely affect our ability to meet scheduled product deliveries to our customers, increase costs and in turn harm our business and results of operations.

- *Limitations on ability to manage third-party risks.* Our business with certain third-party manufacturers may represent a relatively small percentage of their revenue. Consequently, our orders may not be given adequate priority if such manufacturers have to allocate limited capacity among competing customers. This could delay supplies of product to us or limit our ability to ramp product volumes within desired timeframes. If any of our manufacturing partners are unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we would have to identify, qualify and select acceptable alternative manufacturers. The time it takes to qualify new third-party manufacturers could disrupt our ability to maintain continuous supply of product to meet customer requirements. An alternative manufacturer may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. In addition, we and/or our manufacturers may not be able to negotiate commercially reasonable terms and sufficient quantities of component supplies with component and materials suppliers to meet our manufacturing needs because our purchase volumes may be too low for us to be considered a priority customer for securing supplies, particularly when there are shortages or limited availability of key components and materials. As a result, suppliers could stop selling to us and our manufacturers at commercially reasonable prices, or at all. While we have worked to mitigate the cost impact of recent price increases, those efforts may not be successful. Any such interruption or delay may force us and our manufacturers to seek components or materials from alternative sources, which may not be available, or result in higher prices. Switching suppliers could also force us to redesign our products to accommodate new components and could require us to re-qualify our products with our customers, which would be costly and time consuming. A significant interruption in manufacturing or supply availability for any of these reasons would reduce supply to our customers, which would result in lost revenue and harm our customer relationships.

- *Ability to forecast and manage inventory liability with vendors.* We have experienced increases in demand from many customers, in part as a result of higher consumer demand for internet services and improved Wi-Fi; in turn, this has resulted in our shipments being delayed. If we underestimate product demand from our customers, our manufacturers may have inadequate component inventory to meet our demand. If we are not able to adequately anticipate demand, this could interrupt our product manufacturing, increase our cost of revenue associated with expedite fees and air freight and/or result in delays or cancellation of customer orders. If we are unable to deliver products timely to our customers, we may lose customer goodwill or our customers may choose to purchase from other vendors, all of which may have a material negative impact on our revenue and operating results. If we overestimate our product demand, our third-party manufacturers may purchase excess components and build excess inventory, and we could be required to pay for these excess parts or products and their storage costs. For example, as of December 31, 2023, we had inventory deposits totaling $78.1 million. Long lead times for component supply, which have been exacerbated by higher demand for certain components, and demand for our products has and is expected to continue to impact our ability to accurately forecast our production requirements. We may incur liabilities for certain component inventory purchases that have been rendered excess or obsolete, which may have an adverse effect on our gross margin, financial condition and results of operations. For example, during the fourth quarter of 2023, we wrote down excess and obsolete inventory and accrued a liability for components at suppliers primarily related to the wind down of our legacy product family that existed before our shift to an all-platform model.

Cyberattacks or other security incidents that disrupt our operations or compromise data, may expose us to liability, harm our reputation or otherwise adversely affect our business.

We rely on hardware, software, technology infrastructure, data centers, digital networks and online sites and services for both internal and customer-facing operations that are critical to our business, or collectively, IT Systems. In addition, as part of our business operations, we collect, store, process, use and/or disclose information, including sensitive data relating to our business and personal information about individuals such as our employees and our customers' subscribers, or collectively, Confidential Information. We process Confidential Information to operate our business, including in connection with the provision of our cloud services and by relying on our and our providers' IT Systems and data centers, including third-party data centers. We also engage third-party providers to support various internal functions, such as human resources, finance, information technology and electronic communications, as well as the development and delivery of our customer-facing products and cloud services, which includes collecting, handling, processing and/or storage of data on our behalf. These internal and external functions involve an array of software and systems, including cloud-based, that enable us to conduct, monitor and/or protect our business, operations, systems and information technology assets. Our cloud-based solutions enable us to host our customers' subscriber data in third-party data centers.

We face evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error and, as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Threat actors could steal Confidential Information related to our business, products, employees, customers and our customers' subscribers; hold data ransom; and/or disrupt our systems and services or those of our supply chain partners, vendors, customers or others. We expect cybersecurity attacks and security breaches to accelerate in the future, including sophisticated supply chain attacks. As we and our third-party providers continue to increase our reliance on virtual environments and communications systems and cloud-based solutions to support our work-from-anywhere culture and overall business needs, our exposures to third-party vulnerabilities and security risks also increase. Because threat actors are increasingly sophisticated and aggressive, our efforts may be inadequate to prevent, detect or recover from future attacks due, for example, to the increased use by attackers of tools and techniques (including artificial intelligence) that are specifically designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We may also experience security breaches that may remain undetected for an extended period.

We and certain of our third-party providers have been subject to cyberattacks and other security incidents, and we expect such attacks and incidents to continue in varying degrees. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Accordingly, while to date no cybersecurity incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. A cyberattack or incident that affects the confidentiality, integrity or availability of our IT Systems or Confidential Information could result in significant investigative, security and remediation costs, regulatory fines and penalties and/or litigation costs and other liability. Even if we and our third-party providers allocate, implement and manage reasonable security and data protection measures, we could still experience significant data loss, unauthorized data disclosure or a breach of our IT Systems, products or those of our third-party providers (for example, data centers) that materially impact our business. The continued growth of our cloud-based platform and managed services portfolio and increased reliance on third-party development partners and third-party software and cloud-based solutions increases the likely risks arising from security breaches or data loss. Any data loss or compromise of our systems that collect and process personal information (including personal information of our customers' subscribers), or third-party data centers where that personal information is stored, could result in loss of confidence in the security of our offerings and loss of customers or customer goodwill. Further, security incidents could subject us to obligations under privacy and data security laws and regulations around the world (including to notify governmental authorities, regulatory bodies and/or affected individuals), lead to liability given the increasing development of such strict laws and regulations, increase the risk of litigation and governmental or regulatory investigation, require us to notify our customers or other counterparties in relation to such incidents, damage our reputation and adversely affect our business, financial condition, operating results and cash flows. Although we maintain insurance that may apply to cybersecurity risks and liabilities, there can be no guarantee that any or all costs or losses incurred will be partially or fully insured or that we will be able to procure applicable insurance in the future on reasonable terms or at all.

If we do not successfully increase our sales through adoption of our new platform and managed service offerings, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.

We have platform and managed service offerings that are new and early in their life cycles and subject to uncertain market demand. If our customers are unwilling to adopt these new offerings, install our new products or deploy our new services, or if we are unable to achieve market acceptance of our products and platform, our business and financial results may be harmed. Moreover, adoption of our cloud product offerings, such as our Revenue EDGE, is dependent upon the success of our customers in investing, marketing, selling and deploying broader services—including managed services—to their subscribers, and our ability to differentiate our products from competing or substitutive product and service offerings. For example, our managed services include managed Wi-Fi, network security, parental controls and an ecosystem of services from partners, including Arlo, Bark and Servify. However, if subscriber demand for such services does not grow as expected or declines, or our customers are unable or unwilling to invest in our platform to deploy and market these services, demand for our products may not grow at rates as we anticipate.

Changing market and customer requirements may adversely affect the valuation of our inventory as well as our supplier purchase commitments.

Customer demand for our products can change rapidly in response to market and technology developments. We may, from time to time, adjust inventory valuations downward or end of life certain of our products in response to our assessment of our business strategy as well as consideration of demand from our customers for specific products or product lines. We also periodically evaluate our supplier purchase commitments due to extended lead-times as a result of the global pandemic-induced demand pulse and corresponding impact on the supply-chain environment. We record a liability for excess and obsolete components based on our estimated future demand for our products, potential obsolescence of technology and product life cycles. If we fail to accurately plan our inventory levels, which becomes more challenging as component lead times increase, we may have to increase write offs for excess or obsolete inventory, or accrue additional liabilities for component inventory held by our suppliers, both of which could have a material adverse effect on our financial condition and results of operations. For example, during the fourth quarter of 2023, we wrote down obsolete inventory and accrued a liability for components at suppliers, totaling $28.7 million, primarily related to the wind down of our legacy product family that existed before our shift to an all-platform model.

Business and operational risks associated with expanding our international operations could harm our business.

We are subject to business and operational risks associated with our international operations, including our global supply-chain operations, and our international offices located in Nanjing, China and Bangalore, India as well as dependence upon our international sales operations. In addition, we are exposed to risk arising from dependence upon third-party development contractors in India. The risks associated with our international operations also include costs of complying with differing and changing laws and regulatory requirements, tariffs, export quotas, custom duties and other trade restrictions; effects of inflation, currency controls and/or fluctuations in currency exchange rates; limited, inadequate or non-existent IP protection; and uncertainties associated with political conflicts and instabilities, variable economic conditions, terrorist attacks or acts of war. Our development operations and activities in China and India involve these and other significant risks, including: local labor conditions and regulations; knowledge transfer related to our technology and exposure to misappropriation of IP or confidential information, including information that is proprietary to us, our customers and third parties; heightened exposure to changes in the economic, security, political and pandemic conditions; international trade agreements and U.S. tax provisions that could adversely affect our international operations; complexities of managing development timelines and deliverables from abroad; and differences in local business practices and customs that may not align with our expectations and standards.

Along with the foregoing risks, our international sales operations involve risks associated with greater costs and complexity localizing and supporting our products and platform in local markets; evolving privacy regulations, trade regulations, compliance requirements and incremental costs applicable to the qualification, production, sale and delivery of our products; longer collection periods, financial instability and other difficulties impacting collection of accounts receivable in certain jurisdictions; more intense competition including from local equipment suppliers; and our reliance on value added resellers to sell and support our products in international markets given our limited presence and infrastructure outside the U.S. To expand our international operations, we will need to invest resources to attract key talent, build operational infrastructure, execute on our international strategy and drive international market demand for our products. If we invest substantial resources to expand our international operations and are unable to do so successfully and in a timely manner, our financial condition and results of operations may suffer.

If we do not successfully execute our business strategy to increase our sales to new and existing BSPs, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.

Our growth depends upon our ability to increase sales to existing and new service providers of all types and sizes, and the execution of our strategy to increase sales to BSPs involves significant risk. The majority of our revenue is not recurring, and our customers generally have no committed purchase requirements, may cancel orders or cease purchasing our products at any time. If our customers stop purchasing our products for any reason, our business and results of operations would be harmed. If we are unable to increase our sales to new and existing BSPs, our operating results, financial condition, cash flows and long-term growth may be negatively impacted. Our strategy includes investing in regional sales teams and select channel partners to sell to smaller regional BSPs. A large portion of our current sales are to customers with smaller regional networks and limited capital expenditure budgets. The spending patterns of many of these customers are generally less formal than larger service providers and often characterized by small and sporadic purchases, and the potential revenue from any one of these customers is limited. We rely primarily on channel partners, including value added resellers, internationally and for certain U.S. markets. We face fierce competition for business with key channel partners. If we are unable to engage channel partners, we may fail to grow our sales, or our sales may be reduced. Furthermore, we rely on our channel partners to promote and sell our products. The loss of a key channel partner or the failure of our partners to provide adequate services could have a negative effect on customer satisfaction and could cause harm to our business.

Our selling efforts to larger BSPs require substantial investments of technical, marketing and sales resources through lengthy equipment qualification and sales cycles without any assurance of generating sales. We may be required to invest in costly upgrades to meet more stringent performance criteria and interoperability requirements, develop new customer-specific features or adapt our products to meet required standards. We have invested and expect to continue to invest considerable time, effort and expenditures, including investment in product research and development, related to these opportunities without any assurance that our efforts will result in revenue.

The quality of our support and services offerings is important to sustain and increase our sales to new and existing customers. Our services to customers include services to help them deploy our products within their networks. Once our products are deployed within our customers' networks, they depend on our customer success, customer support and research and development organizations to resolve any issues relating to those products. If we do not effectively assist our customers in deploying our products, succeed in helping them quickly resolve post-deployment issues, effectively utilize features or enhancements or provide effective support, it could adversely affect our ability to sell our products to existing customers and harm our reputation with potential new customers. As a result, our failure to maintain high quality support and services could result in the loss of customers, which would harm our business.

We may have difficulty evolving and scaling our business and operations to meet customer and market demand, which could result in lower profitability or cause us to fail to execute on our business strategies.

In order to grow our business, we will need to continually evolve and scale our business and operations to meet customer and market demand. Evolving and scaling our business and operations places increased demands on our management as well as our financial and operational resources to effectively manage organizational change; design scalable processes; accelerate and/or refocus research and development activities; expand our manufacturing, supply chain and distribution capacity; increase our sales and marketing efforts; broaden our customer success, support and services capabilities; maintain or increase operational efficiencies; scale support operations in a cost-effective manner; implement appropriate operational and financial systems; and maintain effective financial disclosure controls and procedures. If we cannot evolve and scale our business and operations effectively, we may not be able to execute our business strategies in a cost-effective manner and our business, financial condition, profitability and results of operations could be adversely affected.

Our business and results of operations have been, and may continue to be, negatively affected by global macroeconomic conditions and supply chain constraints, and the demand for broadband products may not be sustained.

Global macroeconomic, financial and supply chain disruptions have impacted most regions in which we sell our products and services and conduct our business operations. For example, BSPs may not invest in our platform or delay infrastructure improvements due to uncertainty in the global economy. There are no assurances that the demand for our products will remain strong. To the extent we experience a renewed or worsening disruption to our business and operations and other adverse residual impacts of a pandemic or further future disruptions, it could have a material adverse effect on our business, results of operations and financial condition.

Litigation and regulatory proceedings could harm our business or negatively impact our results of operations.

In the ordinary course of business, we are subject to legal claims, litigation and regulatory proceedings related to disputes over commercial, competition, IP, labor and employment and other matters. Regardless of the merits of any such claims, litigation and regulatory proceedings are inherently uncertain, and can be costly, disruptive to our business and operations, harmful to our reputation and distracting to management. In particular, as a technology company, we are subject to IP claims asserting patent, copyright, trademark and/or other infringement claims that are costly to defend and could limit our ability to use some technologies in the future. The risk of such claims is heightened as we expand our products and services and rely on more technologies, including third-party IP rights that we license and incorporate into our products and services. Third parties from whom we license IP may be unable or unwilling to indemnify us for such claims or offer any other remedy to us. Patent infringement claims may be asserted by patent assertion entities and non-practicing entities, or NPEs, that do not conduct business as an operating company and hold and own patents only for the purpose of aggressively pursuing royalties through infringement assertions or patent infringement litigation. Further, in our industry, the number of assertions by NPEs has continued to increase due in part to patent sales by operating companies to NPEs and availability of litigation financing. We have received and expect to continue to receive assertions from NPEs and other third parties alleging that we may be infringing their patents or other IP rights; offering licenses to such IP; and/or threatening litigation. If our products are found to infringe, these claims could also result in the suspension of our ability to import, market and sell our products and services, product shipment delays or requirements to modify our products or enter into costly settlements or licensing agreements. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all. Furthermore, we may additionally be financially responsible for claims made against our customers, including costs of litigation and damages awarded, under indemnity obligations which could further negatively impact our results of operations. Protracted litigation could cause us to incur significant defense costs, which would negatively impact our results of operations.

We have a history of fluctuations in our gross margin and operating results, which can make it difficult to predict our future performance and could cause the market price of our stock to decline.

We have a history of fluctuations in our quarterly and annual gross margin and operating results, including fluctuations due to factors outside of our control. Factors that impact variability of our operating results include our ability to predict our revenue and reduce and control our costs, our ability to predict product functions and features desired by our customers, the impact of global economic conditions, our ability to effectively manage our global supply chain operations, our ability to effectively manage third parties upon whom we depend to conduct our business, our customers' spending patterns and purchasing decisions, the impact of competition, customer adoption of our products, our ability to manage our legal, contractual and regulatory obligations and liabilities and other risk factors identified in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in this "Risk Factors" section. Our gross margin is further impacted by customer, geographic and product mix, the impact of competition on our prices, our ability to manage our costs associated with components and materials, excess and obsolescence, expedite fees and logistics-related activities, contractual commitments and other product costs. Fluctuating results make it difficult to predict our future performance and could cause the market price of our stock to decline. We expect to continue to incur significant expenses and cash outlays as we seek to expand our business and operations and target new customer opportunities. Given our growth objectives and the intense competitive pressures we face, our operating expenses may increase at unexpected levels, and we may be unable to maintain positive operating income. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the market price of our stock would likely decline.

We are exposed to customer credit risks that could adversely affect our operating results and financial condition.

We generally extend credit terms for sales to our customers which exposes us to credit risk. If we are unable to collect our accounts receivable balances as anticipated, our operating results and financial condition will be harmed. A number of factors contribute to this risk, including our ability to adequately assess a customer's creditworthiness and financial condition, changes in a customer's financial condition and/or liquidity, our ability to timely collect our accounts receivable from customers, disagreements with customers on invoiced balances and economic downturns or other unanticipated events impacting a customer's ability to pay. Furthermore, some of our international customers operate in countries with developing economies, volatile financial markets or currency regulations that impact their ability to make payments in U.S. dollars. While we take measures to pursue collections on our accounts receivable, we have from time to time written down accounts receivable and written off doubtful accounts and may need to do so in future periods. The determination of allowances for doubtful accounts involves significant judgment, and if we underestimate our allowance for doubtful accounts, we will have to make further write-downs. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur and could harm our cash flow or our financial condition.

If we lose any of our key personnel, or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends, in large part, on the continued contributions of our key personnel who are highly skilled and would be difficult to replace. Competition for skilled personnel, particularly in software and cloud development and engineering, is intense. We cannot be certain that we will be successful in attracting and retaining qualified personnel, or that newly hired personnel will function effectively, both individually and as a group. If we are unable to effectively recruit, hire and utilize new employees to align with our company objectives, execution of our business strategy and our ability to react to changing market conditions may be impeded, and our business, financial condition and results of operations may suffer. We operate using a "work-from-anywhere" model, and if we do not continue to effectively manage our distributed workforce, we could face challenges maintaining our corporate culture, which could increase attrition or limit our ability to attract personnel. None of our key personnel are bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our key personnel. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

If we experience disruptions with our enterprise resource planning system, we may not be able to effectively transact business or produce financial statements, which would adversely affect our business, results of operations and cash flows.

In January 2020, we migrated our Oracle enterprise resource planning, or ERP, system to Oracle's cloud platform. In 2022, we implemented a software billing application on Salesforce.com. With these implementations, we are highly dependent upon Oracle and Saleforce.com to host, manage and maintain our ERP system and supporting applications. Any disruptions to their business or processes, or delays in their ability to provide services to us, may in turn disrupt our business operations or increase costs. Furthermore, we receive quarterly system updates and enhancements on the cloud platform according to Oracle's release timeline and change management processes, which if not managed properly may disrupt our business operations and delay our ability to process transactions and produce reports necessary to conduct our business. We are highly dependent upon our ERP system for critical business functions, including order processing and management, supply chain and procurement operations, financial planning, accounting and reporting; accordingly, protracted disruption in functionality or processing capabilities of the ERP system could materially impair our ability to process transactions timely or produce accurate financial statements on a timely basis. If our systems suffer prolonged interruption, our results of operations and cash flows would be adversely affected.

Risks Related to Our Products

Our products are highly technical and may contain undetected hardware or software defects or software bugs, which could harm our reputation and adversely affect our business.

Our products, including our platform (cloud, software and systems) and managed services, are highly technical and, when deployed, are critical to the operation of many networks. Our products have contained and are subject to defects, bugs or security vulnerabilities, which risks may be exacerbated as we continue to expand our cloud and software portfolio and include services from third-party partners. Some defects in our products may only be discovered after a product has been installed and used by customers and may in some cases only be detected under certain circumstances or after extended use. Any errors, bugs, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty and retrofit costs, any of which could adversely affect our business, operating results and financial condition. In addition, we are subject to claims for security and data breach, product liability, tort or breach of warranty. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

If we are unable to ensure that our products interoperate properly and as required within our customers' networks, our business will be harmed.

Our products must interoperate with our customers' existing and planned networks, which often have varied and complex specifications, utilize multiple protocol standards, include software applications and customizations and products from multiple vendors and contain multiple generations of products that have been added over time. As a result, we must continually ensure that our products interoperate properly with these existing and planned networks. To meet these requirements, we must undertake development efforts, including test protocols, that require substantial capital investment and employee resources. We may not accomplish these development goals quickly or cost-effectively, if at all. If we fail to maintain interoperability, we may face substantially reduced demand for our products, which would reduce our revenue opportunities and market share. We rely upon interoperability arrangements with equipment and software vendors for the use or integration of their technology with our products. If these relationships fail, we may have to devote substantially more resources to developing alternative products and processes and our efforts may not be as effective as the combined solutions under our current arrangements. In some cases, these other vendors are either direct competitors or companies that have extensive relationships with our existing and potential customers and influence the purchasing decisions of those customers. Some of our competitors have stronger relationships with some of our interoperability partners, and as a result, our ability to have successful interoperability arrangements with these companies may be harmed, which in turn may harm our ability to successfully sell and market our products.

Our estimates regarding warranty or product obligations are highly subjective. If our estimates change, the liability for warranty or product obligations may be increased, impacting future cost of revenue.

Our products are highly complex, and our product testing may not be adequate to detect all defects, errors, failures and quality issues. Accordingly, our estimates regarding future warranty or product obligations are highly subjective, and if our estimates change, the liability for warranty or product obligations may be increased, impacting future cost of revenue. Quality or performance problems for products covered under warranty could adversely impact our reputation and negatively affect our operating results and financial position. The development and production of new products with high complexity often involves problems with software, components and manufacturing methods. Any significant warranty or other product obligations due to reliability or quality issues arising from defects in software, faulty components or improper manufacturing methods could negatively impact our operating results and financial position due to costs associated with fixing software or hardware defects; high service and warranty expenses; high inventory obsolescence expense; delays in collecting accounts receivable; payment of liquidated damages for performance failures; and loss of customer goodwill and future sales.

Our business and operations depend on proprietary technologies, and our financial performance may suffer if we cannot protect and enforce our IP rights.

Our success and ability to compete depend on proprietary technology. We rely significantly upon patent, copyright, trademark, trade secret and other IP laws, IP registration rights and agreements with our employees, customers, partners, suppliers and other parties, to establish and maintain IP rights necessary for our business and operations. U.S. IP laws afford us only limited protection, and the laws of some foreign countries do not protect proprietary rights to the same extent or at all. Our patent applications may not result in issued patents, and our issued patents may not be enforceable. Our IP rights could be challenged, invalidated, infringed or circumvented, any of which could impair or harm our business and operations and be costly to defend. Our failure to adequately protect our IP rights could result in our competitors offering similar products, resulting in the loss of our competitive advantage and decreased sales.

We and our third-party providers may be unable to adequately prevent unauthorized third-party copying or use of our IP. For example, contractual provisions protecting our IP are subject to breach, and our IP is subject to reverse engineering and unlawful distribution. It may become more difficult to adequately protect our IP as we expand our reliance on third parties for the design, development and/or manufacture of our products. In addition, we may become subject to increased risks arising from or related to security breaches, data loss or theft of our data or our IP, and have greater difficulty protecting our IP as our work-from-anywhere workforce and work product become more distributed. Policing the unauthorized use and distribution of our IP is difficult and costly. Litigation, which could result in substantial costs, diversion of resources and harm to our business, may be necessary to enforce our IP rights, protect our trade secrets or determine the validity and scope of proprietary rights.

If we are unable to obtain third-party technology licenses needed for our products and platform solutions, our business and operations will be impaired, and our operating results could be adversely affected.

We increasingly rely on technology licensed from third parties for our products and platform solutions. We may not be able to secure or maintain necessary technology licenses from these third parties on commercially reasonable terms or at all. Third parties may also choose to not renew licenses with us, demand unreasonable license fees or cease to offer technologies that we require. The inability to obtain necessary third-party licenses or to secure reasonable license terms at a cost acceptable to us could harm the competitiveness of our products and solutions, result in lost revenue and adversely affect our operating results. For example, we may be forced to forego product features or platform offerings, including features and offerings we believe are critical to our strategy, accept substitute technology of lower quality or performance standards or incur higher costs, or the time-to-market of our products or product features could be delayed. Furthermore, our ability to utilize third-party technology may be disrupted by disputes over IP rights, including claims of IP infringement, which could prevent us from offering or selling the products that utilize the disputed technology and adversely affect our operating results.

Our use of open-source software could impose limitations on our ability to commercialize our products.

We incorporate open-source software into our products. The terms of many open-source software licenses have not been interpreted by the courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to sell our products. In such event, we could be required to make our proprietary software generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could adversely affect our revenue and operating expenses.

Macroeconomic and Industry Risks

Adverse global economic, market and industry conditions, geopolitical issues and other conditions that impact our increasingly global operations could have a negative effect on our business, results of operations and financial condition and liquidity.

As a global company, our performance is affected by global economic, market and industry conditions as well as geopolitical issues and other conditions with global reach. In recent years, concerns about the global economic outlook, inflation and increased interest rates have adversely affected market and business conditions in general. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast revenue, gross margin and operating expenses. Further, bank failures and other adverse developments that affect financial institutions, transactional counterparties, or other third parties, or concerns or rumors about these events, have led to market-wide liquidity problems.

Geopolitical issues, such as the Russian invasion of Ukraine, armed conflict in the Middle East, relations between the U.S. and China, tariff and trade policy changes, and increasing potential of conflict involving countries in Asia that are critical to our supply-chain operations, such as Taiwan and China, have resulted in increasing global tensions and create uncertainty for global commerce. In addition, inflation in the United States has affected businesses across many industries, including ours, by increasing the costs of labor, employee healthcare, components and freight and shipping, which may further constrain our customers' or prospective customers' budgets. To the extent there is a sustained general economic downturn, and our platform and services are perceived by customers or potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in spending. Sustained or worsening of global economic conditions and geopolitical issues may increase our cost of doing business, materially disrupt our supply chain operations, cause our customers to reduce or delay spending and intensify pricing pressures. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, demand for our products, and our business, financial condition and results of operations, could be adversely affected.

We face intense competition that could reduce our revenue and adversely affect our financial results.

The market for our products is highly competitive, and we expect competition from both established and new companies to increase. Our ability to compete successfully depends on a number of factors, including our ability to successfully develop new products and solutions that anticipate BSP and market requirements and changes in technology and industry standards; BSP acceptance and adoption of our products and solutions; our ability to differentiate our products from our competitors' offerings based on performance, features, cost-effectiveness or other factors; our product capabilities to meet customer network requirements and preferences; and our success in marketing and selling our products and platform solutions.

Many of our current or potential competitors have longer operating histories, greater name recognition, broader product lines, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do and are better positioned to acquire and offer complementary products and services. As the broadband access equipment market has undergone and continues to undergo consolidation, our competitors have merged, grown and been able to offer more comprehensive solutions than they individually had offered. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features, because the products that we and our competitors offer require a substantial investment of time and funds to qualify and install. The demand on network capacity due to remote workforces may attract new market entrants with competitive or substitutive products, which may lead to increased sales cycles, cause pricing pressure and impact adoption of our platform due to the broader availability of product offerings. Some of our competitors may offer substantial discounts or rebates to win or retain customers. If we are forced to reduce prices to retain existing customers or win new customers, we may be unable to sustain gross margin at desired levels or profitability. Competitive pressures could result in increased pricing pressure, reduced profit margin, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which could reduce our revenue and adversely affect our financial results.

Historically, our customer base has been concentrated, and the loss of any of our key customers may adversely impact our revenue and results of operations, and any delays in payment by a key customer could negatively impact our cash flows and working capital.

Although we have not had a greater-than-10%-of-revenue customer in the past three years, a large portion of our sales has been, and in the future may be, to a limited number of customers. Changes in the BSP market, such as financial difficulties, spending cuts or corporate consolidations that impact purchasing decisions by these customers have and may again negatively impact our revenue, and as a result, revenue from such customers may remain flat or decline. There are no assurances that the demand for our products will remain strong from our key customers, and any decrease or delay in purchases of any of our key customers, particularly if prolonged or sustained, or our inability to grow our sales with them, may have a material negative impact on our revenue and results of operations. As of December 31, 2023, two customers accounted for 19% and 14% of accounts receivable.

In addition, some larger customers may demand discounts and rebates or desire to purchase their access systems and software from multiple providers. As a result of these factors, our future revenue opportunities may be limited, and we may face pricing pressures, which in turn could adversely impact our gross margin and our profitability. The loss of, reduction in, or pricing discounts associated with orders from any larger customer could significantly reduce our revenue and harm our business. Furthermore, delays in payment and/or extended payment terms from any of our larger customers could have a material negative impact on our cash flows and working capital to support our business operations.

Our industry is characterized by rapid technological advancements, and if we fail to develop new products or enhancements that meet changing BSP requirements, we could experience lower sales.

Our industry is characterized by rapid technological change, changing needs of BSPs, evolving industry standards and frequent introductions of new products and platform offerings. We invest significant amounts to pursue innovative technologies that we believe will be adopted by BSPs. For example, we have invested and plan to continue to invest resources in our platform offerings. In addition, on an ongoing basis, we expect to reposition our product and service offerings and introduce new offerings as we encounter rapidly changing BSP requirements and increasing competitive pressures. If we cannot increase sales of our new platform and services, keep pace with rapid technological developments to meet customer needs and compete with evolving standards or if the technologies we choose to invest in fail to meet customer needs or are not adopted by customers in the timeframes that we expect, our financial condition and results of operations would be adversely affected.

Developing our products is complex and involves uncertainties, including pricing risks for key materials, component shortages and limited suppliers. We may experience design, manufacturing, software development quality, support, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. If we fail to meet our development targets, demand for our products will decline. If we are unable to anticipate and develop new products or enhancements to our existing products on a timely and cost-effective basis, our products may become technologically obsolete more rapidly than anticipated over time, resulting in lower sales which would harm our business. Furthermore, the introduction of new or enhanced products also requires that we manage the transition from older products in accordance with customer requirements. If we fail to maintain compatibility requirements in our customers' networks, demand for our products would decline, which would reduce our revenue opportunities and market share.

We use third-party development partners both for their key skills and to augment our employee developers. Using third-party development partners for our broadband platform and managed services allow us to accelerate development and leverage the third parties' expertise, but increases our risks due to reduced direct control over the third party's work. This product development approach may cause unforeseen issues in product design, as well as challenges arising from integration and support of third-party features in our products. In addition, our revenue based on the third parties' product development work may take several years to cover our out-of-pocket expenses, if ever.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts often involve educating BSPs about the use and benefits of our platform (cloud, software and systems) and managed services. BSPs typically undertake a significant evaluation process, which frequently involves not only our platform and managed services, but also those of our competitors and results in a lengthy sales cycle. Sales cycles for larger customers are relatively longer and require considerably more time and expense. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. The timing of revenue related to sales of products and services that have installation requirements may be difficult to predict due to interdependencies that may be beyond our control, such as BSP testing and turn-up protocols or other vendors' products, services or installations of equipment upon which our products and services rely. Such delays may result in fluctuations in our quarterly revenue. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, we may not achieve our revenue forecasts, and our financial results would be adversely affected.

Our business depends upon the capital spending patterns and decisions of BSPs, and any decrease or delay in capital spending by BSPs due to the timing and availability of capital and other causes would reduce our revenue and harm our business.

Demand for our products depends on the magnitude and timing of capital spending by BSPs as they construct, expand, upgrade and maintain their access networks as well as BSPs' adoption of our platform and managed services. Capital spending is cyclical in our industry, sporadic among individual BSPs and can change on short notice, which gives us little visibility into changes in spending behavior in any particular quarter. Capital spending for network infrastructure projects could be delayed or canceled in response to factors outside our control, such as reduced consumer spending, challenging capital markets or declining liquidity trends. BSP spending is also affected by reductions in budgets, including as a result of a general economic downturn, delays in purchasing cycles, access to government funding programs or capital markets, and seasonality and delays in capital allocation decisions. Historically, our customers may spend less or have less deployments in the first quarter due to pending annual budgets or, in certain regions, due to weather conditions that inhibit outside fiber deployment, resulting in weaker demand for our products in the first quarter. Softness in demand in any of our customer markets, including due to macroeconomic conditions beyond our control or uncertainties associated with regulatory reforms, has and could in the future lead to unexpected decline or slowdown in customer capital expenditures. Further, BSPs may pursue capital investment in network technologies other than those offered by us or may choose not to adopt our products and platform solutions in their networks. Reductions in capital expenditures by BSPs would have a material negative impact on our revenue and results of operations and slow our rate of revenue growth. As a consequence, our results for a particular period may be difficult to predict, and our prior results are not necessarily indicative of results in future periods.

Government-sponsored programs and U.S. federal government shutdowns could impact the timing and buying patterns of BSPs, which may cause fluctuations in our operating results.

We sell to BSPs, including U.S.-based IOCs, which rely significantly upon interstate and intrastate access charges and federal and state subsidies in the form of grants and other funding, such as the Federal Communications Commission's, or FCC's, Rural Digital Opportunity Fund, the CARES Act, Enhanced Alternative Connect America Cost Model, or the American Rescue Plan Act. The FCC and some states may change such payments and subsidies, which could reduce IOC revenue. Furthermore, many IOCs use or expect to use government-supported loan programs or grants, such as U.S. Department of Agriculture's Rural Utility Service or the U.S. Department of Commerce National Telecommunications and Information Administration's, or NTIA's, Broadband Equity, Access and Deployment, or BEAD, Program loans and grants, to finance capital spending. These government-supported loan programs and grants generally include conditions such as deployment criteria, domestic preference provisions and other requirements that apply to the project and selected equipment as conditions for funding. For example, the U.S. government recently passed The Infrastructure Investment Jobs Act, which charged the NTIA with establishing the BEAD Program and ensuring that BEAD-funded infrastructure projects comply with the Buy America Domestic Content Procurement Preference, or Buy America Preference, of the Build America, Buy America Act, or BABA. In accordance with BABA, the U.S. Department of Commerce has proposed to issue a limited, general applicability, nonavailability waiver of the Buy America Preference to recipients of Federal financial assistance under the NTIA's BEAD Program. Changes to the terms or administration of these programs, including uncertainty from government and administrative change, increasing focus on domestic requirements by the U.S. that may require re-assessment of compliance, potential funding limitations that impact our ability to meet program requirements or delays due to U.S. federal government shutdowns could reduce the ability of IOCs to access capital or secure funding under these programs to purchase our products and services and thus reduce our revenue opportunities. In addition, compliance with these requirements may significantly increase our record-keeping, accounting and production costs. As a result of these risks, the domestic content requirements may have a material adverse impact on our U.S. sales, business and results of operations. Customers may curtail purchases if they receive less funding than planned, are negatively impacted by federal government shutdowns or changes in government regulations and subsidies, or as funding winds down, any of which could have an adverse effect on our operating results and financial condition.

Government and Regulatory Risks

Actual or perceived failure to comply with applicable data privacy and security laws, regulations and standards could impact our business, operations, and expose us to increased liability.

Government authorities in the United States and around the world have implemented and are continuing to implement broader and more stringent laws and regulations concerning data protection. The interpretation and application of these data protection laws and regulations are often uncertain and changing, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our data practices.

For example, in the U.S., certain states have adopted privacy and security laws and regulations which govern the privacy, processing and protection of personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, or CCPA, went into effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that has increased the likelihood of, and risks associated with data breach litigation. Further, the California Privacy Rights Act, or CPRA, generally went into effect on January 1, 2023, and significantly amends the CCPA. It imposes additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. Additional compliance investment and potential business process changes may also be required. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. Most of the new or proposed laws include restrictions on processing consumer information for targeted advertising, which could negatively affect our marketing cloud products. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

In the event that we are subject to or affected by the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the Federal Trade Commission, or FTC, and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

The General Data Protection Regulation, or EU GDPR, adopted by the European Union, or EU, and the UK General Data Protection Regulation, or UK GDPR, adopted by the United Kingdom, or UK, (the EU GDPR and UK GDPR hereinafter referred to as the GDPR) and national data protection supplementing laws in these jurisdictions impose specific duties and requirements upon companies that are subject to their provisions and collect, process or control personal data of individuals, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Although we currently do not have material operations or business in the EU or the UK, we are in the process of expanding in these jurisdictions, and we have incurred and will continue to incur substantial costs in this respect. Furthermore, the GDPR imposes significant penalties for noncompliance which can amount to €20 million (for the EU GDPR) or £17.5 million (for the UK GDPR), or in the case of an undertaking, up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher; thus, any non-compliance with the GDPR could result in a material adverse effect on our business, financial condition and results of operations.

The EU GDPR and UK GDPR regulate cross-border transfers of personal data out of the European Economic Area, or the EEA, and the UK. Case law from the Court of Justice of the European Union, or the CJEU, held that transfers must be assessed on a case-by-case basis and reliance on standard contractual clauses (a standard form of contract approved by the European Commission as an adequate mechanism for personal data transfers) may not be sufficient in all circumstances. On October 7, 2022, President Biden signed an Executive Order on Enhancing Safeguards for United States Intelligence Activities. This introduced new binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and formed the basis of the new EU-US Data Privacy Framework, or DPF, which was released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering it effective as an EU GDPR transfer mechanism to U.S. entities self-certified under the DPF; further, on October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. We currently rely on the standard contractual clauses and the UK International Data Transfer Agreement (or Addendum) to transfer personal data outside the EEA and the UK respectively, including to the U.S. The data transfers enforcement landscape and the DPF's longer term stability remain uncertain and we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. As the regulatory guidance and enforcement landscape in relation to data transfers further develops, our business, operations and financial condition could be adversely affected. Our current contracts may not be sufficient, and we could suffer additional costs, complaints and/or regulatory investigations or fines. We may also have to stop using certain tools and vendors and make other operational changes. We have had to and will have to implement standard contractual clauses and/or the UK equivalent mechanism for intragroup, customer and vendor arrangements. Further, our customers may not use our services in a manner that is compliant with applicable data privacy laws and regulations and our services may not be competitive in certain markets.

We and/or our customers are also subject to evolving EU and UK privacy laws on cookies, tracking technologies, e-marketing and electronic communications. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of marketing activities conducted on behalf of our customers, divert the attention of our technology personnel, adversely affect our margins, and subject us to additional liabilities. In addition, new security regulations, such as the EU's Network and Information Security 2 Directive (NIS2) and the UK's Telecommunications (Security) Act 2021 together with its implementing regulations impose further security obligations, including on electronic communications networks and services. We may be required to implement (and contractually commit to) additional security measures to remain a competitive vendor, as customers will need to ensure their vendors are able to meet the obligations that they are themselves subject to, or customers may choose different vendors due to our security measures. This could result in additional costs and require operational changes which could adversely affect our business, operations and financial condition.

In light of the complex and evolving nature of EU, EU Member State and UK privacy and security laws, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of technologies and/or our processing activities, enforcement notices and assessment notices (for a compulsory audit), as well as lead to civil claims including class actions, and reputational damage.

Complying with new and changing laws could cause us to incur substantial costs in order to market and sell our cloud-based solutions in the U.S. and internationally, deter customers from adopting our cloud-based solutions or require us to redesign our platform in order to meet customer requirements related to such laws. Regulatory actions or claims involving our practices in the collection, storage, processing, use or disclosure of consumer information or other personal data, even if unfounded, could damage our reputation and adversely affect our operating results. The failure or perceived failure to comply may result in government or civil proceedings or actions against us, or could cause us to lose customers, which could have an adverse effect on our business.

If we fail to comply with evolving industry standards, sales of our products would be adversely affected.

Our products are subject to a significant number of domestic and international standards, which evolve as new technologies are developed and deployed. As we expand into new global markets, we are likely to encounter additional standards. Our products must comply with these standards in order to be widely marketable. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed or sold in new markets or to new customers. For example, our ability to maintain Operations System Modification for Intelligent Network Elements certification for our products will affect our ongoing ability to continue to sell our products to large BSPs. In addition, our ability to expand our international operations may be limited by standards in countries or may require us to redesign our products or develop new products to meet local standards. We may not be able to design our products to comply with local requirements, which would impede or prevent our ability to grow our business in those locations. Moreover, as we expand our business and operations globally, we must increase investments to maintain compliance with evolving standards across all of our markets. The costs of complying with evolving standards or failure to obtain timely authorizations or certification could prevent us from selling our products where these standards or regulations apply, which would result in lower revenue and lost market share.

Our failure or the failure of our manufacturers to comply with environmental and other legal regulations could adversely impact our results of operations.

The manufacture, assembly and testing of our products may require the use and disposal of hazardous materials that are subject to environmental, health and safety regulations, or materials subject to laws restricting the use of conflict minerals. We substantially depend upon our third-party manufacturers to comply with these requirements. Any failure by us or our third-party manufacturers to comply with these requirements could result in regulatory penalties, legal claims or disruption of production of our products. In addition, any failure to properly manage the use, transportation, emission, discharge, storage, recycling or disposal of hazardous materials could subject us to increased costs or liabilities. Existing and future environmental regulations and other legal requirements may restrict our use of certain materials to manufacture, assemble and test products. Any of these consequences could adversely impact our results of operations by increasing our expenses and/or requiring us to alter our manufacturing processes.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in additional international markets.

Our products are subject to U.S. export and trade controls and restrictions. International shipments of certain of our products may require export licenses or are subject to additional export requirements. In addition, the import laws of other countries may limit our ability to distribute our products, or our customers' ability to buy and use our products, in those countries. Changes in our products or changes in export and import regulations or duties may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations, duties or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could negatively impact our ability to sell, profitably or at all, our products to existing or potential international customers.

Regulatory and physical impacts of climate change and other natural events may affect our customers and our manufacturers, resulting in adverse effects on our operating results.

As emissions of greenhouse gases continue to alter the composition of the atmosphere, affecting large-scale weather patterns and the global climate, any new regulation of greenhouse gas emissions may result in additional costs to our customers and our manufacturers. In addition, the physical impacts of climate change and other natural events, including changes in weather patterns, drought, rising ocean and temperature levels, earthquakes and tsunamis may impact our customers, suppliers and manufacturers and our operations. These potential physical effects may adversely affect our revenue, costs, production and delivery schedules, and cause harm to our results of operations and financial condition.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

Many of our customers are subject to state and federal regulation of their businesses, and adoption of regulations that affect providers of broadband Internet access services could impede the penetration of our customers into certain markets. For example, the FCC has jurisdiction over many of our U.S. customers, and FCC regulatory policies that create disincentives for investment in access network infrastructure or impact the competitive environment in which our customers operate may harm our business. Moreover, various international regulatory bodies have jurisdiction over certain of our customers outside the U.S. Changes in any of these standards, laws and regulations, or judgments in favor of plaintiffs in lawsuits against BSPs based on changed standards, laws and regulations could adversely affect the development of broadband networks and services. This, in turn, could directly or indirectly adversely impact the industries in which our customers operate.

Risks Related to Ownership of Our Common Stock and Other Risks

Our stock price may continue to be volatile, and the value of an investment in our common stock may decline.

The trading price of our common stock has been, and is likely to continue to be, volatile, which means that it could decline substantially within a short period of time and could fluctuate widely in response to various factors, some of which are beyond our control. These factors include those discussed above and others such as quarterly variations in our results of operations or those of our competitors; failure to meet any guidance that we have previously provided regarding our anticipated results; changes in earnings estimates or recommendations by securities analysts; failure to meet securities analysts' estimates; announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments; developments with respect to IP rights; our ability to develop and market new and enhanced products on a timely basis; our commencement of, or involvement in, litigation and developments relating to such litigation; changes in governmental regulations; and a slowdown in the communications industry or the general economy.

The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price and volatility of our common stock, regardless of our actual operating performance. Historically, following periods of volatility in the market price of a company's securities, there is increased risk that stockholders may initiate securities class action litigation against the company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of our management and Board of Directors.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management or our Board of Directors. These provisions include: (1) a classified Board of Directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our Board of Directors; (2) no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; (3) the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors; (4) the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; (5) a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; (6) the requirement that a special meeting of stockholders may be called only by the chairman of the Board of Directors, the chief executive officer or the Board of Directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and (7) advance notice procedures that stockholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us. We are also subject to certain anti-takeover provisions under Delaware law, which prohibits a corporation, in general, from engaging in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Board of Directors has approved the transaction.

We may need additional capital in the future to finance our business.

While our working capital needs to support our business operations and growth have been funded from operating cash flows in the near term, we may need additional capital if our current plans and assumptions change. If our financial position deteriorates, we may not be able to secure a source of financing to support our working capital needs on acceptable terms or at all. If future financings involve the issuance of equity securities, our then-existing stockholders will suffer dilution. If we raise debt financing, we may be subject to restrictive covenants that limit our ability to conduct our business. If we are unable to sustain positive operating income and cash flows from operations, our liquidity, results of operations and financial condition may be adversely affected. Furthermore, if we are unable to generate sufficient cash flows to support our operational needs, we may need to cease our common stock repurchase program or seek additional sources of liquidity, including borrowings, to support our working capital needs, even if we believe we have generated sufficient cash flows to support our operational needs. There is no assurance that any other sources of liquidity may be available to us on acceptable terms or at all. If we are unable to generate sufficient cash flows or obtain other sources of liquidity, we will be forced to limit our development activities, reduce our investment in growth initiatives and institute cost-cutting measures, all of which would adversely impact our business and growth.

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay a cash dividend on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, our stockholders are not likely to receive any dividends on our common stock for the foreseeable future.

Our failure to adequately address and resolve risks and uncertainties associated with acquisitions could have a material adverse impact on our financial condition and results of operations.

We may acquire businesses, products or technologies to expand our product offerings and capabilities, customer base and business. We have evaluated and expect to continue to evaluate a wide array of potential strategic transactions. Such investments may involve significant risks and uncertainties, including distraction of management from current operations, unanticipated costs, and legal and regulatory challenges, all of which could have a material adverse impact on our financial condition and results of operations. In addition, the anticipated benefit of any acquisition may never materialize or the process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures.

We cannot guarantee that our stock repurchase program will be utilized to the full value approved or that it will enhance long-term stockholder value. Repurchases we consummate could increase the volatility of the price of our common stock and could have a negative impact on our available cash balance.

We have a common stock repurchase program of which $113.6 million was available as of December 31, 2023. Under the repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases will depend on prevailing stock prices, general economic and market conditions, and other considerations consistent with our capital allocation strategy. Stock repurchases could have an impact on our common stock trading prices, increase the volatility of the price of our common stock, or reduce our available cash balance such that we will be required to seek financing to support our operations. The repurchase program does not obligate us to acquire a particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion, which may result in a decrease in the trading prices of our common stock. Even if our share repurchase program is fully implemented, it may not enhance long-term stockholder value.

General Risks

As a public company, we are subject to significant accounting, legal and regulatory requirements; our failure to comply with these requirements may adversely affect our operating results and financial condition.

We are subject to significant accounting, legal and regulatory requirements, including requirements and rules under the Sarbanes-Oxley Act, or SOX, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, among other rules and regulations implemented by the SEC, as well as listing requirements of the New York Stock Exchange, or NYSE. We incur significant accounting, legal and other expenses and must invest substantial time and resources to comply with public company reporting and compliance requirements, including costs to ensure we have adequate internal controls over accounting and financial reporting, proper documentation and testing procedures among other requirements. We cannot be certain that the actions we have taken to implement internal controls over financial reporting will be sufficient. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement, particularly as we enhance, automate and improve functionality of our processes and internal applications. New laws and regulations as well as changes to existing laws and regulations affecting public companies would likely result in increased costs to us as we respond to their requirements. We continue to invest resources to comply with evolving laws and regulations, and this investment may result in increased general and administrative expense.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results and our stock price.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. If we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework, or NIST CSF, and the MITRE ATT&CK® Framework. This does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF and the MITRE ATT&CK® as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key aspects of our cybersecurity risk management program include the following:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls and processes;

- cybersecurity awareness training of our employees, incident response personnel and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for key service providers, suppliers and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations or financial condition. We face risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 1A "Risk Factors – Cyberattacks or other security incidents that disrupt our operations or compromise data, may expose us to liability, harm our reputation or otherwise adversely affect our business."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Cybersecurity Committee (the "Committee") since its formation in 2017 oversight of business continuity, cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any significant cybersecurity incidents.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our management team, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our Chief Commercial Operations Officer and Chief Product Officer are primarily responsible for assessing and managing our material risks from cybersecurity threats and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants. They stay informed about and monitory the prevention, detection, mitigation and remediation of key cybersecurity risks and incidents through various means, which may include briefings with internal and external security team members, threat intelligence and other information obtained from public or private sources and alerts and reports produced by security tools deployed in the IT environment.

Our cybersecurity management team includes our corporate vice president of information technology, who leads the operational teams responsible for enterprise security, data governance and enterprise incident response, and global operations, and our senior vice president of cloud and engineering operations, who leads the operational teams responsible for product and cloud security, data governance and product security incident response. Our operational cybersecurity teams are comprised of members with decades of collective experience in IT security systems, tooling, operations, and governance, and hold various IT security industry certifications and have received specialized cybersecurity training.

ITEM 2.   **Properties**

We currently lease our corporate headquarters in San Jose, California. In addition to our headquarters site, we lease additional office space in China, India and the United States. We believe that our facilities are in good condition and are generally suitable to meet our needs for the foreseeable future. We believe that prior to expiration of our current office space leases that we can renew or obtain suitable lease space on commercially reasonable terms for our business needs. In addition, we may continue to seek additional space as needed, and we believe this space will be available on commercially reasonable terms.

ITEM 3.   **Legal Proceedings**

From time to time, we are involved in various legal proceedings arising from the normal course of business. We are not currently a party to any legal proceedings that, if determined adversely to us, in our opinion, are currently expected to individually or in the aggregate have a material adverse effect on our business, operating results or financial condition taken as a whole.

ITEM 4.   **Mine Safety Disclosures**

Not applicable.

ITEM 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Comparative Stock Prices

Our common stock has been trading on the New York Stock Exchange, under the trading symbol "CALX" since our initial public offering on March 24, 2010. Prior to this time, there was no public market for our common stock.

Number of Common Stockholders

As of February 9, 2024, the approximate number of holders of our common stock was 1,151 (not including beneficial owners of stock held in street name).

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item is incorporated by reference to our 2023 Annual Report to Stockholders, which includes our definitive Proxy Statement for our 2024 Annual Meeting of Stockholders.

Dividends

We have never declared or paid a cash dividend on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We maintain a common stock repurchase program. In November 2023, our Board of Directors authorized a $100 million increase to this program. Our repurchase activity for the three months ended December 31, 2023 was as follows (in thousands, except per share amounts):

	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	485	$ 35.07	485	$ 40,587
November 1 to November 30	772	34.96	772	113,603
December 1 to December 31	—	—	—	113,603
	1,257		1,257	

Performance Graph

The following graph shows a comparison of the cumulative total stockholder return on our common stock with the cumulative total returns of the NYSE Composite Index, Russell 2000 Index and the S&P 500 Communications Equipment Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes during the last five fiscal years ended December 31, 2023. Data for the Russell 2000 Index and S&P 500 Communications Equipment assume reinvestment of dividends. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2023

Legend: Calix, Inc. — NYSE Composite Index — Russell 2000 — S&P 500 Communications Equipment

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Calix, Inc. under the Securities Act of 1933, as amended.

ITEM 6.   **[Reserved]**

ITEM 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate and the beliefs and assumptions of our management. In some cases, forward-looking statements can be identified by the use of words such as "believe," "could," "expect," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "predict," "will," "would," "project," "potential," or the negative thereof or other comparable terminology. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business and industry and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified in the Risk Factors discussed in Item 1A, in the discussion below, as well as in other sections of this Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

Overview

We develop, market and sell our platform (cloud, software and systems) and managed services that enable service providers of all types and sizes to innovate and transform their businesses. For our customers to successfully transform their businesses into the innovative BSPs of the future, they require actionable data for critical business functions such as network operations, customer support and marketing. However, this data is often trapped in disparate systems or departmental silos. Our platform, which includes Calix Cloud, Revenue EDGE and Intelligent Access EDGE, gathers, analyzes and applies machine learning to deliver real-time insights seamlessly to each key business function. Our customers utilize these insights to simplify network operations, marketing and customer support and deliver a growing portfolio of SmartLife managed services and experiences that excite their subscribers. This enables BSPs to grow their brand through increased subscriber acquisition, loyalty and revenue and to reduce their operating costs, creating value for their businesses and the communities they serve.

We market our platform and managed services to communication service providers globally through our direct sales force as well as select resellers. Our customers range from smaller, regional service providers to some of the world's largest service

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providers. Customers are defined into small (less than 250,000 subscribers), medium (250,000 to 2.5 million subscribers) or large (greater than 2.5 million subscribers). We have approximately 1,600 active customers that have deployed passive optical, Active Ethernet or point-to-point Ethernet fiber access networks or our subscriber premise systems.

Our revenue and potential revenue growth will depend on our ability to develop, market and sell our platform and managed services to strategically aligned customers of all types such as WISPs, fiber overbuilders, cable MSOs, municipalities and electric cooperatives in the United States and internationally. Our growth is also highly dependent on the speed and willingness of customers to adopt our platform and managed services.

Revenue fluctuations result from many factors, including, but not limited to: increases or decreases in customer orders for our products and services, market, financial or other factors that may delay or materially impact customer purchasing decisions, non-availability of products due to supply chain challenges, including component and labor shortages and increasing lead times as well as disruptions as a result of pandemics or natural disasters, contractual terms with customers that result in delayed revenue recognition and varying budget cycles and seasonal buying patterns of our customers. More specifically, our customers have in the past spent less in the first quarter as they are finalizing their annual budgets, and in certain regions, customers are challenged by winter weather conditions that inhibit fiber deployment in outside infrastructure. In recent years, as our revenue from our large customers decreased, we have experienced less year-end volatility due to capital budgetary spending or freezing. This, combined with an increase in recurring revenue, has resulted in smaller seasonal fluctuations, and we expect this trend to continue. Our revenue is also dependent upon our customers' success in growing their subscribers, timing of purchases, capital expenditure plans and decisions to upgrade their networks or adopt new technologies, including adoption of our software and cloud platform solutions, as well as our ability to grow our customer base.

Cost of revenue is strongly correlated to revenue and tends to fluctuate due to all of the above factors that may cause revenue fluctuations. Factors that have impacted our cost of revenue, or that we expect may impact cost of revenue in future periods, also include: changes in the mix of products delivered, customer location and regional mix, changes in the cost of our inventory, investments to support expansion of cloud and customer support offerings as well as our customer success organization, changes in product warranty, incurrence of retrofit costs, amortization of intangibles, support fees for silicon-related development work for our products, changes in trade policies, allowances for obligations to our suppliers and inventory write-downs. In addition, we periodically elect to ship by air versus by ocean in order to meet delivery commitments to our customers, which is more costly. Cost of revenue also includes fixed expenses related to our internal operations, which could increase our cost of revenue as a percentage of revenue if our revenue declines.

Our gross profit and gross margin fluctuate based on timing of factors such as changes in customer mix and changes in the mix of products demanded and sold (and any related write-downs of existing inventory or accrual for supplier commitments) and have in the past been and may be negatively impacted by increases in mix of revenue from channel sales rather than direct sales or other unfavorable customer or product mix, shipment volumes and any related volume discounts, changes in our product and services costs, pricing decreases or discounts, new product introductions or upgrades to existing products, customer rebates and incentive programs due to competitive pressure or materials shortages, supply constraints, investments to support expansion of cloud and customer support offerings, tariffs or unfavorable changes in trade policies.

Our operating expenses fluctuate based on the following factors among others: changes in headcount and personnel costs, which comprise a significant portion of our operating expenses; variable compensation due to fluctuations in shipment volumes or level of achievement against performance targets; timing of research and development expenses, including investments in innovative solutions and new customer segments, prototype builds and outsourced development resources; investments in marketing programs; asset write-offs; investments in our business and information technology infrastructure; and fluctuations in stock-based compensation expenses due to timing of equity grants or other factors affecting vesting.

Further, as a result of factors contributing to the fluctuations described above among other factors, many of which are outside our control, our quarterly operating results fluctuate from period to period. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue, costs and expenses during the periods presented. We base our estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. To the extent there are material differences between these estimates and actual results, our financial statements may be affected. We evaluate our estimates, assumptions and judgments on an ongoing basis.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue from sales of access and premises systems is recognized when control is transferred to the customer, which is generally when the products are shipped. Revenue from software platform licenses, which provides the customer with a right to use the software as it exists, is generally recognized upfront when product is made available to the customer. Revenue from cloud-based software subscriptions, customer support, maintenance, extended warranty subscriptions and managed services is generally recognized ratably over the contract term. Revenue from professional services and training is recognized as the services are delivered.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our hardware products contain both software and non-software components that function together to deliver the products' essential functionality and therefore constitutes a single performance obligation as the promise to transfer the individual software and non-software components is not separately identifiable and, therefore, not distinct. Cloud-based software subscriptions can include multi-year agreements with a fixed annual fee for a minimum committed usage level. To the extent that minimum committed usage level each year varies, we have concluded that each year represents a distinct stand-ready performance obligation and the transaction price allocated to each performance obligation is recognized as revenue ratably over each annual period. Our contracts may include multiple performance obligations. For such arrangements, we allocate the contract's transaction price to each performance obligation using the relative stand-alone selling price of each distinct good or service in the contract. We generally determine stand-alone selling prices based on the prices charged to customers or our best estimate of stand-alone selling price. Our estimate of stand-alone selling price is established considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, characteristics of targeted customers and pricing practices. The determination of estimated stand-alone selling price is made through consultation with and formal approval by management, taking into consideration the go-to-market strategy.

Inventory Valuation and Supplier Purchase Commitments

Inventory, which primarily consists of finished goods purchased from CMs or ODMs, is stated at the lower of cost (determined by the first-in, first-out method) and net realizable value. Inbound shipping costs and tariffs are included in the cost of inventory. In addition, from time to time, we procure component inventory primarily as a result of manufacturing discontinuation of critical components by suppliers. Furthermore, post the global pandemic-induced supply chain challenges, we have purchased, and may continue to purchase, excess components from our suppliers and consigned back to our suppliers to be consumed on future finish good builds. We regularly monitor inventory on-hand and record write-downs for excess and obsolete inventory based on our estimate of demand for our products, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. We also evaluate our supplier purchase commitments, which remain elevated due to extended lead-times created by pandemic-induced supply-chain challenges, and record a liability for excess and obsolete components based on our estimated demand of our products, potential obsolescence of technology and product life cycles. For example, during the fourth quarter of 2023, we wrote down excess and obsolete inventory and accrued a liability for components at suppliers primarily related to the wind down of our legacy product family that existed before our shift to an all-platform model. These factors are impacted by market and economic conditions, competitive dynamics, technology changes and new product introductions and require estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on gross profit. If inventory is written down, a new cost basis is established that cannot be increased in future periods. The sale of previously reserved inventory has not had a material impact on our gross margin.

Recent Accounting Pronouncements Not Yet Adopted

There have been no additional accounting pronouncements or changes in accounting pronouncements that are significant or potentially significant to us.

Results of Operations for Years Ended December 31, 2023 and 2022

Revenue

The following table sets forth our revenue (dollars in thousands):

| | Years Ended December 31, | | 2023 vs 2022 Change | |
	2023	2022	$	%
Revenue	$ 1,039,593	$ 867,827	$ 171,766	20 %

Our revenue increased by $171.8 million, or 20%, during 2023 compared with 2022. The increase in revenue was primarily due to strength in shipments to one of our large customers, continued shipments throughout 2023 from a new medium-sized BSP customer that we added in the third quarter of 2022 and higher revenue from our growing base of small and medium BSP customers as they expand with our platform and managed services to simplify their operations, excite their subscribers with better experiences and grow their value to the communities they serve.

Our revenue is principally derived in the United States. Revenue generated in the United States represented 91% of revenue in 2023 and 91% in 2022. Our primary focus has been, and in the near term will continue to be, the United States and Canada given our large, direct sales and marketing presence and the amount of government stimulus being invested into underserved and not-served areas of these countries. In 2022, we introduced our platform to the United Kingdom. Over time, we expect to move to additional high average-revenue-per-user markets with our platform.

No customer accounted for more than 10% of our revenue for 2023, 2022 or 2021. See Note 11 "Revenue from Contracts with Customers" to the Consolidated Financial Statements included in this Annual Report on Form 10-K for more details on concentration of revenue for the years presented.

Gross Profit and Gross Margin

The following table sets forth our gross profit and gross margin (dollars in thousands):

| | Years Ended December 31, | | 2023 vs 2022 Change | |
	2023	2022	$	%
Gross profit	$ 518,316	$ 435,428	$ 82,888	19 %
Gross margin	49.9 %	50.2 %		

Gross profit increased by $82.9 million to $518.3 million during 2023 from $435.4 million during 2022. Gross margin decreased to 49.9% during 2023 from 50.2% during 2022. The decrease in gross margin of 30 basis points, compared to the corresponding period in 2022, was mainly due to charges of $28.7 million recorded in the fourth quarter of 2023 as we wrote down obsolete inventory and accrued a liability for components at suppliers primarily associated with our legacy product family that existed before our shift to an all-platform model. During 2023, customers moved to our platform model at a faster rate than originally anticipated, leaving us with excess finished goods and related components at suppliers. This decrease was partially offset by increased contributions from our platform and managed services, a shift in product mix and the sell through of a lower amount of excessively priced components acquired in the secondary market during the supply-chain disruption.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel costs, employee sales commissions, marketing programs and events, software tools and travel-related expenses. The following table sets forth our sales and marketing expenses (dollars in thousands):

| | Years Ended December 31, | | 2023 vs 2022 Change | |
	2023	2022	$	%
Sales and marketing	$ 214,564	$ 174,549	$ 40,015	23 %
Percent of revenue	21 %	20 %		

Sales and marketing expenses increased by $40.0 million during 2023 compared to 2022 primarily due to increases in personnel expenses of $29.4 million mainly related to increased sales headcount and higher sales incentive compensation corresponding to our increased revenue, stock-based compensation of $5.0 million and travel expenses of $2.2 million.

We expect our investments in sales and marketing will increase in absolute dollars as we extend our market reach and grow our business in support of our key strategic initiatives.

Research and Development Expenses

Research and development expenses include personnel costs, outside contractor and consulting services, depreciation on lab equipment, costs of prototypes and overhead allocations. The following table sets forth our research and development expenses (dollars in thousands):

| | Years Ended December 31, | | 2023 vs 2022 Change | |
	2023	2022	$	%
Research and development	$ 177,772	$ 131,994	$ 45,778	35 %
Percent of revenue	17 %	15 %		
Percent of gross profit	34 %	30 %		

The increase in research and development expenses of $45.8 million during 2023 compared with 2022 was mainly due to increases in personnel expenses of $31.7 million driven by increased headcount, stock-based compensation of $4.8 million, depreciation and amortization of $3.2 million, prototypes and test equipment expenses of $2.9 million and outside services of $1.2 million.

We expect our investments in research and development to increase in absolute dollars as we seek to expand the functionality and capabilities of our platforms.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs related to our executive, finance, human resources, information technology and legal organizations, outside consulting services, insurance, facilities and fees for professional services. Professional services consist of outside audit, legal, accounting and tax services. The following table sets forth our general and administrative expenses (dollars in thousands):

| | Years Ended December 31, | | 2023 vs 2022 Change | |
	2023	2022	$	%
General and administrative	$ 100,395	$ 76,275	$ 24,120	32 %
Percent of revenue	10 %	9 %		

The increase in general and administrative expenses of $24.1 million in 2023 compared to 2022 was mainly due to increases in personnel expenses of $10.8 million driven by increased headcount, stock-based compensation of $8.0 million, litigation settlement of $3.2 million and outside services of $1.0 million.

We expect our general and administrative investments to increase in absolute dollars as we support the business.

Interest and Other Income, Net

The following table sets forth our interest and other income, net (dollars in thousands):

| | Years Ended December 31, | | 2023 vs 2022 Change | |
	2023	2022	$	%
Interest and other income, net	$ 9,172	$ 1,432	$ 7,740	541 %

Interest and other income, net increased by $7.7 million in 2023 compared with 2022 mainly due to income from marketable securities corresponding to an increase in interest rates.

Income Taxes

The following table sets forth our income taxes (dollars in thousands):

| | Years Ended December 31, | | 2023 vs 2022 Change | |
	2023	2022	$	%
Income taxes	$ 5,432	$ 13,032	$ (7,600)	(58)%
Effective tax rate	16 %	24 %		

During 2023, our current tax expense was $6.1 million, and our deferred tax expense was $(0.7) million. Our effective tax rate was lower than the federal statutory rate of 21% primarily due to research and development tax credits and provision to return adjustments, partially offset by the impact of stock-based compensation and uncertain tax positions.

During 2022, our current tax expense was $11.1 million, and our deferred tax expense was $1.9 million. Our effective tax rate was higher than the federal statutory rate of 21% due to state taxes, the U.S. tax impact of foreign operations, and the impact of stock-based compensation, partially offset by research and development tax credits and stock option windfall deductions.

We continue to maintain a valuation allowance of $29.9 million on certain U.S. federal and California state deferred tax assets that we believe are not more likely than not to be realized in future periods.

Our income taxes may be subject to fluctuation during the year and in future years as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as actual results differing from our estimates of pre-tax earnings in the various jurisdictions in which we operate, which could impact the recognition of our deferred tax assets, the recognition or de-recognition of tax benefits related to uncertain tax positions and changes in or the interpretation of tax laws in jurisdictions where we conduct business.

2022 Compared to 2021

For a comparison of our results of operations for the years ended December 31, 2022 and 2021, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 21, 2023.

Liquidity and Capital Resources

Historically, we have funded our operations and investing activities primarily through cash flow generated from operations, sales of our common stock and various borrowing arrangements. As of December 31, 2023, we had cash, cash equivalents and marketable securities of $220.3 million, which consisted of deposits held at banks and major financial institutions and highly liquid marketable securities such as U.S. government securities and commercial paper. This includes $7.7 million of cash primarily held by our foreign subsidiaries. As of December 31, 2023, our liability for taxes that would be payable because of repatriation of undistributed earnings of our foreign subsidiaries to the United States was not significant and limited to withholding taxes considering our existing net operating loss carryovers.

The following table presents the cash inflows and outflows by activity during 2023 and 2022 (in thousands):

	Years Ended December 31,	
	2023	2022
Net cash provided by operating activities	$ 56,251	$ 27,183
Net cash used in investing activities	(6,245)	(24,082)
Net cash provided by financing activities	(65,926)	25,063

Operating Activities

Our operating activities provided cash of $56.3 million in 2023 and $27.2 million in 2022. The increase in net cash provided by operating activities during 2023 as compared to 2022 was due primarily to an increase in our net operating results after adjustment of non-cash charges of $2.9 million and an increase in our net cash inflow resulting from changes in operating assets and liabilities of $26.1 million. Non-cash charges consisted of stock-based compensation of $62.8 million, depreciation and amortization of $16.6 million and deferred income taxes of $0.7 million partially offset by net accretion of available-for-sale securities of $4.2 million.

In 2023, cash outflows from changes in operating assets and liabilities primarily consisted of an increase in prepaid expenses and other assets of $60.8 million, mainly due to advanced payments to supply chain partners, an increase in prepaid taxes and reclassification of contract assets from deferred revenue; an increase in accounts receivable of $32.2 million due to the timing of shipments; and a decrease in accounts payable of $6.4 million due to the timing of inventory payments. These changes were partially offset by an increase in accrued liabilities of $32.7 million, mainly due to an increase in the reserves for inventory at suppliers, a decrease in inventory of $16.2 million and an increase in deferred revenue of $2.9 million.

Investing Activities

In 2023, net cash used in investing activities of $6.2 million consisted of capital expenditures of $17.9 million, primarily consisting of purchases of test and computer equipment and software, partially offset by net maturities of marketable securities of $11.6 million.

Financing Activities

In 2023, net cash used in financing activities of $65.9 million consisted of purchases of our common stock of $86.4 million and payments related to a financing arrangement of $11.7 million, partially offset by proceeds from the issuance of common stock related to our equity plans of $32.1 million.

2022 Compared to 2021

For a discussion of our liquidity and capital resources and our cash flow activities for the years ended December 31, 2022 and 2021, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 21, 2023.

Working Capital and Capital Expenditure Needs

Our material cash commitments include non-cancelable firm purchase commitments, normal recurring trade payables, compensation-related and expense accruals and operating leases. We believe that our outsourced approach to manufacturing provides us significant flexibility in both managing inventory levels and financing our inventory. Furthermore, we maintain a common stock repurchase program of which $113.6 million was available as of December 31, 2023. Our stock repurchase program does not require us to purchase a specific number of shares and may be modified, suspended or terminated at any time.

We believe, based on our current operating plan and expected operating cash flows, that our existing cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months. If we are unable to generate sufficient cash flows or obtain other sources of liquidity, we will be forced to terminate our stock repurchase program, limit our development activities, reduce our investment in growth initiatives and institute cost-cutting measures, all of which may adversely impact our business and potential growth.

Contractual Obligations and Commitments

Our principal commitments as of December 31, 2023 consisted of our contractual obligations under non-cancelable outstanding purchase obligations and operating lease obligations for office space. The following table summarizes our contractual obligations as of December 31, 2023 (in thousands):

		Payments Due by Period			
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Non-cancelable purchase commitments [1]	$ 219,989	$ 140,521	$ 69,145	$ 6,649	$ 3,674
Operating lease obligations [2]	12,454	4,676	5,978	1,576	224
	$ 232,443	$ 145,197	$ 75,123	$ 8,225	$ 3,898

[1] Represents outstanding purchase commitments to be delivered by our third-party manufacturers or other vendors. See Note 5 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion regarding our outstanding purchase commitments related to our third-party manufacturers.

[2] Future minimum operating lease obligations in the table above primarily include payments for our office locations, which expire at various dates through 2029. See Note 5 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion regarding our operating leases.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing risk. By policy, we do not enter into investments for trading or speculative purposes. As of December 31, 2023, we had cash, cash equivalents and marketable securities of $220.3 million, which was held primarily in cash, money market funds and highly liquid marketable securities such as U.S. government securities and commercial paper. Due to the nature of these money market funds and highly liquid marketable securities, we believe that we do not have any material exposure to changes in the fair value of our cash equivalents and marketable securities because of changes in interest rates.

Foreign Currency Exchange Risk

Our primary foreign currency exposures are described below.

Economic Exposure

The direct effect of foreign currency fluctuations on our sales and expenses has not been material because our sales and expenses are primarily denominated in U.S. dollars, or USD. However, we are indirectly exposed to changes in foreign currency exchange rates to the extent of our use of foreign CMs whom we pay in USD. Increases in the local currency rates of these vendors in relation to USD could cause an increase in the price of products that we purchase. Additionally, if the USD strengthens relative to other currencies, such strengthening could have an indirect effect on our sales to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker USD could have the opposite effect. The precise indirect effect of currency fluctuations is difficult to measure or predict because our sales are influenced by many factors in addition to the impact of such currency fluctuations.

Translation Exposure

Our sales contracts are primarily denominated in USD and, therefore, most of our revenue is not subject to foreign currency risk. We are directly exposed to changes in foreign exchange rates to the extent such changes affect our expenses related to our foreign assets and liabilities with our subsidiaries in China, India and the United Kingdom, whose functional currencies are Chinese Renminbi, or RMB, Indian Rupee, or INR, and British Pounds Sterling, or GBP.

Our operating expenses are incurred primarily in the United States, in China associated with our research and development operations that are maintained there, in India for our center of excellence and in the United Kingdom for our international sales and marketing activities. Our operating expenses are generally denominated in the functional currencies of our subsidiaries in which the operations are located. The percentages of our operating expenses denominated in the following currencies for the indicated fiscal years were as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
USD	90 %	91 %	92 %
RMB	6	6	6
INR	3	1	—
GBP	1	2	2
	100 %	100 %	100 %

If USD had appreciated or depreciated by 10%, relative to RMB, GBP and INR, our operating expenses for 2023 would have decreased or increased by approximately $4.9 million, or approximately 1%.

Foreign exchange rate fluctuations may also adversely impact our financial position as the assets and liabilities of our foreign operations are translated into USD in preparing our Consolidated Balance Sheets. The effect of foreign exchange rate fluctuations on our consolidated financial position for the year ended December 31, 2023 was a net translation gain of $0.1 million. This gain is recognized as an adjustment to stockholders' equity through "Accumulated other comprehensive loss."

Transaction Exposure

We have certain assets and liabilities, primarily accounts receivable and accounts payable (including inter-company transactions) that are denominated in currencies other than the relevant entity's functional currency. In certain circumstances, changes in the functional currency value of these assets and liabilities create fluctuations in our reported consolidated financial position, cash flows and results of operations. Periodically, we use derivatives to hedge against fluctuations in foreign exchange rates. We do not enter into derivatives for speculative or trading purposes. We use foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain assets denominated in foreign currencies. These foreign exchange forward contracts typically have maturities of approximately one to two months. As of December 31, 2023, we had no forward contracts outstanding. Transaction gains and losses on these foreign currency denominated assets and liabilities are recognized each period within "Other expense, net" in our Consolidated Statements of Comprehensive Income. During the year ended December 31, 2023, the net loss we recognized related to these foreign exchange assets and liabilities was approximately $0.2 million.

ITEM 8.   **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Calix, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Calix, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of net realizable value of raw material and finished goods inventory and excess and obsolete component liabilities

As discussed in Notes 1, 4 and 5 to the consolidated financial statements, the Company has raw material and finished goods inventories with a carrying value of $133.0 million and excess and obsolete component liabilities of $32.2 million as of December 31, 2023. The Company adjusts the inventory carrying value for excess or obsolete inventory based on assumptions about future demand for products, potential obsolescence of technology, product life cycle, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds the estimated selling price. These factors are impacted by market and economic conditions, technology changes and new product introductions and require significant estimates that may include elements that are uncertain. The Company also records a liability and a charge to cost of revenue for estimated losses on components the Company is obligated to purchase from its manufacturers when the components have been rendered excess and obsolete due to manufacturing and engineering change orders resulting from design changes, manufacturing discontinuation of products by its suppliers, or in cases where the Company has committed component levels that greatly exceed projected demand. During the fourth quarter of 2023, the Company took charges of $28.7 million to write down excess and obsolete inventory and accrue a liability for components at suppliers primarily associated with the Company's legacy product family.

We identified the evaluation of net realizable value of inventory and excess and obsolete component liabilities as a critical audit matter. Evaluation of the Company's forecasted demand, including the Company's determination of the effect of market and economic conditions, technology and design changes, new product introductions, and discontinuation of products both by the Company and its suppliers required significant auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's inventory process. This included controls over the reviews of the estimates of the net realizable value of excess or obsolete raw material and finished goods inventory and liabilities for losses on components the Company is obligated to purchase from its manufacturers. For a selection of inventory items owned by the Company, we (1) reperformed the analysis provided by the Company to assess the accuracy of the net realizable value of inventory by comparing historical sales activity, customer order backlog, or demand forecasts to the inventory on hand quantities, and (2) performed inquiries of Company's personnel and inspected documents regarding product end of life announcements, technology and design changes, and new product introductions. For a selection of components subject to the Company's purchase commitments, we (1) evaluated the reasonableness of management's assumptions used to estimate the excess and obsolete component liabilities by considering historical sales activity, customer order backlog, or demand forecasts of the related finished products and (2) performed inquiries of Company's personnel and inspected documents regarding product end of life announcements, technology and design changes, new product introductions, and historical reimbursements to suppliers for excess and obsolete components.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Santa Clara, California
February 22, 2024

CALIX, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

| | December 31, | |
	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 63,409	$ 79,073
Marketable securities	156,937	162,642
Accounts receivable, net	126,027	93,804
Inventory	132,985	149,160
Prepaid expenses and other current assets	118,598	62,691
Total current assets	597,956	547,370
Property and equipment, net	29,461	25,834
Right-of-use operating leases	9,262	9,283
Deferred tax assets	167,691	167,031
Goodwill	116,175	116,175
Other assets	21,320	19,142
	$ 941,865	$ 884,835
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,746	$ 41,407
Accrued liabilities	116,227	90,474
Deferred revenue	36,669	33,541
Total current liabilities	187,642	165,422
Long-term portion of deferred revenue	24,864	25,072
Operating leases	7,421	8,442
Other long-term liabilities	2,956	6,332
Total liabilities	222,883	205,268
Commitments and contingencies (See Note 5)		
Stockholders' equity:		
Preferred stock, $0.025 par value; 5,000 shares authorized; no shares issued and outstanding as of December 31, 2023 and 2022	—	—
Common stock, $0.025 par value; 100,000 shares authorized; 65,052 shares issued and outstanding as of December 31, 2023, and 65,735 shares issued and outstanding as of December 31, 2022	1,627	1,644
Additional paid-in capital	1,078,393	1,070,100
Accumulated other comprehensive loss	(659)	(2,473)
Accumulated deficit	(360,379)	(389,704)
Total stockholders' equity	718,982	679,567
	$ 941,865	$ 884,835

See accompanying notes to consolidated financial statements.

CALIX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands, except per share data)

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenue	$ 1,039,593	$ 867,827	$ 679,394
Cost of revenue	521,277	432,399	322,807
Gross profit	518,316	435,428	356,587
Operating expenses:			
Sales and marketing	214,564	174,549	125,909
Research and development	177,772	131,994	101,747
General and administrative	100,395	76,275	55,779
Restructuring benefit	—	—	(786)
Total operating expenses	492,731	382,818	282,649
Operating income	25,585	52,610	73,938
Interest and other income (expense), net:			
Interest income (expense), net	9,704	2,009	(402)
Other expense, net	(532)	(577)	(882)
Total interest and other income (expense), net	9,172	1,432	(1,284)
Income before income taxes	34,757	54,042	72,654
Income taxes	5,432	13,032	(165,724)
Net income	$ 29,325	$ 41,010	$ 238,378
Net income per common share:			
Basic	$ 0.44	$ 0.63	$ 3.77
Diluted	$ 0.42	$ 0.60	$ 3.51
Weighted-average number of shares used to compute net income per common share:			
Basic	65,980	65,058	63,277
Diluted	69,320	68,911	67,856
Net income	$ 29,325	$ 41,010	$ 238,378
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on available-for-sale marketable securities, net	1,701	(1,521)	(179)
Foreign currency translation adjustments, net	113	(632)	50
Total other comprehensive income (loss), net of tax	1,814	(2,153)	(129)
Comprehensive income	$ 31,139	$ 38,857	$ 238,249

See accompanying notes to consolidated financial statements.

CALIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2020	62,122	$ 1,553	$ 948,055	$ (191)	$ (669,092)	$ 280,325
Stock-based compensation	—	—	24,230	—	—	24,230
Issuance of common stock under equity incentive plans, net of forfeitures	2,152	54	25,570	—	—	25,624
Net income	—	—	—	—	238,378	238,378
Other comprehensive loss	—	—	—	(129)	—	(129)
Balance as of December 31, 2021	64,274	1,607	997,855	(320)	(430,714)	568,428
Stock-based compensation	—	—	44,826	—	—	44,826
Issuance of common stock under equity incentive plans, net of forfeitures	1,461	37	27,419	—	—	27,456
Net income	—	—	—	—	41,010	41,010
Other comprehensive loss	—	—	—	(2,153)	—	(2,153)
Balance as of December 31, 2022	65,735	1,644	1,070,100	(2,473)	(389,704)	679,567
Stock-based compensation	—	—	62,771	—	—	62,771
Issuance of common stock under equity incentive plans, net of forfeitures	1,527	38	32,111	—	—	32,149
Repurchase of common stock including excise tax	(2,210)	(55)	(86,589)	—	—	(86,644)
Net income	—	—	—	—	29,325	29,325
Other comprehensive income	—	—	—	1,814	—	1,814
Balance as of December 31, 2023	65,052	1,627	1,078,393	(659)	(360,379)	718,982

See accompanying notes to consolidated financial statements.

CALIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Years Ended December 31,				
		2023		**2022**		**2021**
Operating activities:						
Net income	$	29,325	$	41,010	$	238,378
Adjustments to reconcile net income to net cash provided by operating activities:						
Stock-based compensation		62,771		44,826		24,230
Depreciation and amortization		16,631		14,315		15,012
Deferred income taxes		(660)		1,932		(168,426)
Net accretion of available-for-sale securities		(4,199)		(1,146)		—
Changes in operating assets and liabilities:						
Accounts receivable, net		(32,222)		(8,585)		(15,800)
Inventory		16,175		(60,280)		(36,612)
Prepaid expenses and other assets		(60,795)		(38,359)		(27,074)
Accounts payable		(6,369)		12,111		16,025
Accrued liabilities		37,070		20,919		3,273
Deferred revenue		2,921		9,118		10,400
Other long-term liabilities		(4,397)		(8,678)		(2,613)
Net cash provided by operating activities		56,251		27,183		56,793
Investing activities:						
Purchases of property and equipment		(17,855)		(14,067)		(10,463)
Purchases of marketable securities		(216,193)		(191,403)		(298,092)
Maturities of marketable securities		227,803		181,388		197,894
Net cash used in investing activities		(6,245)		(24,082)		(110,661)
Financing activities:						
Proceeds from common stock issuances related to employee benefit plans		32,149		27,456		25,624
Repurchases of common stock		(86,397)		—		—
Payments related to financing arrangements		(11,678)		(2,393)		(1,241)
Net cash provided by (used in) financing activities		(65,926)		25,063		24,383
Effect of exchange rate changes on cash and cash equivalents		256		(424)		11
Net increase (decrease) in cash and cash equivalents		(15,664)		27,740		(29,474)
Cash and cash equivalents at beginning of year		79,073		51,333		80,807
Cash and cash equivalents at end of year	$	63,409	$	79,073	$	51,333
Supplemental disclosures of cash flow information:						
Interest paid	$	253	$	577	$	631
Income taxes paid	$	11,873		9,607		5,197
Non-cash investing activities:						
Changes in accounts payable and accrued liabilities related to purchases of property and equipment	$	(180)	$	586	$	194

See accompanying notes to consolidated financial statements.

CALIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies

Company

Calix, Inc. (together with its subsidiaries, "Calix" or the "Company") was incorporated in August 1999 and is a Delaware corporation. The Company is the leading global provider of a platform (cloud, software and systems) and managed services that focus on the subscriber-facing network, the portion of the network that governs available bandwidth and determines the range and quality of services that can be offered to subscribers. This platform and managed services enable broadband service providers ("BSPs") of all sizes to innovate and transform their businesses. The Company's BSP customers are empowered to utilize real-time data and insights from the Calix platform to simplify their businesses and deliver experiences that excite their subscribers. These insights enable BSPs to grow their businesses through increased subscriber acquisition, loyalty and revenue, thereby increasing the value of their businesses and contributions to their communities.

Basis of Presentation and Accounting Guidance

The accompanying consolidated financial statements have been prepared in accordance with the requirements of the U.S. Securities and Exchange Commission ("SEC") and U.S. generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated in consolidation. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP as found in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements is in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, these estimates include, but are not limited to: allowances for doubtful accounts and sales returns, excess and obsolete inventory, allowances for obligations to its contract manufacturers, valuation of stock-based compensation, useful lives assigned to long-lived assets, standard and extended warranty costs, realizability of deferred tax assets and uncertain tax positions and contingencies. Actual results could differ from those estimates, and such differences could be material to the Company's financial position and results of operations.

Revenue Recognition

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue from sales of access and premises systems is recognized when control is transferred to the customer, which is generally when the products are shipped. Revenue from software platform licenses, which provides the customer with a right to use the software as it exists, is generally recognized upfront when made available to the customer. Revenue from cloud-based software subscriptions, customer support, maintenance, extended warranty subscriptions and managed services is generally recognized ratably over the contract term. Revenue from professional services and training is recognized as the services are delivered.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company's hardware products contain both software and non-software components that function together to deliver the products' essential functionality and therefore constitutes a single performance obligation as the promise to transfer the individual software and non-software components is not separately identifiable and, therefore, not distinct. Cloud-based software subscriptions can include multi-year agreements with a fixed annual fee for a minimum committed usage level. To the extent that minimum committed usage level each year varies, the Company has concluded that each year represents a distinct stand-ready performance obligation and the transaction price allocated to each performance obligation is recognized as revenue ratably over each annual period. The Company's contracts may include multiple performance obligations. For such arrangements, the Company allocates the contract's transaction price to each performance obligation using the relative stand-alone selling price of each distinct good or service in the contract. The Company generally determines stand-alone selling prices based on the prices charged to customers or its best estimate of stand-alone selling price. The Company's estimate of stand-alone selling price is established considering multiple factors including, but not limited to, geographies, market conditions, competitive landscape, internal costs, gross margin objectives, characteristics of targeted customers and pricing practices. The determination of estimated stand-alone selling price is made through consultation with and formal approval by management, taking into consideration the go-to-market strategy.

Cost of Revenue

Cost of revenue consists primarily of finished goods inventory purchased from the Company's contract manufacturers, payroll and related expenses associated with managing the relationships with contract manufacturers, depreciation of manufacturing test equipment, warranty and retrofit costs, excess and obsolete inventory costs, allowances for obligations to its contract manufacturers, shipping charges and amortization of certain intangible assets. It also includes contractor and other costs of services incurred directly related to the delivery of services to customers.

Warranty and Retrofit

The Company offers limited warranties for its hardware products for a period of one, three or five years, depending on the product type. The Company recognizes estimated costs related to warranty activities as a component of cost of revenue upon product shipment or upon identification of a specific product failure. Under certain circumstances, the Company also provides fixes on specifically identified performance failures for products that are outside of the standard warranty period and recognizes estimated costs related to retrofit activities as a component of cost of revenue upon identification of such product failures. The Company recognizes estimated warranty and retrofit costs when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. The estimates are based upon historical and projected product failure and claim rates, historical costs incurred in correcting product failures and information available related to any specifically identified product failures. Judgment is required in estimating costs associated with warranty and retrofit activities, and the Company's estimates are limited to information available to the Company at the time of such estimates. In some cases, such as when a specific product failure is first identified or a new product is introduced, the Company may initially have limited information and limited historical failure and claim rates upon which to base its estimates, and such estimates may require revision in future periods. The recorded amount is adjusted from time to time for specifically identified warranty and retrofit exposure. Actual warranty and retrofit expenses are charged against the Company's estimated warranty and retrofit liability when incurred. Factors that affect the Company's warranty and retrofit liability include the number of active installed units and historical and anticipated rates of warranty and retrofit claims and cost per claim.

Stock-Based Compensation

Stock-based compensation expense associated with stock options and purchase rights under the Amended and Restated Employee Stock Purchase Plan (the "ESPP") and the Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan (the "NQ ESPP") is measured at the grant date based on the fair value of the award and is recognized, net of forfeitures, as expense over the remaining requisite service period (generally the vesting period) on a straight-line basis.

The fair value of stock option and employee stock purchase right under the ESPP is estimated at the grant date using the Black-Scholes option valuation model. The fair value of the employee stock purchase right under the NQ ESPP is based on closing market price of the Company's common stock on the date of grant.

Stock-based compensation expense associated with performance stock options ("PSOs") with graded vesting features and which contain both a performance and a service condition is measured based on fair value of stock options estimated at the grant date using the Black-Scholes option valuation model, and is recognized, net of forfeitures, as expense over the requisite service period using the graded vesting attribution method.

Compensation expense is only recognized if the Company has determined that it is probable that the performance condition will be met. The Company reassesses the probability of vesting at each reporting period and adjusts compensation expense based on its probability assessment.

Loss Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company evaluates the likelihood of an unfavorable outcome of legal proceedings to which it is a party and accrues a loss contingency when the loss is probable and reasonably estimable. Assessing legal contingencies involves significant judgment and estimates, and the outcome of litigation is inherently uncertain and subject to numerous factors outside the Company's control. Significant judgment is required when the Company assesses the likelihood of any adverse judgments or outcomes, including the potential range of possible losses, and whether losses are probable and reasonably estimable.

Because of uncertainties related to these matters, the Company bases its estimates of whether a loss contingency is probable or reasonably possible, as well as the reasonable range of possible losses associated with each loss contingency, only on the information available at the time. As additional information becomes available, and at least quarterly, the Company reassesses the potential liability on each significant matter and may revise its estimates. These revisions could have a material impact on the Company's business, operating results or financial condition. The actual outcome of these legal proceedings may materially differ from the Company's estimates of potential liability, which could have a material adverse effect on the Company's business, operating results or financial condition.

Credit Risk and Inventory Supplier Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. Cash equivalents consist of money market funds and marketable securities with a maturity at the date of purchase of ninety days or less, which are invested through financial institutions in the United States. Deposits in and investments held by these financial institutions may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company also has approximately $7.7 million of cash held by its foreign subsidiaries in India, China and the United Kingdom. Management believes that the financial institutions that hold the Company's cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these cash and cash equivalents.

The Company depends primarily on a small number of outside contract manufacturers ("CMs") and original design manufacturers ("ODMs") for the bulk of its finished goods inventory. The Company generally purchases its products through purchase orders with its suppliers. While the Company seeks to maintain a sufficient supply of its products, the Company's business and results of operations could be adversely affected by a stoppage or delay in receiving such products, the receipt of defective parts, an increase in price of such products or the Company's inability to obtain lower prices from its CMs, ODMs and other suppliers in response to competitive pressures.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities approximate their fair value due to their relatively short-term nature. Marketable securities are valued using quoted market prices in active markets to determine fair value.

Cash, Cash Equivalents and Marketable Securities

Cash equivalents and marketable securities are stated at amounts that approximate fair value based on quoted market prices.

The Company has invested its excess cash primarily in money market funds and highly liquid marketable securities such as U.S. treasury securities, corporate debt instruments, commercial paper and U.S. government securities. The Company considers all investments with maturities of three months or less when purchased to be cash equivalents. Marketable securities represent highly liquid U.S. treasury securities, corporate debt instruments, commercial paper and U.S. government securities with maturities greater than 90 days at date of purchase. Marketable securities with maturities greater than one year are classified as current because management considers all marketable securities to be available for current operations.

The Company's investments have been classified and accounted for as available-for-sale. Such investments are recorded at fair value and unrealized holding gains and losses are reported as a separate component of comprehensive loss in the stockholders' equity until realized. Realized gains and losses on sales of marketable securities, if any, are determined on the specific identification method and are reclassified from accumulated other comprehensive loss to results of operations as "Other expense, net." Realized gains and losses were not significant for the years ended December 31, 2023 and 2022, respectively.

For the Company's available-for-sale debt securities in an unrealized loss position, the Company determines whether a credit loss exists. In this assessment, among other factors, the Company considers the extent to which the fair value is less than the amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security. If factors indicate a credit loss exists, an allowance for credit loss will be recorded to "Other expense, net," limited by the amount that the fair value is less than the amortized cost basis. The amount of fair value change relating to all other factors will be recognized in other comprehensive loss.

See Note 2 "*Cash, Cash Equivalents and Marketable Securities.*"

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for expected credit losses at contract inception resulting from the inability of its customers to make required payments. The Company records a specific allowance and revises the expected loss based on an analysis of individual past-due balances. Additionally, based on historical write-offs and the Company's collection experience, the Company records an additional allowance based on a percentage of outstanding receivables. The Company performs credit evaluations of its customers' financial condition. These evaluations require judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history and a financial review of the customer. Actual collection losses may differ from management's estimates, and such differences could be material to the Company's financial position and results of operations.

Inventory Valuation and Supplier Purchase Commitments

Inventory, which primarily consists of finished goods purchased from CMs or ODMs, is stated at the lower of cost (determined by the first-in, first-out method) or market value. Shipments from suppliers before the Company receives them are recorded as in-transit inventory when title and the significant risks and rewards of ownership have passed to the Company. Inbound shipping costs and U.S. tariffs are included in cost of inventory. In addition, from time to time, the Company procures component inventory primarily as a result of manufacturing discontinuation of critical components by suppliers. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based on the Company's estimate of demand for its products, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds its estimated selling price. The Company also evaluates its supplier purchase commitments, which remain elevated due to the extended lead-times during the global pandemic-induced supply chain challenges, and records a liability for excess and obsolete components based on its estimated demand of our products, potential obsolescence of technology and product life cycles. These factors are impacted by market and economic conditions, competitive dynamics, technology changes and new product introductions and require significant estimates that may include elements that are uncertain. Actual demand may differ from forecasted demand and may have a material effect on gross profit. If inventory is written down, a new cost basis is established that cannot be increased in future periods. For example, during the fourth quarter of 2023, the Company took charges of $28.7 million to write down excess and obsolete inventory and accrue a liability for components at suppliers primarily associated with the Company's legacy product family that existed before its shift to an all-platform model. During 2023, customers moved to the Company's platform model at a faster rate than originally anticipated, leaving the Company with excess finished goods and related components at suppliers.

Contract Costs

The Company capitalizes certain sales commissions related primarily to multi-year cloud-based software subscriptions and extended warranty support contracts.

Capitalized commissions are amortized as sales and marketing expenses over the period that the related revenue is recognized, which can be up to five years for extended warranty. The Company classifies the unamortized portion of deferred commissions as current or noncurrent based on the timing of when the Company expects to recognize the expense. The current and noncurrent portions of deferred commissions are included in "Prepaid expenses and other current assets" and "Other assets," respectively, in the Company's Consolidated Balance Sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of each asset. Generally, computer equipment is depreciated over two years; purchased software is depreciated over three to five years; test equipment is depreciated over three years; furniture and fixtures are depreciated over seven years; and leasehold improvements are depreciated over the shorter of the respective lease term or the estimated useful life of the asset. Maintenance and repairs are charged to expense as incurred.

Goodwill

Goodwill was recorded as a result of the Company's acquisitions of Occam Networks, Inc. in February 2011 and Optical Solutions, Inc. in February 2006. The Company records goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized but instead is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that it may be impaired. The Company evaluates goodwill on an annual basis as of the end of the second quarter of each fiscal year. Management has determined that it operates as a single reporting unit and, therefore, evaluates goodwill impairment at the enterprise level.

At the end of the second quarter of 2023, the Company completed its annual goodwill impairment test. Based on its assessment of certain qualitative factors such as market capitalization, management concluded that the fair value of the Company was more likely than not greater than its carrying amount as of July 2, 2023. As such, it was not necessary to perform the two-step quantitative goodwill impairment test at the time.

There have been no significant events or changes in circumstances subsequent to the 2023 annual impairment test that would more likely than not indicate that the carrying value of goodwill may have been impaired as of December 31, 2023. There were no impairment losses for goodwill for the years ended December 31, 2023, 2022 or 2021.

Deferred Revenue

Deferred revenue results from transactions where the Company billed the customer for products or services and when cash payments are received or due prior to transferring control of the promised goods or services to the customer.

Payment terms to customers typically range from net 30 to net 90 days and vary by the size and location of customer and the products or services offered. The period between the transfer of control of the promised good or service to a customer and when payment is due is not significant.

Income Taxes

The Company evaluates its tax positions and estimates its current tax exposure along with assessing temporary differences that result from different book to tax treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company's Consolidated Balance Sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's Consolidated Statements of Comprehensive Income become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, realization of the Company's deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company must assess the likelihood that deferred tax assets will be recovered from future taxable Income, and if the Company determines that recovery is not more likely than not, the Company must establish a valuation allowance. Management judgment is required in determining its provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets.

Newly Adopted Accounting Standards

The Company did not adopt any new accounting standards in 2023 that were significant to the Company.

Recent Accounting Pronouncements Not Yet Adopted

There have been no accounting pronouncements or changes in accounting pronouncements that are significant or potentially significant to the Company.

2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities consisted of the following (in thousands):

	December 31,	
	2023	**2022**
Cash and cash equivalents:		
Cash	$ 18,040	$ 39,189
Commercial paper	32,837	33,199
U.S. government securities	9,969	5,990
Money market funds	2,563	555
Corporate debt securities	—	140
Total cash and cash equivalents	63,409	79,073
Marketable securities:		
U.S. government securities	92,277	106,750
U.S. government agency securities	43,521	23,632
Commercial paper	14,139	28,992
Corporate debt securities	7,000	3,168
Municipal securities	—	100
Total marketable securities	156,937	162,642
	$ 220,346	$ 241,715

The carrying amounts of the Company's money market funds approximate their fair values due to their nature, duration and short maturities. As of December 31, 2023, all marketable securities were due in three years or less.

The amortized cost and fair value of marketable securities as of December 31, 2023 were as follows (in thousands):

	Amortized Cost		Gross Unrealized Gains (Losses)		Fair Value
U.S. government securities	$	102,167	$	80	$	102,247
Commercial paper		47,003		(28)		46,975
U.S. government agency securities		43,573		(52)		43,521
Corporate debt securities		6,999		1		7,000
	$	199,742	$	1	$	199,743

The amortized cost and fair value of marketable securities as of December 31, 2022 were as follows (in thousands):

	Amortized Cost		Gross Unrealized Losses		Fair Value
U.S. government securities	$	114,120	$	(1,380)	$	112,740
Commercial paper		62,262		(71)		62,191
U.S. government agency securities		23,876		(244)		23,632
Corporate debt securities		3,312		(4)		3,308
Municipal securities		101		(1)		100
	$	203,671	$	(1,700)	$	201,971

3. Fair Value Measurements

The Company measures its cash equivalents and marketable securities at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes the following three-tier value hierarchy which prioritizes the inputs used in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1 for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-driven valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Unobservable inputs to the valuation derived from fair valuation techniques in which one or more significant inputs or significant value drivers are unobservable. The fair value hierarchy also requires the Company to maximize the use of observable inputs, when available, and to minimize the use of unobservable inputs when determining inputs and determining fair value.

The following tables sets forth the Company's financial assets measured at fair value on a recurring basis based on the three-tier fair value hierarchy (in thousands):

As of December 31, 2023	Level 1		Level 2		Total	
Money market funds	$	2,563	$	—	$	2,563
U.S. government securities		102,246		—		102,246
Commercial paper		—		46,976		46,976
U.S. government agency securities		—		43,521		43,521
Corporate debt securities		—		7,000		7,000
	$	104,809	$	97,497	$	202,306

As of December 31, 2022	Level 1	Level 2	Total
Money market funds	$ 555	$ —	$ 555
U.S. government securities	112,740	—	112,740
Commercial paper	—	62,191	62,191
U.S. government agency securities	—	23,632	23,632
Corporate debt securities	—	3,308	3,308
Municipal securities	—	100	100
	$ 113,295	$ 89,231	$ 202,526

4. Balance Sheet Details

Accounts receivable, net consisted of the following (in thousands):

	December 31,	
	2023	2022
Accounts receivable	$ 126,331	$ 94,201
Allowance for doubtful accounts	(304)	(397)
	$ 126,027	$ 93,804

The table below summarizes the changes in allowance for doubtful accounts and product return liability for the periods indicated (in thousands):

	Balance at Beginning of Year	Additions Charged to Expenses or Revenue Net of Recoveries	Write Offs and Returns	Balance at End of Year
Year Ended December 31, 2023:				
Allowance for doubtful accounts	$ 397	$ 43	$ (136)	$ 304
Product return liability	2,961	4,761	(4,825)	2,897
Year Ended December 31, 2022:				
Allowance for doubtful accounts	$ 725	$ (276)	$ (52)	$ 397
Product return liability	1,836	5,622	(4,497)	2,961
Year Ended December 31, 2021:				
Allowance for doubtful accounts	$ 1,405	$ (201)	$ (479)	$ 725
Product return liability	1,888	3,681	(3,733)	1,836

Inventory consisted of the following (in thousands):

	December 31,	
	2023	2022
Raw materials	$ 22,119	$ 640
Finished goods	110,866	148,520
	$ 132,985	$ 149,160

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,	
	2023	2022
Supplier deposits	$ 78,131	$ 39,064
Prepaid expenses and other current assets	40,467	23,627
	$ 118,598	$ 62,691

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2023	2022
Test equipment	$ 50,853	$ 44,106
Computer equipment	13,615	13,396
Software	12,972	10,389
Leasehold improvements	2,122	1,730
Furniture and fixtures	1,283	1,153
	80,845	70,774
Accumulated depreciation and amortization	(51,384)	(44,940)
	$ 29,461	$ 25,834

Depreciation and amortization expenses were $16.6 million, $14.3 million and $15.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2023	2022
Compensation and related benefits	$ 36,741	$ 27,813
Component inventory held by suppliers	32,182	10,280
Professional and consulting fees	7,717	7,307
Customer advances or rebates	5,967	5,653
Current portion of warranty and retrofit	5,655	6,377
Taxes payable	4,317	4,581
Operating leases	4,142	3,949
Litigation settlement	3,250	—
Business events	2,938	3,167
Product returns	2,897	2,961
Freight	1,510	3,649
Current portion of revenue-share payments	—	7,210
Other	8,911	7,527
	$ 116,227	$ 90,474

Changes in the Company's accrued warranty and retrofit liability were as follows (in thousands):

	Years Ended December 31,		
	2023	2022	2021
Balance at beginning of year	$ 8,386	$ 9,594	$ 9,208
Provision for warranty and retrofit charged to cost of revenue	3,282	1,315	3,370
Utilization of reserve	(3,639)	(2,523)	(2,984)
Balance at end of year	$ 8,029	$ 8,386	$ 9,594

5. Commitments and Contingencies

Lease Commitments

The Company leases office space under non-cancelable operating leases. Certain of the Company's operating leases contain renewal options and rent acceleration clauses. Future minimum payments under the non-cancelable operating leases consisted of the following as of December 31, 2023 (in thousands):

Year Ending December 31,	Future Minimum Lease Payments
2024	$ 4,676
2025	4,479
2026	1,499
2027	1,061
2028 and thereafter	739
Total future minimum lease payments	12,454
Less imputed interest	(891)
	$ 11,563

As of December 31, 2023, the operating lease liability consisted of the following (in thousands):

Accrued liabilities - current portion of operating leases	$ 4,142
Operating leases	7,421
	$ 11,563

The Company leases its headquarters office space in San Jose, California under a lease agreement that expires in December 2025. The future minimum lease payments under the lease are $5.0 million as of December 31, 2023 and are included in the tables above.

The above tables also include future minimum lease payments for the Company's office facilities in Petaluma, California; Plymouth, Minnesota; Richardson, Texas; Bangalore, India; Nanjing, China; and West Jordan, Utah, which expire at various dates through 2029.

In November 2021, the Company entered into a sublease for a portion of the San Jose headquarters office space that was previously abandoned. The sublease commenced in August 2022 for a term of 39 months. The Company received $0.8 million and $0.3 million in sublease income in 2023 and 2022, respectively. Future minimum payments consisted of the following as of December 31, 2023 (in thousands):

Year Ending December 31,	Future Minimum Sublease Payments
2024	773
2025	661
Total future minimum sublease payments	$ 1,434

The weighted average discount rate for the Company's operating leases as of December 31, 2023 was 5.3%. The weighted average remaining lease term as of December 31, 2023 was 3.1 years.

For the years ended December 31, 2023, 2022 and 2021, total rent expense of the Company was $4.8 million, $4.6 million and $4.1 million, respectively. Cash paid within operating cash flows for operating leases was $4.5 million, $4.5 million and $3.9 million for years ended December 31, 2023, 2022 and 2021, respectively.

Purchase Commitments

The Company's CMs and ODMs place orders for component inventory based upon the Company's build forecasts and pursuant to stated component lead times to ensure adequate component supply. The components are used by the CMs and ODMs to build the products included in the build forecasts. The Company generally does not take ownership of the components held by CMs and ODMs. The Company places purchase orders with its CMs and ODMs in order to fulfill its monthly finished product inventory requirements. The Company incurs a liability when the CMs and ODMs convert the component inventory to a finished product and takes ownership of the finished goods inventory.

The Company has from time to time, and subject to certain conditions, reimbursed certain suppliers for component inventory purchases when this inventory has been rendered excess or obsolete, for example due to manufacturing and engineering change orders resulting from design changes, manufacturing discontinuation of products by its suppliers, or in cases where the Company has committed inventory levels that greatly exceed projected demand. In the event of termination of services with a manufacturing partner, the Company has purchased, and may be required to purchase in the future, certain of the remaining components inventory held by the CM or ODM as well as any outstanding orders pursuant to the contractual provisions with such CM or ODM. The estimated excess and obsolete component liabilities related to manufacturing and engineering change orders, termination of manufacturing partners and other factors are included in "Accrued liabilities" in the accompanying Consolidated Balance Sheets, because the corresponding component parts have not been received by the Company. The amounts were $32.2 million and $10.3 million as of December 31, 2023 and 2022, respectively. The Company records the related charges in "Cost of revenue" in its Consolidated Statements of Comprehensive Income.

As of December 31, 2023 and 2022, the Company had approximately $176.3 million and $340.6 million, respectively, of outstanding purchase commitments for inventories to be delivered by its suppliers, including CMs and ODMs.

Litigation

From time to time, the Company is involved in various legal proceedings arising from the normal course of business activities. The Company is not currently a party to any legal proceeding that, if determined adversely to the Company, in management's opinion, is currently expected to individually or in the aggregate have a material adverse effect on the Company's business, operating results or financial condition taken as a whole.

Indemnifications

The Company from time to time enters into contracts that require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises, (ii) agreements with the Company's officers, directors and certain employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company, (iii) contracts under which the Company may be required to indemnify customers against third-party claims that a Company product infringes a patent, copyright or other intellectual property right and (iv) agreements under which the Company may be required to indemnify the counterparty for certain claims that may be brought against them arising from the Company's acts or omissions with respect to the transactions contemplated by such agreements.

Because any potential obligation associated with these types of contractual provisions are not quantified or stated, the overall maximum amount of the obligation cannot be reasonably estimated. Historically, the Company has not been required to make payments under these obligations, and no liabilities have been recorded for these obligations in the accompanying Consolidated Balance Sheets.

6. Stockholders' Equity

Preferred Stock

The Board of Directors has the authority, without a further vote of the stockholders, to designate and issue up to 5.0 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of the Company's preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action. Since the Company's initial public offering, the Board of Directors has not designated any rights, preference or powers of any preferred stock, and no shares of preferred stock have been issued.

Common Stock

Holders of the Company's common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. No dividends have been declared or paid as of December 31, 2023.

Stock Repurchase Program

The Company maintains a common stock repurchase program. Under the repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases depends on prevailing stock prices, general economic and market conditions, and other considerations consistent with the Company's capital allocation strategy. The repurchase program does not obligate the Company to acquire a particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at the

Company's discretion. During the year ended December 31, 2023, the Company purchased 2.2 million shares of common stock for $86.4 million at an average price per share of $39.09. As of December 31, 2023, the remaining authorized balance under this program was $113.6 million.

Equity Incentive Plans

2019 Equity Incentive Award Plan

The 2019 Equity Incentive Award Plan (the "2019 Plan") supersedes and replaces the 2010 Equity Incentive Award Plan (the "2010 Plan") and preceding plans. The terms and conditions of the 2010 Plan will continue to govern any outstanding awards granted under the 2010 Plan. Employees and consultants of the Company, its subsidiaries and affiliates and the Company's Board of Directors members are eligible to receive awards under the 2019 Plan. The 2019 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or cash-based awards and dividend equivalents to eligible individuals. Stock options granted under the 2019 Plan are granted at a price not less than 100% of the fair market value of the common stock on the date of grant. Stock options issued under the 2019 Plan generally vest 25% on the first anniversary of the vesting commencement date and on a quarterly basis thereafter for a period of an additional three years. The options have a maximum term of ten years.

At the Company's 2023 annual meeting of stockholders, the stockholders approved an increase in the number of shares of common stock issuable under the 2019 Plan by 1.5 million shares. As of December 31, 2023, there were 5.0 million shares available for issuance under the 2019 Plan.

In February 2022, PSOs covering an aggregate of 0.7 million shares of common stock were awarded to certain executives with a grant date exercise price of $55.96 per share. The actual number of shares underlying the PSOs that could become eligible to vest and become exercisable, or earned, was contingent upon achievement of annual corporate financial targets for bookings and non-GAAP operating income for 2022 (together, the "2022 Performance Targets") during the one-year performance period. In February 2023, the Compensation Committee of the Board of Directors certified achievement of the 2022 Performance Targets and determined that 100% of the shares underlying the PSOs were earned, subject to the four-year service condition. As such, 25% of the awarded shares underlying the PSOs were vested and became exercisable on the first anniversary of the grant date, and the remaining 75% of the shares of common stock will vest and become exercisable in substantially equal quarterly installments over the subsequent three years, subject to the executive's continued service with the Company through the respective vesting dates. Stock-based compensation expense of $6.2 million and $10.1 million was recognized for the years ended December 31, 2023 and 2022, respectively, related to these awards.

In February 2023, PSOs covering an aggregate of 1.2 million shares of common stock were awarded to certain executives with a grant date average exercise price of $51.57 per share. The actual number of shares underlying the PSOs that could become earned is contingent upon achievement of annual corporate financial targets for bookings and non-GAAP operating income for 2023 (together, the "2023 Performance Targets") during the one-year performance period, with equal weighting for each measure. If either of the 2023 Performance Targets are achieved below 80% of target, no shares will be deemed earned for that measure and the corresponding PSOs will be forfeited. If both 2023 Performance Targets are achieved at or above the minimum threshold of 80%, then 50% of the shares allocable to each 2023 Performance Target will be deemed earned, with an increasing percentage of shares being earned for achievement above the minimum threshold, up to 125% of the shares allocable to the target. Each 2023 Performance Target result is then weighted by 50%, and the combined total determines the number of shares underlying the PSOs that are deemed earned, up to a maximum of 100% of the shares underlying the PSOs. During June 2023, the Compensation Committee approved an adjustment to the 2023 Performance Targets, resulting in incremental compensation cost of $4.9 million that is recognized over the vesting period of the awards. Upon certification of achievement, any shares underlying the PSOs that are not deemed earned are immediately forfeited, and 25% of the shares underlying the PSOs that are deemed earned immediately vest and become exercisable upon the first anniversary of the grant date, with the remaining 75% of the earned shares vesting and becoming exercisable in substantially equal quarterly installments over the subsequent three years, in each case, subject to the executive's continued service with the Company through the respective vesting dates.

In February 2024, the Compensation Committee certified the achievement related to the adjusted 2023 Performance Targets and determined that 54.5% of shares underlying the PSOs were earned, subject to the on-going service condition. As such, 45.5% of the shares underlying the PSOs were immediately forfeited, 25% of the earned shares underlying the PSOs became vested and exercisable on the first anniversary of the grant date, and the remaining 75% of the earned shares underlying the PSOs will vest in substantially equal quarterly installments over the subsequent three years, subject to the executive's continued service with the Company through the respective vesting dates. Stock-based compensation expense of $9.2 million was recognized for the year ended December 31, 2023 related to the PSOs.

The following table summarizes the stock option activity under the Company's equity incentive plans (in thousands, except per share data):

Stock Options	Number of Shares		Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value [1]	
Outstanding as of December 31, 2022	8,287	$	29.31			
Granted	2,542		46.88			
Exercised	(466)		11.12			
Canceled	(40)		51.51			
Outstanding as of December 31, 2023	10,323	$	34.37	7.3	$	149,074
Vested and expected to vest as of December 31, 2023	10,003	$	33.97	7.3	$	148,050
Options exercisable as of December 31, 2023	5,532	$	22.25	6.2	$	133,001

(1) Amounts represent the difference between the exercise price and the fair market value of common stock at December 31, 2023 of $43.69 per share for all "in-the-money" options outstanding.

During the years ended December 31, 2023, 2022 and 2021, total intrinsic value of stock options exercised was $16.7 million, $31.0 million and $59.6 million, respectively. Cash received from employee stock option exercises in 2023, 2022 and 2021 was $5.2 million, $6.7 million and $11.2 million, respectively.

Employee Stock Purchase Plans

The ESPP allows eligible employees to purchase shares of the Company's common stock through payroll deductions of up to 15% of their eligible compensation subject to certain Internal Revenue Code limitations. In addition, participants may purchase up to 2,000 shares of common stock in each offering period.

The offering periods under the ESPP are two six-month offering periods from August 15th through February 14th and February 15th through August 14th of each year. The price of common stock purchased under the ESPP is 85% of the lower of the fair market value of the common stock on the commencement date and the end date of each six-month offering period. The total shares authorized for issuance under the ESPP is 12.4 million shares. As of December 31, 2023, there were 4.5 million shares available for issuance under the ESPP. During the year ended December 31, 2023, 0.2 million shares were purchased under the ESPP. As of December 31, 2023, unrecognized stock-based compensation expense of $0.4 million related to the ESPP is expected to be recognized over a remaining service period of 0.1 years.

The NQ ESPP allows eligible employees to purchase shares of the Company's common stock through payroll deductions of up to 25% of their eligible recurring compensation. Eligible employees have the right to (a) purchase the maximum number of whole shares of common stock that can be purchased with the elected payroll deductions during each offering period for which the employee is enrolled at a purchase price equal to the closing price of the Company's common stock on the last day of such offering period and (b) receive an equal number of shares of the Company's common stock that are subject to a risk of forfeiture in the event the employee terminates employment within the one year period immediately following the purchase date. The NQ ESPP provides quarterly offering periods from February 8th through May 7th, May 8th through August 7th, August 8th through November 7th and November 8th through February 7th of each year, with a maximum of 0.25 million shares allocated per purchase period.

At the Company's 2023 annual meeting of stockholders, the stockholders approved an increase in the number of shares of common stock issuable under the NQ ESPP by 1.2 million shares. The maximum number of shares of common stock currently authorized for issuance under the NQ ESPP is 7.5 million shares. As of December 31, 2023, there were 3.4 million shares available for issuance under the NQ ESPP. During the year ended December 31, 2023, 0.9 million shares were purchased and issued. As of December 31, 2023, unrecognized stock-based compensation expense of $10.8 million related to the NQ ESPP is expected to be recognized over a remaining weighted-average service period of 0.8 years.

Stock-Based Compensation

The following table summarizes stock-based compensation expense (in thousands):

	Years Ended December 31,					
		2023		2022		2021
Cost of revenue	$	2,913	$	2,700	$	1,458
Sales and marketing		16,893		12,001		6,728
Research and development		17,000		12,165		6,769
General and administrative		25,965		17,960		9,275
	$	62,771	$	44,826	$	24,230
Income tax benefits recognized	$	10,993	$	11,501	$	16,929

The following table summarizes the weighted-average grant date fair values of the Company's stock-based awards granted in the periods indicated:

	Years Ended December 31,					
		2023		2022		2021
Stock options	$	23.02	$	31.86	$	26.55
ESPP	$	17.96	$	18.51	$	12.93
NQ ESPP	$	42.51	$	52.91	$	55.50

The Company values employee stock purchase rights under the NQ ESPP at the closing market price of the Company's common stock on the date of grant.

The Company estimates the fair value of stock options and employee stock purchase right under the ESPP at the grant date using the Black-Scholes option-pricing model. This model requires the use of the following assumptions:

(i) Expected volatility of the Company's common stock – The Company computes its expected volatility assumption based on a blended volatility (50% historical volatility and 50% implied volatility from traded options on the Company's common stock). The selection of a blended volatility assumption was based upon the Company's assessment that a blended volatility is more representative of the Company's future stock price trend as it weighs the historical volatility with the future implied volatility.

(ii) Expected life of the option award – Represents the weighted-average period that the stock options are expected to remain outstanding. The Company's computation of expected life utilizes the simplified method in accordance with Staff Accounting Bulletin No. 110 due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The mid-point between the vesting date and the expiration date is used as the expected term under this method.

(iii) Expected dividend yield – The assumption is zero based on the Company's history of not paying dividends and no future expectations of dividend payouts.

(iv) Risk-free interest rate – Based on the U.S. Treasury yield curve in effect at the time of grant with maturities approximating the grant's expected life.

The following table summarizes the weighted-average assumptions used in estimating the grant-date fair value of stock options and of each employee's purchase right under the ESPP in the periods indicated:

	Years Ended December 31,		
Stock Options	2023	2022	2021
Expected volatility	52 %	58 %	56 %
Expected life (years)	6.1	6.1	6.0
Risk-free interest rate	4.02 %	3.15 %	1.11 %

	Years Ended December 31,		
ESPP	2023	2022	2021
Expected volatility	47 %	62 %	63 %
Expected life (years)	0.5	0.5	0.5
Risk-free interest rate	5.31 %	2.16 %	0.05 %

In addition, the Company applies an estimated forfeiture rate to awards granted and records stock-based compensation expense only for those awards that are expected to vest. Forfeiture rates are estimated at the time of grant based on the Company's historical experience. Further, to the extent the Company's actual forfeiture rate is different from management's estimate, stock-based compensation is adjusted accordingly.

As of December 31, 2023, unrecognized stock-based compensation expense by award type, net of estimated forfeitures, and their expected weighted-average recognition periods are summarized in the following table (in thousands).

	Stock Option	ESPPs
Unrecognized stock-based compensation expense	$ 76,859	$ 11,235
Weighted-average amortization period (in years)	2.1	0.8

The Company expects to recognize stock-based compensation expense of $44.6 million in 2024, $25.1 million in 2025, $15.0 million in 2026 and $3.4 million in 2027.

Shares Reserved for Future Issuance

As of December 31, 2023, the Company had common shares reserved for future issuance as follows (in thousands):

Stock options outstanding	10,323
Shares available for future grant under 2019 Plan	4,984
Shares available for future issuance under ESPP	4,508
Shares available for future issuance under NQ ESPP	3,385
	23,200

7. Employee Benefit Plan

The Company sponsors a 401(k) tax-deferred savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, a percentage of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company, at the discretion of the Board of Directors, may make additional matching contributions on behalf of the participants. The Company made matching contributions totaling $5.2 million, $4.1 million and $3.2 million in 2023, 2022 and 2021, respectively.

8. Accumulated Other Comprehensive Loss

The table below summarizes the changes in accumulated other comprehensive loss by component:

	Unrealized Gains and Losses on Available-for-Sale Marketable Securities	Foreign Currency Translation Adjustments	Total
Balance as of December 31, 2021	$ (179)	$ (141)	$ (320)
Other comprehensive loss	(1,521)	(632)	(2,153)
Balance as of December 31, 2022	(1,700)	(773)	(2,473)
Other comprehensive income	1,701	113	1,814
Balance as of December 31, 2023	$ 1	$ (660)	$ (659)

Assets and liabilities of the Company's wholly owned foreign subsidiaries are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenue and expenses are translated at the monthly average exchanges rates. These translations result in differences called foreign currency translation adjustments. Realized foreign currency transaction gains or losses were not significant during the years ended December 31, 2023, 2022 and 2021 and are recorded in "Other expense, net" in the Company's Consolidated Statements of Comprehensive Income. Realized gains and losses on sales of available-for-sale marketable securities, if any, are reclassified from accumulated other comprehensive loss to "Other expense, net" in our Consolidated Statements of Comprehensive Income.

9. Income Taxes

The domestic and foreign components of income before incomes taxes were as follows (in thousands):

| | Years Ended December 31, | | |
	2023	2022	2021
Domestic	$ 30,983	$ 51,442	$ 70,776
Foreign	3,774	2,600	1,878
	$ 34,757	$ 54,042	$ 72,654

Income taxes consisted of the following (in thousands):

| | Years Ended December 31, | | |
	2023	2022	2021
Current:			
Federal	$ (2,407)	$ 3,671	$ —
State	6,493	6,555	2,818
Foreign	2,006	874	438
Current income tax	6,092	11,100	3,256
Deferred:			
Federal	2,050	6,336	(157,355)
State	(2,525)	(4,372)	(11,631)
Foreign	(185)	(32)	6
Deferred income tax	(660)	1,932	(168,980)
	$ 5,432	$ 13,032	$ (165,724)

The differences between the statutory and effective tax rates, expressed as a percentage of net income before income taxes, were as follows:

| | Years Ended December 31, | | |
	2023	2022	2021
Federal statutory rate	21.0 %	21.0 %	21.0 %
Impact of state taxes	2.6	(4.9)	(16.4)
Foreign operations	0.8	—	(0.2)
R&D tax credits	(13.5)	(9.1)	(1.9)
U.S. tax impact of foreign operations	(2.4)	7.8	—
Stock-based compensation	8.8	—	(12.8)
Other permanent items	2.5	1.2	0.7
Provision to return adjustments	(9.7)	(0.4)	(0.3)
Valuation allowance	—	1.3	(208.3)
Attribute expiration	0.8	5.5	(13.1)
Uncertain tax positions	4.7	1.7	3.2
	15.6 %	24.1 %	(228.1)%

The significant components of the Company's deferred tax assets were as follows (in thousands):

	December 31,	
	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 1,020	$ 44,188
Tax credit carryforwards	58,349	56,717
Inventory	16,592	5,986
Accruals and reserves	6,684	4,949
Deferred revenue	13,460	13,156
Stock-based compensation	12,087	7,417
Lease liability	2,277	2,346
Capitalized R&D	93,340	67,925
Other	144	9
Gross deferred tax assets	203,953	202,693
Valuation allowance	(29,908)	(29,914)
Total deferred tax assets	174,045	172,779
Deferred tax liabilities:		
Fixed assets	(1,484)	(2,648)
Right of use assets	(1,710)	(1,602)
Intangible assets	(3,160)	(1,498)
Total deferred tax liabilities	(6,354)	(5,748)
	$ 167,691	$ 167,031

All deferred taxes, along with any related valuation allowance, are classified in the Consolidated Balance Sheet as long-term.

A valuation allowance is required when, based upon an assessment of various factors, including recent operating loss history, anticipated future earnings, and prudent and reasonable tax planning strategies, it is more likely than not that some portion of the deferred tax assets will not be realized. At each reporting period, the Company assesses the estimated future realizability of the gross carrying value of its deferred tax assets. The Company's periodic assessments take into consideration both positive evidence (future profitability projections for example and recent financial performance) and negative evidence (historical financial performance for example) as it relates to evaluating the future recoverability of its deferred tax assets. During 2021, the Company released its valuation allowance for federal and state (with the exception of California) deferred tax assets that are more likely than not to be realized, primarily as a result of actual and projected increases in U.S. profitability in the current and future periods. In performing its analysis, the Company used the most updated plans and estimates that it currently uses to manage the underlying business and calculated the ability to utilize its deferred tax assets. The valuation allowance decreased by less than $0.1 million from 2022 to 2023. The Company continues to maintain a valuation allowance of $29.9 million on certain U.S. federal and state deferred tax assets that the Company believes are not more likely than not to be realized in future periods.

As of December 31, 2023, the Company had U.S. state net operating losses of approximately $16.5 million which will expire at various dates through 2039 if not utilized. Additionally, the Company has U.S. federal, California and other U.S. states research and development credits of approximately $44.9 million, $49.7 million and $2.7 million as of December 31, 2023, respectively. The U.S. federal research and development credits will expire at various dates through 2043 if not utilized. The California research and development credits have no expiration date. The credits related to other various U.S. states have begun to expire and will continue to expire at various dates through 2038.

Uncertain Tax Positions

ASC 740, *"Income Taxes,"* prescribes a recognition threshold and measurement attribute to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires the Company to recognize the financial statement effects of an uncertain tax position when it is more likely than not that such position will be sustained upon audit. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively, in its Consolidated Statements of Comprehensive Income.

The Company's unrecognized tax benefits were as follows (in thousands):

| | Years Ended December 31, | | | |
	2023		2022	
Balance at beginning of year	$	29,215	$	25,992
Reduction for tax positions related to prior year		(19)		(905)
Additions for tax positions related to prior year		580		1,232
Additions for tax positions related to current year		2,673		2,896
Balance at end of year	$	32,449	$	29,215

As of December 31, 2023 and 2022, the Company had unrecognized tax benefits of $32.4 million and $29.2 million, respectively, $17.6 million of which would affect the Company's effective tax rate if recognized. There were no accrued interest or penalties for uncertain income tax as of December 31, 2023.

The Company files tax returns in the United States and various state jurisdictions, China, India and the United Kingdom. The tax years 2000 through 2023 remain open and subject to examination by the appropriate governmental agencies due to tax attribute carryforwards.

10. Net Income Per Common Share

The computation of basic and diluted net income per common share for the periods indicated was as follows (in thousands, except per share data):

| | Years Ended December 31, | | | | | |
	2023		2022		2021	
Numerator:						
Net income	$	29,325	$	41,010	$	238,378
Denominator:						
Weighted-average common shares — basic		65,980		65,058		63,277
Effect of dilutive potential common shares		3,340		3,853		4,579
Weighted-average common shares — diluted		69,320		68,911		67,856
Basic net income per common share	$	0.44	$	0.63	$	3.77
Diluted net income per common share	$	0.42	$	0.60	$	3.51
Potentially dilutive shares excluded, weighted-average		4,688		1,758		1,006

Unvested restricted stock awards are included in the calculation of basic weighted-average shares because such shares are participating securities; however, the impact was immaterial.

Potentially dilutive shares have been excluded from the computation of diluted net income per common share when their effect is antidilutive. These antidilutive shares were primarily from stock options.

11. Revenue from Contracts with Customers

The Company develops, markets and sells a broadband platform and managed services, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the Company unit level. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure. The Company's chief operating decision maker is the Company's Chief Executive Officer, who reviews financial information presented on a Company-wide basis, for purposes of allocating resources and evaluating financial performance.

Geographic Information:

A summary of revenue disaggregated by geographic region based upon the location of the customers was as follows (in thousands):

	Years Ended December 31,					
	2023		**2022**		**2021**	
United States	$	944,201	$	786,802	$	565,964
Europe		54,265		26,916		45,879
Americas excluding U.S.		32,696		41,892		45,719
Middle East & Africa		7,457		10,885		19,018
Asia Pacific		974		1,332		2,814
	$	1,039,593	$	867,827	$	679,394

The Company's property and equipment, net of accumulated depreciation, were located in the following geographical areas (in thousands):

	December 31,			
	2023		**2022**	
United States	$	25,231	$	21,785
China		3,385		3,220
India		845		829
	$	29,461	$	25,834

Contract Asset

Contract assets include amounts recognized as revenue prior to the Company's contractual right to bill the customer. Amounts are billed in accordance with the agreed-upon contractual terms. The balance as of December 31, 2023 was $4.7 million of which the Company expects to bill 67% of the balance during 2024.

Contract Liability

Deferred revenue was $61.5 million and $58.6 million as of December 31, 2023 and 2022, respectively. The increase in deferred revenue of $2.9 million is primarily driven by cash payments received or due in advance of satisfying the Company's performance obligations and balances reclassified to contract assets during the year being greater than the $29.2 million of revenue recognized that was included in the deferred revenue balance at the beginning of the year.

Revenue allocated to remaining performance obligations ("RPOs") represents contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods but excludes variable consideration where the monthly invoicing is based on usage or where actual usage exceeds the minimum commitment. RPOs were $242.5 million as of December 31, 2023, and the Company expects to recognize as revenue 39% of this amount over the next 12 months and a majority of the remainder over the two years thereafter.

Contract Costs

The Company capitalizes certain sales commissions related primarily to multi-year subscriptions and extended warranty support for which the expected amortization period is greater than one year. As of December 31, 2023 and 2022, the unamortized balance of deferred commissions was $12.0 million and $11.2 million, respectively. For the years ended December 31, 2023, 2022 and 2021, the amount of amortization was $6.5 million, $4.0 million and $1.4 million, respectively. There was no impairment loss in relation to the costs capitalized for these respective periods.

Concentration of Customer Risk

No customer accounted for more than 10% of the Company's revenue for the years ended December 31, 2023, 2022 and 2021.

One customer represented 19% and 11% of the Company's accounts receivable as of December 31, 2023 and 2022, respectively. Another customer represented 14% of the Company's accounts receivable as of December 31, 2023.

ITEM 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

There were no changes in nor any disagreements with accountants on accounting principles or practices, financial statement disclosure, auditing scope or procedures, or other reportable events requiring disclosure pursuant to Item 304(b) of Regulation S-K.

ITEM 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, which we refer to as the evaluation date, we carried out an evaluation under the supervision and with the participation of management, including our principle executive officer and principle financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

The purpose of this evaluation was to determine whether as of the evaluation date our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in our filings with the SEC, (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based upon this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 using the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 framework). Based on our evaluation, management has concluded that we maintained effective control over financial reporting as of December 31, 2023 based on the COSO criteria. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our disclosure controls and procedures provide our principal executive officer and our principal financial officer reasonable assurances that our disclosure controls and procedures will achieve their objectives. However, our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting can or will prevent all human error. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are internal resource constraints, and the benefit of controls must be weighed relative to their corresponding costs. Because of the limitations in all control systems, no evaluation of controls can provide complete assurance that all control issues and instances of error, if any, within our company are detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to human error or mistake. Additionally, controls, no matter how well designed, could be circumvented by the individual acts of specific persons within the organization. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   **Other Information**

None.

ITEM 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

ITEM 10.   **Directors, Executive Officers and Corporate Governance**

Information required by this Item 10 relating to our directors is incorporated by reference to the information set forth under the captions "Proposal No. 1—Election of Directors" and "Director Compensation" and in other applicable sections of the Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, or the Proxy Statement, to be filed within 120 days of the end of the fiscal year covered by this Report. Information required by this Item 10 relating to our officers is incorporated by reference to the information set forth under the captions "Executive Officers" and "Executive Compensation" and in other applicable sections of the Proxy Statement. Information regarding our Section 16 reporting compliance is incorporated by reference to the information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement.

We have adopted a code of ethics, which applies to all employees, officers and directors of Calix. The Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, and applies to our Chief Executive Officer, Chief Financial Officer and all other employees, as indicated above. The Code of Business Conduct and Ethics also meets the requirements of a code of conduct under NYSE listing standards. The Code of Business Conduct and Ethics is posted on our website at www.calix.com under the links "About - Investor Relations - Governance - Code of Conduct." We intend to disclose any amendments to the Code of Business Conduct and Ethics, as well as any waivers for executive officers or directors, on our website at www.calix.com.

ITEM 11.   **Executive Compensation**

Information required by this Item 11 relating to executive compensation and other matters is incorporated by reference to the information set forth under the caption "Compensation Discussion and Analysis" and in other applicable sections of the Proxy Statement.

ITEM 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information required by this Item 12 relating to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and in other applicable sections of the Proxy Statement. Information regarding securities authorized for issuance under our equity compensation plans is incorporated by reference to the information set forth under the caption "Equity Compensation Plan Information" of the Proxy Statement.

ITEM 13.   **Certain Relationships and Related Transactions, and Director Independence**

Information required by this Item 13 relating to certain relationships and related transactions and director independence is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" and in other applicable sections of the Proxy Statement.

ITEM 14.   **Principal Accountant Fees and Services**

Our independent registered public accounting firm is KPMG LLP, Santa Clara, CA Auditor Firm ID: 185

Information required by this Item 14 relating to principal account fees and services is incorporated by reference to the information set forth under the caption "Principal Accountant Fees and Services" of the Proxy Statement.

PART IV

ITEM 15.   **Exhibits, Financial Statement Schedules**

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

The consolidated financial statements of Calix and the report of independent registered public accounting firm thereon are set forth under Part II, Item 8 of this report.

2. Consolidated Financial Statement Schedules

All schedules have been omitted because they are not applicable, not required, not presently in amounts sufficient to require submission of the schedule, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits are filed with or incorporated by reference in this report. Where such filing is made by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified in parentheses. We will furnish any exhibit upon request to: Calix Investor Relations at InvestorRelations@calix.com.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Calix, Inc. (filed as Exhibit 3.3 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference)
3.2	Amended and Restated Bylaws of Calix, Inc. (filed as Exhibit 3.5 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference)
4.1	Form of Calix, Inc.'s Common Stock Certificate (filed as Exhibit 4.1 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference)
4.2	Description of Securities (filed as Exhibit 4.2 to Calix's Form 10-K filed with the SEC on February 21, 2020 (File No. 001-34674) and incorporated by reference).
10.1*	Calix, Inc. 2010 Equity Incentive Award Plan and related documents (filed as Exhibit 10.4 to Amendment No. 6 to Calix's Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference)
10.2	Form of Indemnification Agreement made by and between Calix, Inc. and each of its directors, executive officers and some employees (filed as Exhibit 10.5 to Amendment No. 6 to Calix's Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference)
10.3*	Offer Letter between Calix, Inc. and Carl Russo dated November 1, 2006 (filed as Exhibit 10.8 to Amendment No. 1 to Calix's Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference)
10.4*	Offer Letter by and between Calix, Inc. and Michael Weening dated May 20, 2016 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on August 3, 2016 (File No. 001-34674) and incorporated by reference)
10.5*	Letter Agreement dated November 27, 2019 by and between Calix, Inc. and Michael Weening (filed as Exhibit 10.2 to Calix's Form 8-K filed with the SEC on December 3, 2019 (File No. 001-34674) and incorporated by reference)
10.6*	Amendment to Letter Agreement dated November 12, 2020 between Calix, Inc. and Michael Weening (filed as Exhibit 10.6 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference)
10.7*	Offer Letter between Calix, Inc. and Cory Sindelar dated September 28, 2017 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on August 11, 2017 (File No. 001-34674) and incorporated by reference)
10.8*	Nonstatutory Inducement Stock Option Grant Notice between Calix, Inc. and Cory Sindelar dated October 1, 2017 (filed as Exhibit 10.3 to Calix's Form 10-Q filed with the SEC on August 11, 2017 (File No. 001-34674) and incorporated by reference)
10.9*	Letter Agreement dated November 27, 2019 by and between Calix, Inc. and Cory Sindelar (filed as Exhibit 10.1 to Calix's Form 8-K filed with the SEC on December 3, 2019 (File No. 001-34674) and incorporated by reference)
10.10	Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated March 9, 2018 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on May 5, 2018 (File No. 001-34674) and incorporated by reference)

Exhibit Number	Description
10.11	First Amendment to Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated November 14, 2018 (filed as Exhibit 10.30 to Calix's Form 10-K filed with the SEC on March 1, 2019 (File No. 001-34674) and incorporated by reference)
10.12	Second Amendment to Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated December 10, 2020 (filed as Exhibit 10.12 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference)
10.13*	Calix, Inc. 2019 Equity Incentive Award Plan (incorporated by reference to Appendix A to the Registrant's definitive proxy statement on Schedule 14A, filed with the SEC on April 1, 2020 (File No. 001-34674))
10.14*	Calix, Inc. 2019 Equity Incentive Award Plan - Form of Notice of Grant of Stock Option and Option Agreement (filed as Exhibit 10.14 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference)
10.15*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended May 16, 2019 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on July 25, 2019 (File No. 001-34674) and incorporated by reference)
10.16*	Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended May 16, 2019 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on July 25, 2019 (File No. 001-34674) and incorporated by reference)
10.17*	Amended and Restated Employee Stock Purchase Plan effective April 24, 2020 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on July 21, 2020 (File No. 001-34674) and incorporated by reference)
10.18*	Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan effective April 24, 2020 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on July 21, 2020 (File No. 001-34674) and incorporated by reference)
10.19*	Calix, Inc. Amended and Restated Executive Change in Control and Severance Plan effective March 26, 2021 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on April 27, 2021 (File No. 001-34674) and incorporated by reference)
10.20*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended February 11, 2021 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on April 27, 2021 (File No. 001-34674) and incorporated by reference)
10.21*	Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended February 11, 2021 (filed as Exhibit 10.3 to Calix's Form 10-Q filed with the SEC on July 27, 2021 (File No. 001-34674) and incorporated by reference)
10.22*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended August 11, 2021 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on October 26, 2021 (File No. 001-34674) and incorporated by reference)
10.23*	Second Amendment to Letter Agreement between Calix, Inc. and Michael Weening dated August 11, 2021 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on October 26, 2021 (File No. 001-34674) and incorporated by reference)
10.24*	Promotion Letter between Calix, Inc. and Michael Weening dated September 30, 2022 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on October 25, 2022 (File No. 001-34674) and incorporated by reference)
10.25*	Consulting Agreement between Calix, Inc. and Michael Everett dated March 30, 2023 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on April 24, 2023 (File No. 001-34674) and incorporated by reference)
10.26*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended February 9, 2023 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on July 24, 2023 (File No. 001-34674) and incorporated by reference)
10.27*	Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended February 9, 2023 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on July 24, 2023 (File No. 001-34674) and incorporated by reference)
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
24.1	Power of Attorney (included on signature page to this Annual Report on Form 10-K)
31.1	Certification of Principal Executive Officer of Calix, Inc. Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	Certification of Principal Financial Officer of Calix, Inc. Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	Certification of Principal Executive Officer and Principal Financial Officer of Calix, Inc. Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Calix, Inc. Policy for Recovery of Erroneously Awarded Compensation dated October 2, 2023
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Indicates management contract or compensatory plan or arrangement.

ITEM 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Calix, Inc.
(Registrant)

Dated: February 22, 2024

By: /s/   Michael Weening

Michael Weening

President, Chief Executive Officer and Director
(Principal Executive Officer)

Dated: February 22, 2024

By: /s/   Cory Sindelar

Cory Sindelar

Chief Financial Officer
(Principal Financial Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Michael Weening and Cory Sindelar, and each of them, with full power of substitution and re-substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 22, 2024.

Signature	Title	Date
/s/ Michael Weening Michael Weening	President, Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2024
/s/ Cory Sindelar Cory Sindelar	Chief Financial Officer (Principal Financial Officer)	February 22, 2024
/s/ Carl Russo Carl Russo	Chairman of the Board of Directors	February 22, 2024
/s/ Don Listwin Don Listwin	Lead Independent Director	February 22, 2024
/s/ Christopher Bowick Christopher Bowick	Director	February 22, 2024
/s/ Kathy Crusco Kathy Crusco	Director	February 22, 2024
/s/ Eleanor Fields Eleanor Fields	Director	February 22, 2024
/s/ Kira Makagon Kira Makagon	Director	February 22, 2024
/s/ Rajatish Mukherjee Rajatish Mukherjee	Director	February 22, 2024
/s/ Kevin Peters Kevin Peters	Director	February 22, 2024

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